Confidential draft submitted to the Securities and Exchange Commission on May 10, 2023. This draft registration statement has not been filed publicly with the Securities and Exchange Commission and all information contained herein remains confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM S-1

REGISTRATION STATEMENT

Under

THE SECURITIES ACT OF 1933

Heart Test Laboratories, Inc.

(Exact name of registrant as specified in its charter)

Texas	334510	26-1344466
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

550 Reserve St, Suite 360

Southlake, Texas 76092

682-237-7781

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Danielle Watson

550 Reserve St, Suite 360

Southlake, Texas 76092

682-237-7781

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Sasha Ablovatskiy Jonathan Shechter Foley Shechter Ablovatskiy LLP 1180 Avenue of the Americas, 8th Floor New York, New York 10036 Tel: (212) 335-0466	David E. Danovitch Michael DeDonato Angela Gomes Sullivan & Worcester LLP 1633 Broadway New York, New York 10019 (212) 660-3000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box:  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☒

		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the U.S. Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

PRELIMINARY PROSPECTUS SUBJECT TO COMPLETION DATED MAY 10, 2023

[●] UNITS

EACH UNIT CONSISTING OF

ONE SHARE OF COMMON STOCK AND

ONE WARRANT TO PURCHASE ONE SHARE OF COMMON STOCK

[●] PRE-FUNDED UNITS

EACH UNIT CONSISTING OF

ONE PRE-FUNDED WARRANT TO PURCHASE ONE SHARE OF COMMON STOCK AND

ONE WARRANT TO PURCHASE ONE SHARE OF COMMON STOCK

[●] SHARES OF COMMON STOCK UNDERLYING

WARRANTS AND PRE-FUNDED WARRANTS

Heart Test Laboratories, Inc.

Heart Test Laboratories, Inc. (the “Company”, “Heart Test”, “HeartSciences”, “we”, “us” or “our”) is offering, pursuant to this prospectus and on a firm commitment basis, [●] units (the “Units”), each Unit consisting of one share of common stock, par value $0.001 per share (the “Common Stock”), and one warrant to purchase one share of Common Stock (the “Warrants”) at an exercise price of $[●] per share (100% of the public offering price of the Unit). The Warrants will be immediately exercisable and will expire five (5) years after the date of issuance.

We are also offering [●] pre-funded units (the “Pre-Funded Units”) to certain purchasers whose purchase of Units in this offering would otherwise result in the purchaser, together with its affiliates and certain related parties, beneficially owning more than 4.99% (or, at the election of the purchaser, 9.99%) of our outstanding Common Stock immediately following the consummation of this offering. Each Pre-Funded Unit consists of one pre-funded warrant to purchase one share of Common Stock (the “Pre-Funded Warrants”) and one Warrant. The purchase price of each Pre-Funded Unit is equal to the price per Unit being sold to the public in this offering, minus $0.001, and the exercise price of each Pre-Funded Warrant included in the Pre-Funded Unit is $0.001 per share. The Pre-Funded Warrants will be immediately exercisable and may be exercised at any time until all of the Pre-Funded Warrants are exercised in full. The terms of the Pre-Funded Warrants are otherwise substantially the same as the terms of the Warrants. Each purchase of Pre-Funded Units in this offering will reduce the number of Units in this offering on a one-for-one basis. For purposes of clarity, the number of Units sold in the aggregate on this cover page hereunder shall be reduced on a one-to-one basis for each Pre-Funded Unit sold.

We are also registering on the registration statement of which this prospectus forms a part, and this prospectus also relates to, the shares of Common Stock issuable from time to time upon exercise of the Warrants and Pre-Funded Warrants (the “Warrant Shares”) included in the Units and Pre-Funded Units offered hereby. See “Description of Our Securities” in this prospectus for more information. We refer to the securities offered by this prospectus as the “Securities.”

Neither the Units nor the Pre-Funded Units have stand-alone rights nor will they be certificated or issued as stand-alone securities. The shares of Common Stock and Warrants included in the Units are immediately separable, and will be issued separately in this offering, and the Pre-Funded Warrants and Warrants included in the Pre-Funded Units are immediately separable, and will be issued separately in this offering.

We previously completed our initial public offering (“IPO”) of units (the “IPO Units”) consisting of shares of Common Stock and warrants to purchase shares of Common Stock ( the “IPO Warrants”), on June 17, 2022. Our Common Stock and our IPO Warrants are listed on the Nasdaq Capital Market under the symbols “HSCS” and “HSCSW,” respectively. On May 4, 2023, the closing price of our Common Stock was $0.83 per share and the closing price of our IPO Warrants was $0.2107 per warrant.

There is no established trading market for the Units, Pre-Funded Units, Warrants or Pre-Funded Warrants, and we do not expect a market to develop. In addition, we do not intend to apply for the listing of the Units, Pre-Funded Units, Warrants or the Pre-Funded Warrants on any national securities exchange or other trading market. Without an active trading market, the liquidity of such securities will be limited.

We are an “emerging growth company” as that term is used in the Jumpstart Our Business Startups Act of 2012 and, as such, have elected to comply with certain reduced public company reporting requirements for this prospectus and future filings.

	Per Unit	Per Pre-Funded Unit	Total(1)
Public offering price	$	$	$
Underwriting discounts and commissions(2)	$	$	$
Proceeds to us (before expenses)	$	$	$

(1)

The amount of offering proceeds to us presented in this table does not give effect to any exercise of the (a) option that we have granted to the Maxim Group LLC, the representative of the underwriters in this offering (the “Representative”), to purchase additional shares of Common Stock, Warrants and/or Pre-Funded Warrants as described below; (b) Representative’s Warrants, as described below, or (c) Warrants or Pre-Funded Warrants.

(2)

Represents an underwriting discount equal to 7.0% of the gross offering proceeds. Does not include warrants that are issuable by us to the Representative or its permitted designees to purchase up to a number of shares of Common Stock equal to 4% of the Units and Pre-Funded Units sold in this offering and any securities sold upon exercise of the Representative’s over-allotment option, exercisable at a price per share equal to 110% of the public offering price of the Units offered hereby (the “Representative’s Warrants”) or certain out-of-pocket expenses of the underwriters that are reimbursable by us. See “Underwriting” for additional disclosure regarding underwriting compensation.

We have granted the Representative an option to purchase from us, at the public offering price, less the underwriting discounts and commissions, up to an additional [●] shares of Common Stock and/or Pre-Funded Warrants and/or up to an additional [●] Warrants exercisable within 45 days from the date of this prospectus (equal to 15% of the aggregate number of the Units and Pre-Funded Units sold hereby). The Representative may exercise such option with respect to Common Stock only, Pre-Funded Warrants only, Warrants only, or any combination thereof. The purchase price to be paid per additional share of Common Stock will be equal to the public offering price of one Unit (less the purchase price allocated to the Warrants, $0.001 per Warrant), less the underwriting discounts and commissions. The purchase price to be paid per additional Pre-Funded Warrant will be equal to the public offering price of one Pre-Funded Unit (less the $0.001 purchase price per Warrant), less the underwriting discounts and commissions. The purchase price to be paid per additional Warrant will be $0.001. If the Representative exercises the option in full for Common Stock or Pre-Funded Warrants only, the total underwriting discounts and commissions payable in either case will be approximately $[●] million, and the total proceeds to us, before expenses, will be approximately $[●] million. If the Representative exercises the option for Warrants only, the total additional underwriting discounts and commissions payable will be approximately $[●] and the total additional proceeds to us, before expenses, will be approximately $[●].

Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 21 of this prospectus and under similar headings in the documents incorporated by reference into this prospectus for a discussion of certain risks and uncertainties you should consider before investing in our securities.

We will deliver the shares of Common Stock being issued to the purchasers electronically and will e-mail such investors electronic warrant certificates for the Pre-Funded Warrants and the Warrants sold in this offering, upon closing and receipt of investor funds for the purchase of the Securities offered pursuant to this prospectus. We anticipate that delivery of the shares of Common Stock, Pre-Funded Warrants and Warrants against payment therefor will be made on or before                 , 2023.

Neither the Securities and Exchange Commission nor any other state securities commission has approved or disapproved of these Securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

Sole Book-Running Manager

Maxim Group LLC

The date of this prospectus is                 , 2023.

ABOUT THIS PROSPECTUS

You should rely only on the information contained in this prospectus and any free writing prospectus prepared by or on behalf of us or to which we have referred you. We have not authorized anyone to provide you with information that is different. We are offering to sell the Securities, and seeking offers to buy the Securities, only in jurisdictions where offers and sales are permitted. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of the Securities.

For investors outside of the United States: Neither we nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus.

In this prospectus, unless the context suggests otherwise, references to “Heart Test,” “HeartSciences,” the “Company,” “we,” “us” and “our” refer to Heart Test Laboratories, Inc., a Texas corporation. References to “Fiscal 2023” refer to the 12 months ending April 30, 2023, references to “Fiscal 2022” refer to the 12 months ended April 30, 2022, and references to “Fiscal 2021” refer to the 12 months ended April 30, 2021.

This prospectus is part of a registration statement on Form S-1 that we filed with the Securities and Exchange Commission (the “SEC”).

Neither we nor the underwriters have authorized anyone to provide you with any information or to make any representations other than those contained in this prospectus or any applicable prospectus supplement or any free writing prospectuses prepared by or on behalf of us or to which we have referred you. Neither we nor the underwriters take responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. Neither we nor the underwriter will make an offer to sell the Securities in any jurisdiction where the offer or sale is not permitted.

We may also provide a prospectus supplement or post-effective amendment to the registration statement to add information to, or update or change information contained in, this prospectus. Any statement contained in this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in such prospectus supplement or post-effective amendment modifies or supersedes such statement. Any statement so modified will be deemed to constitute a part of this prospectus only as so modified, and any statement so superseded will not be deemed to constitute a part of this prospectus. You should read both this prospectus and any applicable prospectus supplement or post-effective amendment to the registration statement together with the additional information to which we refer you in the section of this prospectus titled “Where You Can Find Additional Information.”

You should not assume that the information contained in this prospectus, any prospectus supplement or amendments thereto, as well as information we have previously filed with the SEC, is accurate as of any date other than the date on the front cover of the applicable document. Our business, financial condition, results of operations and prospects may have changed since those dates.

TRADEMARKS AND TRADE NAMES

Certain of our trademarks are the subject of trademark registrations in the United States as well as various other countries. Other brand names, names and trademarks contained in this prospectus are the property of their respective owners. Solely for convenience, trademarks, service marks and tradenames are referred to in this prospectus without the SM, TM and/or ® symbols or any typographical emphasis (such as italicized or underlined text), but such references are not intended to indicate, in any way, that the owner thereof will not assert, to the fullest extent under applicable law, such owner’s rights to their service marks, trade names and trademarks.

MyoVista (and design)®, wavECG®, HEARTSCIENCES®, Heart Test Laboratories (and design) ®, the Company’s heart logo and HSECG® are trademarks and/or service marks of the Company registered with the United States Patent and Trademark Office (“USPTO”). Other trademarks, service marks and trade names in this prospectus are the property of their respective owners.

INDUSTRY AND MARKET DATA

This prospectus includes statistical, market and industry data and forecasts which we obtained from publicly available information and independent industry publications and reports that we believe to be reliable sources. These publicly available industry publications and reports generally state that they obtain their information from sources that they believe to be reliable, but they do not guarantee the accuracy or completeness of the information. Although we believe that these sources are reliable, we have not independently verified the information contained in such publications. We are liable for all information in this prospectus and the registration statement on Form S-1 filed with the SEC of which this prospectus constitutes a part.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements made under “Prospectus Summary,” “Risk Factors,” “Use of Proceeds,” and elsewhere in this prospectus and in the information incorporated by reference into this prospectus constitute forward-looking statements. In some cases, you can identify forward- looking statements by terminology such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” “intends,” or “continue,” or the negative of these terms or other comparable terminology.

These forward-looking statements may include, but are not limited to, statements relating to our objectives, plans and strategies, statements that contain projections of results of operations or of financial condition, expected capital needs and expenses, statements relating to the research, development, completion and use of our device, and all statements (other than statements of historical facts) that address activities, events or developments that we intend, expect, project, believe or anticipate will or may occur in the future.

Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties. We have based these forward-looking statements on assumptions and assessments made by our management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate.

Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things:

•	our expectation regarding the sufficiency of our existing cash and cash equivalents to fund our current operations;

•

our ability to receive regulatory clearance for the MyoVista wavECG (the “MyoVista”) from the U.S. Food and Drug Administration (the “FDA”), state regulators, if any, or other similar foreign regulatory agencies, including approval to conduct clinical trials, the timing and scope of those trials and the prospects for regulatory approval or clearance of, or other regulatory action with respect to the MyoVista or other future potential products;

•

our ability to further advance the development of the MyoVista, our 12-lead electrocardiograph (“ECG”) device that would also incorporate an additional proprietary artificial intelligence (“AI”) -based algorithm that we have been designing to detect cardiac dysfunction, and future potential products;

•	our ability to launch sales of the MyoVista or any future potential products into the U.S.;

•	our assessment of the potential of the MyoVista and any future potential products;

•	our planned level of capital expenditures and liquidity;

•	our plans to continue to invest in research and development to develop technology for new products;

•	our failure to meet the continued listing requirements of Nasdaq could result in a de-listing of our shares and penny stock trading;

•

the regulatory environment and changes in the health policies and regimes in the countries in which we intend to operate, including the impact of any changes in regulation and legislation that could affect the medical device industry;

•	our ability to meet our expectations regarding the commercial supply of the MyoVista and any future products;

•	our ability to retain key executives;

•	our ability to internally develop new inventions and intellectual property;

•	the overall global economic environment;

•	the impact of COVID-19 and resulting government actions on us;

•	the impact of competition and new technologies;

•	general market, political and economic conditions in the countries in which we operate;

•	our ability to develop new devices and intellectual property;

•	changes in our strategy; and

•	potential litigation.

These statements are only current predictions and are subject to known and unknown risks, uncertainties, and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from those anticipated by the forward-looking statements. We discuss many of these risks in this prospectus and in the information incorporated by reference into this prospectus in greater detail under the heading “Risk Factors” and elsewhere in this prospectus and in the information incorporated by reference into this prospectus. You should not rely upon forward-looking statements as predictions of future events.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Except as required by law, we are under no duty to update or revise any of the forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this prospectus.

The Company will continue to file annual, quarterly and current reports, proxy statements and other information with the SEC. Forward-looking statements speak only as of the dates specified in such filings. Except as expressly required under federal securities laws and the rules and regulations of the SEC, we do not undertake any obligation to update any forward-looking statements to reflect events or circumstances arising after any such date, whether as a result of new information or future events or otherwise. You should not place undue reliance on the forward-looking statements included in this prospectus or that may be made elsewhere from time to time by us, or on our behalf. All forward-looking statements attributable to us are expressly qualified by these cautionary statements.

Unless defined elsewhere, capitalized terms used in this prospectus are defined in the section of this prospectus titled “Glossary of Terms.”

PROSPECTUS SUMMARY

This summary highlights information contained in greater detail elsewhere in this prospectus or incorporated by reference into this prospectus and does not contain all of the information that you should consider in making your investment decision. Before investing in our Common Stock, you should carefully read this entire prospectus, including our financial statements and the related notes thereto incorporated by reference into this prospectus. You should also consider, among other things, the information set forth under the sections titled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements,” in each case appearing elsewhere in this prospectus as well as the information incorporated by reference into this prospectus.

Company Overview

We are a medical technology company focused on applying innovative AI-based technology to an ECG, also known as an “EKG,” to expand and improve an ECG’s clinical usefulness. Our objective is to make an ECG a far more valuable cardiac screening tool, particularly in frontline or point-of-care clinical settings. HeartSciences’ first product candidate for FDA clearance, the MyoVista is a resting 12-lead ECG that is designed to provide diagnostic information related to cardiac dysfunction as well as conventional ECG information in the same test. The cardiac dysfunction information has only traditionally been available through the use of cardiac imaging. Our business model, which involves the use of the MyoVista and consumables for each test, is expected to be “razor-razorblade” as the cable connection to the electrodes used with the MyoVista are proprietary to HeartSciences, and new electrodes are used for every test performed. As of May 5, 2023, we had 12 full-time employees.

Our device is not cleared for marketing by the FDA and our future success is dependent upon receiving FDA De Novo clearance for the MyoVista. Additional funding may be required as part of achieving FDA clearance and thereafter would be required to support the sales launch of the MyoVista into the U.S., provide working capital and support further research and development (“R&D”).

We believe that there is currently no low-cost, front-line, medical device that is effective at screening for heart disease. As a result, we believe that frontline physicians face a significant challenge in determining if a patient has heart disease. Although many think of the ECG as the frontline test for heart disease, in 2012, the United States Preventive Services Task Force conducted an evaluation of conventional ECG testing and stated: “There is no good evidence the test, called an ECG, helps doctors predict heart risks any better than traditional considerations such as smoking, blood pressure and cholesterol levels in people with no symptoms.”

ECG devices record the electrical signals of a patient’s heart. The ECG is a ubiquitous, relatively low-cost, simple and quick test; it is portable and can be performed in a wide range of clinical settings by a non-specialist clinician or clinical aide. There are three basic categories of heart disease: electrical (such as an arrhythmia), structural (such as valvular disease) and ischemic (such as coronary artery disease, or CAD). Conventional resting ECGs have limited sensitivity in detecting structural and ischemic disease and are typically used for diagnosing cardiac rhythm abnormalities, such as atrial fibrillation, or acute coronary syndrome, such as a myocardial infarction which is also known as a heart attack. However, traditional ECGs have a limited role in identifying cardiac dysfunction associated with structural and ischemic disease.

HeartSciences has designed the MyoVista to help address these limitations and extend the clinical capability of an ECG in detecting cardiac dysfunction. We have been applying AI-machine learning to the signal processed electrical signal of the heart to develop a proprietary algorithm designed to detect cardiac dysfunction caused by heart disease and/or age-related cardiac dysfunction. The MyoVista has not yet received FDA clearance.

The editorial comment associated with the study titled “Prediction of Abnormal Myocardial Relaxation from Signal Processed Surface ECG” presented below discusses recent applications of machine learning to data derived from surface 12-lead ECGs in relation to cardiac dysfunction:

“These represent some of the most significant advances in electrocardiography since its inception, which has historically had a limited, if any, role in the evaluation of cardiac dysfunction. In the past, our cardiovascular community was resigned to the fact that surface ECGs are poor indicators for cardiac dysfunction.”

Khurram Nasir, MD, MPH, MSC, Department of Cardiology, Houston Methodist DeBakey Heart & Vascular Center, Houston, Texas, et. al., Journal of American College of Cardiology Editorial Comment Volume 76 Number 8 2020.

Almost all forms of heart disease, including CAD and structural disease, affect heart muscle, or cardiac, function prior to symptoms. Impaired cardiac function is first observed as impaired cardiac relaxation which is an early indicator of diastolic dysfunction and usually continues to increase in severity as heart disease progresses. The diastolic phase of the cardiac cycle occurs when the heart muscle relaxes (following contraction). Diastolic dysfunction may also be related to age-related cardiac dysfunction.

If we receive FDA clearance for the MyoVista, our main target markets would be frontline healthcare environments in the U.S., such as primary care, to assist physician decision making in the cardiology referral process. Currently, cardiology referral decisions are often based on a patient’s risk factors and/or a conventional ECG test. Accordingly, many patients with heart disease are left undetected while no treatment or intervention is required for most patients referred for cardiac imaging. We believe that adding the capability to detect cardiac dysfunction to a standard 12-lead resting ECG could help improve cardiac referral pathways and be valuable for patients, physicians, health systems and third-party payors.

New Class II devices, such as the MyoVista, require FDA De Novo premarket review. The MyoVista along with its proprietary software and hardware is classified as a Class II medical device by the FDA. Premarket review and clearance by the FDA for these devices is generally accomplished through the 510(k) premarket notification process or De Novo classification request, or petition process. We previously submitted an FDA De Novo classification request in December 2019 and, following feedback and communications with the FDA during and since that submission, we have been making modifications to our device, including our proprietary algorithm. We are part-way through a new, pivotal clinical validation study and have been undertaking device and algorithm development testing for a revised FDA De Novo submission, which we expect to take place during 2023.

We have been using the net remaining proceeds from the IPO, and intend to use the net proceeds we may receive from the sale of any shares of our Common Stock pursuant to the purchase agreement dated March 10, 2023 (the “Lincoln Park Purchase Agreement”) with an institutional investor, Lincoln Park Capital Fund, LLC (“Lincoln Park”), providing for the purchase of up to $15.0 million worth of our Common Stock (the “Purchase Shares”) as further described in “Company Overview – Recent Developments,” and a portion of the net proceeds from this offering, to continue our work towards FDA resubmission and clearance and for general corporate purposes. Although our current aim is to achieve FDA clearance, which would allow us to market the MyoVista in the U.S., there is no assurance that this will be the case. Additional funding would be required to support the sales launch of the MyoVista into the U.S., provide working capital and support further R&D. Our independent registered public accounting firm has issued an opinion on our audited financial statements incorporated by reference into this prospectus that contains an explanatory paragraph regarding substantial doubt about our ability to continue as a going concern because we have experienced recurring losses, negative cash flows from operations, limited capital resources, and a net stockholders’ deficit. These events and conditions indicate that a material uncertainty exists that may cast significant doubt on our ability to continue as a going concern. If we are unable to continue as a going concern, we may have to liquidate our assets, and the values we receive for our assets in liquidation or dissolution could be significantly lower than the values reflected in our financial statements.

Heart Disease Facts and Current ECG Testing Limitations

Heart disease refers to a variety of conditions that affect the heart—including heart rhythm problems, heart valve problems, genetic defects and blood-vessel diseases such as CAD. It is often referred to as the “silent killer” and, according to the American Heart Association, one in three patients are not properly diagnosed until after a heart attack occurs and 50% of men and 64% of women who died suddenly of coronary heart disease had no previous symptoms. Statistics published by the U.S. Centers for Disease Control and Prevention, or CDC, show that in the United States heart disease is the leading cause of death for men, women, and people of most racial and ethnic groups. According to the CDC, one person dies from cardiovascular disease every 34 seconds. In 2020 about 20.1 million U.S. adults aged 20 and older have CAD (about 7.2%), with approximately one in five heart attacks being a silent heart attack therefore the person is not even aware of it, but the damage is done. Approximately 697,000 people in the U.S. died from heart disease in 2020, that’s one in every five deaths. The scale of the problem is similar worldwide. In 2020, the World Health Organization confirmed that heart disease has remained the leading cause of death at the global level for the last 20 years. Cardiovascular diseases are the leading cause of death globally. An estimated 17.9 million people died from cardiovascular diseases in 2019, representing 32% of all global deaths.

As heart disease progresses to more acute stages, the cost to treat patients increases significantly. Cardiovascular disease is the leading cost to the healthcare system and is estimated to be responsible for one in every six healthcare dollars spent in the United States. Heart disease cost the United States about $229 billion in each of 2017 and 2018, including the cost of health care services, medicines, and lost productivity due to death. Governments, healthcare providers and payors are motivated to shift the diagnosis and management of these conditions to earlier stages where better patient outcomes can be delivered at lower costs.

We believe that there is currently no low-cost, front-line, medical device that is effective at screening for heart disease. As a result, frontline physicians face a significant challenge in determining if a patient has heart disease. The conventional ECG is thought of by many to be the front-line tool in cardiac testing, but it has poor sensitivity in detecting CAD or structural heart disease.

Overuse of Expensive Cardiology-Based Diagnostic Testing

We believe that the absence of cost-effective front-line or primary-care-based testing has resulted in the over-use of costly cardiology-based diagnostic tests. Noninvasive cardiac tests are significant contributors to healthcare costs, accounting for greater than 40% of Medicare Part B spending on medical imaging, or over $17 billion annually according to the U.S. Centers for Medicare & Medicaid Services (“CMS”). There are a variety of effective, though expensive, diagnostic tests for patients used to detect heart disease. These are typically performed in a specialist cardiology or hospital setting and include:

•	Stress ECG testing, a non-invasive diagnostic test with a cost of approximately $200 with, according to the American College of Cardiology, a sensitivity of 68% in the detection of CAD.

•

Echocardiogram, or echo, a non-invasive diagnostic imaging test, similar to an ultrasound, that is effective in the detection of heart disease; however, the Medicare cost of an echo in a hospital is approximately $600 and can be as much as $3,000 if performed privately.

•	Cardiac imaging tests, such as nuclear stress tests and coronary computerized tomography angiograms alternatively can be conducted noninvasively, but typically cost $1,000 or more.

•	Coronary angiogram, an invasive test in which dye that is visible by X-ray is injected into the blood vessels of the heart. A coronary angiogram can cost in excess of $5,000.

Diastolic Dysfunction, an Early Indicator of Heart Disease

The symptoms and causes of cardiac dysfunction have been researched for many years. The causes of cardiac dysfunction during the contraction (systolic) phase, also called reduced left ventricular ejection fraction, have been well understood for many years. However, according to the American Heart Association Statistics Committee report in 2013, approximately 50% of patients with heart failure (“HF”) symptoms have ejection fraction measures that are not markedly abnormal. In addition, multiple articles published by the National Institutes of Health (“NIH”), state that approximately 50% of HF cases are due to severe diastolic dysfunction, also called heart failure with preserved ejection fraction. HF with preserved ejection fraction (“HFpEF”) is a clinical syndrome in which patients have symptoms and signs of HF with normal or near-normal left ventricular ejection fraction (“LVEF”) (LVEF ≥50%). Roughly half of all patients with HF worldwide have an LVEF ≥50% and nearly half have an LVEF <50%. Thanks to the increased scientific attention about the condition and improved characterization and diagnostic tools, the incidence of HF with reduced ejection fraction (“HFrEF”) dropped while that of HFpEF has increased by 45%. As a result, understanding the causes and progression of diastolic dysfunction has become a key area of scientific and clinical interest. This research has led to the understanding that almost all patients with systolic dysfunction also have diastolic dysfunction and almost all types of heart disease including CAD, valvular disease, cardiomyopathy, hypertension, congenital heart disease, and pericardial disease induce diastolic dysfunction.

According to an article by Dr. Dalane W. Kitzman, MD and Dr. William C. Little, MD published in the February 14, 2012 issue of the Journal of the American Heart Association, diastolic performance is sensitive to nearly all of the common disease processes that affect cardiovascular function. The article indicates that left ventricular, or LV, diastolic function is impaired by all of the common disease processes that affect LV function or produce LV hypertrophy or fibrosis, including hypertension, diabetes, ischemia, myocarditis, toxins, and infiltrative cardiomyopathies. LV diastolic dysfunction (“LVDD”), begins early in the heart disease process and continues to increase in severity as heart disease progresses. LVDD is now recognized as one of the earliest signs of heart disease and typical onset occurs when a patient is still asymptomatic. We believe that the early detection of diastolic dysfunction can be a valuable marker for almost all forms of heart disease and age-related cardiac abnormalities that may otherwise be missed by current conventional ECG devices.

Product and Technology

The MyoVista has been developed in response to the relatively recent understanding in cardiology that most forms of heart disease are associated with LV relaxation abnormalities and diastolic dysfunction. The MyoVista is a 12-lead resting ECG device that features our proprietary algorithm developed to detect cardiac dysfunction in the diastolic phase, specifically slower than normal left ventricular relaxation rates as defined by the American Society of Echocardiology Guidelines.

The MyoVista also includes the capabilities of a full-featured conventional 12-lead resting ECG including analysis using the Glasgow Algorithm, also known as the Glasgow ECG Interpretation Algorithm. Developed by the University of Glasgow in the United Kingdom, the 12-lead ECG Analysis Algorithm has been relied upon for more than 35 years and is a widely used resting ECG interpretive algorithm. The Glasgow Algorithm was developed and has been continuously improved over the years by a team of world-renowned ECG researchers. The Glasgow Algorithm is licensed to us pursuant to a licensing agreement with The University Court of the University of Glasgow, under which we obtained a non-exclusive, worldwide license, which includes automatic renewal provisions, to software modules for an Android platform for analysis of resting 12-lead electrocardiograms and all intellectual property rights (including patents, copyright, trademarks, trade secrets and know-how) relating to the software modules to be used in the MyoVista (the “Glasgow Licensing Agreement”).

In the MyoVista, the conventional ECG (including the Glasgow Algorithm) and our proprietary algorithm, which has been designed to detect impaired left ventricular cardiac relaxation abnormalities, are combined as a single test with results presented separately. The MyoVista has a high-resolution touchscreen display and incorporates many easy and intuitive to use features commonly associated with a tablet device.

MyoVista device with 1 lead view of signal processed waveform

Market Opportunity

Diagnostic Gap

We believe that the significant diagnostic gap in heart disease is early identification. Heart disease often remains asymptomatic for many years as disease progresses until it reaches an acute stage, at which point many patients have a heart attack or die without prior diagnosis of disease. For this reason, heart disease is often referred to as the “silent killer.” In 2012, the United States Preventative Services Task Force stated that there is no good evidence that an ECG helps physicians predict heart risks in people with no symptoms any better than traditional considerations such as smoking, blood pressure and cholesterol levels, acknowledging the diagnostic gap that currently exists.

According to the CDC, cardiovascular disease remains the biggest cost for the US healthcare system at approximately $219 billion per year. The cost of treating acute cardiac events and heart failure is especially high in comparison to preventative treatment. Governments, healthcare providers and third-party payors are focused on shifting the diagnosis and management of heart disease to earlier stages where better patient outcomes can be delivered at lower cost; however, to make substantial progress the existing diagnostic gap needs to be closed.

We believe that the scale of cardiac disease as well as changing demographics, growing ECG market, impetus to identify risks earlier through low-cost testing which is better able to detect heart disease at an early stage, along with the increasing number and type of health care settings creates a significant opportunity for a device such as the MyoVista.

Changing Demographics

Heart disease is most commonly found in individuals age 65 and older with incidences of heart disease increasing at 65 years for men and 71.8 years for women. According to the Organization for Economic

Co-operation and Development, advances in the field of medicine have led to an increase in life expectancy which, as of 2020, was estimated to average 77.3. years for a person in the U.S., up from 75.4 years in 1990. As life expectancy increases, the average age of the population is expected to increase. According to the U.S. Health and Human Services—Office of the Inspector General, or the HHS, the population age 65 and older increased from 38.8 million in 2008 to 52.4 million in 2018 (a 35% increase) and is projected to reach 94.7 million in 2060. By 2030, more than 20 percent of U.S. residents are projected to be age 65 and over. Since heart disease is most commonly found in individuals age 65 years and older, and that population pool is increasing, we believe there is a significant opportunity for a device such as the MyoVista.

Growing ECG Market

The demand for electrocardiograph devices and related supplies known as electrodes is on the rise worldwide. Despite the limitations of the conventional ECG and healthcare guidance around the world that recommends against its use for screening, in the absence of a better alternative, the ECG remains a ubiquitous and widely-used test throughout healthcare including non-cardiology settings. It is estimated that 1.5 million to 3 million ECGs are performed worldwide every day, making it one of the most commonly used cardiovascular diagnostic tests in healthcare and a fundamental tool in clinical practice. It is estimated that more than 100 million ECGs are performed each year in the United States. The 2019 National Ambulatory Medical Care Survey indicated that office-based patient care physicians, excluding anesthesiologists, radiologists and pathologists, ordered or provided 47 million ECG tests during office visits, and the 2020 National Hospital Ambulatory Medical Care Survey showed that during ambulatory care visits to hospital emergency departments, an additional 32 million ECG tests were ordered or performed by hospital emergency departments.

Impetus to Identify Risks Earlier for More Effective Low-Cost Testing

A key goal of the HHS is reducing healthcare costs. This places pressure on physicians and healthcare institutions to contain healthcare costs. Additionally, one of the key objectives of HHS’s Healthy People 2030, is to increase preventive care for people of all ages. We believe that efforts towards preventive care and maintenance will lead to more testing for high-risk individuals and patients who have existing cardiac conditions. This trend, we believe, in tandem with the push to shorten hospital stays, has created an impetus to identify pre-symptomatic patients at risk more effectively at the front-line physician or clinic level and to treat recovering cardiac patients through outpatient care and rehabilitation.

It is our belief that the MyoVista is positioned to respond to the global need for more effective, low-cost ECG testing that screens for heart disease.

Changing Nature of Healthcare Providers

The delivery of healthcare in the U.S. is evolving. Alternative treatment sites, such as retail clinics, concierge medicine, urgent care clinics and ambulatory surgical centers, deliver care from qualified providers in settings outside of emergency departments, hospitals or traditional physician offices. We expect this trend to accelerate the drive to provide more effective preventative care and represents a significant opportunity for the introduction of the MyoVista as a new medical device that offers an enhanced ability to screen for heart disease.

Capitation Provides an Incentive to Identify Medicare Advantage Patients

Healthcare providers are paid either through fee-for-service or capitation. Fee-for-service is a payment model where services are unbundled and paid for separately. In health care, the fee-for-service payment model incentivizes physicians to provide more treatments because payment is dependent on the quantity, rather than quality, of care. Capitation is a payment arrangement that pays a physician or group of physicians a set amount for each enrolled person assigned to them, per period of time, whether or not that person seeks care. Under capitation, the amount of remuneration is based on the average expected healthcare utilization of that patient, with greater payment for patients with significant history of medical problems.

Approximately 48% (approximately 28 million people) of those covered by Medicare according to CMS are enrolled in a Medicare Advantage plan. With respect to these patients, CMS pays capitation to healthcare providers. CMS uses risk adjustment to adjust capitation payments to health plans, either higher or lower, to account for the differences in the health costs of individuals with ailments such as heart failure, CAD, angina and valvular heart disease. Accordingly, under CMS guidelines, risk factor adjustments per patient will provide payment that is higher for sicker patients who have conditions where diagnosis codes are documented in the medical record as a result of a face-to-face visit. Therefore, there is a financial incentive to identify those Medicare Advantage patients who are sicker, including those who have undiagnosed ailments such as heart disease. We believe that undiagnosed heart disease represents a significant problem, and we believe insurance plans that have a high number of Medicare Advantage patients could be a target market for the MyoVista.

Market Strategy

General

Our objective is to make the MyoVista a standard-of-care, as an affordable and valuable medical test. Our business model, which involves the capital sale (typically any item that would be capitalized as an asset and not expensed as a supply item) of the MyoVista and the use of proprietary supplies (electrodes) for each test, is “razor-razorblade.” The electrode connection system is patented which, together with our proprietary high quality electrodes, facilitate high quality, stable ECG signal capture, which, we believe is important as the MyoVista analyzes frequency data as well as conventional ECG information. Because new electrodes are needed for each test, our proprietary electrodes, if purchased, would provide recurring per-test revenue for each MyoVista sold. In short, unlike many new healthcare products, we do not expect to primarily rely on high device pricing and instead will seek to encourage adoption and to rely on recurring revenue as an important aspect of our business model.

Territories

Our initial sales focus will primarily be within the U.S. We intend to market the MyoVista in the U.S. using a direct sales force following FDA clearance. Outside of the U.S., for markets such as Europe and Latin America, we intend to utilize medical device distributors that have existing healthcare provider relationships and experience selling ECG devices, which will be supported by a small number of local field personnel.

Potential Markets

We believe that there is a large variety of potential markets for the MyoVista. Conventional ECGs are used throughout healthcare in almost every clinical setting including clinics, doctor’s offices, urgent care centers, and hospitals. We believe that, in many of those settings, the additional information on cardiac dysfunction which the MyoVista is designed to provide, in addition to the conventional ECG information provided, could be extremely valuable.

The MyoVista’s range of applications and potential uses are vast, and include providing:

•	Primary care — front-line cardiac testing/referral tool, heart disease screening.

•	Retail Healthcare — access to ECG testing at retail sites such as CVS, Walmart and Walgreens.

•	Emergency Departments — enhanced ECG testing for emergency room patients.

•	Cardiologists — prescreening cardiology patients.

•	Hospitals — in-patient testing or testing prior to discharge, particularly cardiac wards.

•	Surgery — pre-anesthesia testing, pre/post intervention.

•	Life Insurance testing — ECGs when required in connection with the issuance of life insurance policies.

•	Specialty Environments — screening for conditions such as, cardiomyopathy, cardiac oncology, drug trials, heart failure, and diabetes.

•	Athlete testing — cardiac screening programs for athletes.

Early Target Markets

Initially, our focus markets will be on: cardiology; primary care providers that serve upper to middle income regions including concierge medicine providers; retail clinics; and insurers with high levels of Medicare Advantage patients.

Reimbursement

In addition to targeting the health care settings described above, a key element of our strategy is to qualify for third-party payor reimbursement. This strategy has two stages. During the first stage, we intend to seek the support of the American College of Cardiology to use existing Current Procedural Terminology, or CPT, codes for the standard ECG functionality of the MyoVista. CPT codes are numbers assigned to each task or service provided by a healthcare provider including medical, surgical and diagnostic services. Insurers use the numbers to determine the amount to pay a provider. While we cannot assure you that we will receive such approval by ACC, this would provide physicians with the ability to use existing 12-lead ECG reimbursement codes. Medicare reimbursement for existing ECG testing procedures with interpretation and report ranges from approximately $17 to $55 depending on the type of healthcare facility. These charges would go directly to the healthcare facility/ physician.

After this initial stage, our longer-term reimbursement strategy is to obtain additional reimbursement for the MyoVista capabilities related to detecting cardiac dysfunction. In July 2022, the American Medical Association issued new CPT Category III codes for novel AI assistive algorithmic ECG risk assessment for cardiac dysfunction. These codes are expected to cover the proprietary algorithm to be incorporated in the MyoVista. CPT Category III codes are designed to facilitate the use, adoption, and potential reimbursement of emerging technologies. The new codes went into effect in the CPT codebook on January 1, 2023. While we cannot assure you that these new codes will ultimately lead to the issuance of CPT Category I codes or that insurance coverage or payment can be obtained, if successful, this could potentially provide total reimbursement that is larger than reimbursement for conventional ECG devices, which, in turn, could provide MyoVista with a competitive advantage as compared to conventional ECG devices.

Competition

The medical device industry is characterized by rapidly advancing technologies, intense competition, and a strong emphasis on proprietary products. There are many medical device companies, biotechnology companies, public and private universities and research organizations actively engaged in the research and development of products that may be similar to the MyoVista. Competitors could include traditional ECG manufacturers such as General Electric Company, or GE, Koninklijke Philips N.V., and Nihon Kohden Corporation that may seek to innovate, and new commercial entrants to the AI ECG market, such as anumana, Inc. or companies involved in AI healthcare, such as Tempus Labs, Inc. that also see the opportunity to finally innovate in a market that, we believe, has significant need for improved products and technology change.

Intellectual Property

Our technology is protected by a patent portfolio as well as trade secrets, which together comprise an important part of technology protection for our existing and any future proprietary algorithms (especially when developing proprietary algorithms). We believe that the combination of patents and trade secrets creates valuable competitive barriers in favor of HeartSciences.

The USPTO has issued eight utility patents and one design patent to us. The patent expiration dates range from March 2031 to August 2040. We also have fourteen international design registrations and eighteen international utility patents granted (with expiration dates ranging from September 2036 to March 2037) in jurisdictions such as China, Japan, South Korea, the United Kingdom, France, Germany, Mexico and Australia. We currently have several pending patent applications in multiple jurisdictions including India, Brazil, Europe and the United States.

In addition, we have entered into two agreements that are material to our rights to the intellectual property utilized in the MyoVista:

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In January 2014, we entered into an invention assignment agreement under which certain specified MyoVista technology and proprietary and intellectual property rights thereto (including patents, copyright, trademarks, trade secrets and know-how) were transferred and assigned to us by the inventor; and

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In December 2015, we entered the Glasgow Licensing Agreement with The University Court of the University of Glasgow under which we obtained a non-exclusive, worldwide license to software modules for an Android platform for analysis of resting 12-lead electrocardiograms and all intellectual property rights (including patents, copyright, trademarks, trade secrets and know-how) relating to the software modules to be used in the MyoVista.

Research and Development

The Company’s R&D staff designs our hardware, software and AI-based algorithms. Hardware development assistance is provided by outside consulting firms. The Company internally develops the signal processing software elements along with outside assistance. The user interface elements of the software are designed by the Company along with the assistance of outside consultants. The data science work necessary to build the AI-based algorithms is performed both internally and externally using outside consultants. Incorporation of all software elements into the MyoVista hardware is performed internally. We currently employ four full-time R&D staff.

We believe, based on our research and other published research, that further algorithms could be developed for a range of additional clinical indications. Studies involving use of the MyoVista and proof of concept algorithms for alternative clinical indications have already been published and there is a growing body of third- party published research in this field.

On November 29, 2022, we entered into a multi-year collaboration agreement with Rutgers, The State University of New Jersey, to develop AI-based ECG algorithms with our intention being to augment our product development pipeline for additional new ECG algorithms in the medium term. We believe that in the future the ECG will have significantly greater clinical value and will facilitate far more effective heart disease screening and referral.

Implications of Being an “Emerging Growth Company” and a “Smaller Reporting Company”

We qualify as an “emerging growth company” under the Jumpstart our Business Startups Act of 2012, or the JOBS Act. For so long as we remain an emerging growth company, we may take advantage of relief from certain reporting requirements and other burdens generally applicable to public companies. In particular, as an emerging growth company we:

•	are not required to obtain an attestation and report from our auditors on our management’s assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act;

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are not required to provide a detailed narrative disclosure discussing our compensation principles, objectives and elements and analyzing how those elements fit with our principles and objectives (commonly referred to as “compensation discussion and analysis”);

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are not required to obtain a non-binding advisory vote from our shareholders on executive compensation or golden parachute arrangements (commonly referred to as the “say-on-pay,” “say-on-frequency” and “say-on-golden-parachute” votes);

•	are exempt from certain executive compensation disclosure provisions requiring a pay-for-performance graph and CEO pay ratio disclosure;

•	may present only two years of audited financial statements and only two years of related Management’s Discussion & Analysis of Financial Condition and Results of Operations (“MD&A”); and

•	are eligible to claim longer phase-in periods for the adoption of new or revised financial accounting standards under §107 of the JOBS Act.

We intend to take advantage of these reduced reporting requirements and exemptions, including the longer phase-in periods for the adoption of new or revised financial accounting standards under §107 of the JOBS Act. Our election to use the phase-in periods may make it difficult to compare our financial statements to those of non-emerging growth companies and other emerging growth companies that have opted out of the phase-in periods under §107 of the JOBS Act. Please see “Risk Factors—We are an ‘emerging growth company,’ and any decision on our part to comply with certain reduced disclosure requirements applicable to emerging growth companies could make the Common Stock less attractive to investors.”

Under the JOBS Act, we may take advantage of the above-described reduced reporting requirements and exemptions for up to five years after our initial sale of common equity pursuant to a registration statement declared effective under the Securities Act of 1933, as amended (the “Securities Act”), or such earlier time that we no longer meet the definition of an emerging growth company. In this regard, the JOBS Act provides that we would cease to be an “emerging growth company” if we have more than $1.235 billion in annual revenue, have more than $700 million in market value of our Common Stock held by non-affiliates (and are not otherwise eligible to be a smaller reporting company), or issue more than $1 billion in principal amount of non-convertible debt over a three-year period. Further, under current SEC rules we will continue to qualify as a “smaller reporting company” for so long as we have a public float (i.e., the market value of common equity held by non-affiliates) of less than $250 million as of the last business day of our most recently completed second fiscal quarter.

Certain of the reduced reporting requirements and exemptions available to us as an “emerging growth company” are also available to us due to the fact that we also qualify as a “smaller reporting company” under the SEC rules. For instance, smaller reporting companies are not required to obtain an auditor attestation and report regarding internal control over financial reporting; are not required to provide a compensation discussion and analysis; are not required to provide a pay-for-performance graph or CEO pay ratio disclosure; and may present only two years of audited financial statements and related MD&A disclosure.

If we are a smaller reporting company at the time we cease to be an emerging growth company, we may continue to rely on exemptions from certain disclosure requirements that are available to smaller reporting companies. We will continue to be a smaller reporting company so long as (i) the market value of our stock held by non-affiliates is less than $250 million as of the last business day of our second fiscal quarter or (ii) our annual revenue was less than $100 million during our most recently completed fiscal year and the market value of our stock held by non-affiliates is less than $700 million as of the last business day of our second fiscal quarter. Specifically, as a smaller reporting company we may choose to present only the two most recent fiscal years of audited financial statements in our Annual Reports on Form 10-K and, similar to emerging growth companies, smaller reporting companies have reduced disclosure obligations regarding executive compensation.

Recent Developments

Going Concern

On July 29, 2022, our independent registered public accounting firm issued an opinion on our audited financial statements, included in our Annual Report on Form 10-K for the year ended April 30, 2022, that contained an explanatory paragraph regarding substantial doubt about our ability to continue as a going concern because we have experienced recurring losses, negative cash flows from operations, limited capital resources and a net stockholders’ deficit. These events and conditions raise substantial doubt about our ability to continue as a going concern.

Collaboration with Rutgers

On November 29, 2022, we entered into a multi-year collaboration agreement with Rutgers, The State University of New Jersey, to develop AI-based ECG algorithms, which we intend to augment our product development pipeline for additional new ECG algorithms in the medium term.

Compliance with Nasdaq Listing Requirements

On December 21, 2022, we received notice from the Listing Qualifications Staff of The Nasdaq Stock Market LLC, or Nasdaq, indicating that we were not in compliance with the minimum stockholders’ equity requirement for continued listing on the Nasdaq Capital Market, under Listing Rule 5550(b)(1) (the “Minimum Stockholders’ Equity Requirement”), because our stockholders’ equity of $1,082,676 as reported in our Quarterly Report on Form 10-Q for the period ended October 31, 2022 was below the required minimum of $2.5 million, and because, as of October 31, 2022, we did not meet the alternative compliance standards, relating to the market value of listed securities of $35 million or net income from continuing operations of $500,000 in the most recently completed fiscal year or in two of the last three most recently completed fiscal years.

On February 3, 2023, we submitted a plan to Nasdaq to regain compliance with the Minimum Stockholders’ Equity Requirement. On February 8, 2023, Nasdaq notified us that they have granted us an extension of up to 180 calendar days from December 21, 2022, i.e. through June 19, 2023, to regain compliance. If we fail to evidence compliance upon filing our Annual Report on Form 10-K for the year ending April 30, 2023 with the SEC and Nasdaq, our Common Stock and IPO Warrants may be subject to delisting. If Nasdaq determines to delist our Common Stock and IPO Warrants, we will have the right to appeal to a Nasdaq hearings panel.

Bridge Warrant Amendment No. 2

On February 3, 2023, we entered into a second amendment to the Bridge Warrants (as defined in the Glossary of Terms), which we refer to as the Bridge Warrant Amendment No. 2. The Bridge Warrant Amendment No. 2 amended the Bridge Warrants (as previously amended) by (i) lowering the exercise price of $4.25 for a period of ten (10) business days beginning February 3, 2023 and ending February 16, 2023 (the “Limited Period”), during which period the exercise price was set at $1.00, subject to adjustments set forth in the Bridge Warrant; (ii) providing that during the Limited Period, the holder was able, in its sole discretion, to elect a cashless exercise of the Bridge Warrant in whole or in part, pursuant to which the holder received a net number of shares of Common Stock equal to one-third of the total number of shares into which the Bridge Warrant could otherwise have been exercised; and (iii) removing the exercise price adjustment provisions of the Bridge Warrants with limited exceptions for transactions such as stock dividends, stock splits, stock combinations and reverse stock splits. Additionally, the Bridge Warrant Amendment No. 2 provided that in the event that the aggregate number of shares of Common Stock to be received by a holder upon an exercise of its Bridge Warrant during the Limited Period would result in such holder’s receiving shares of Common Stock in excess of its applicable Bridge Maximum Percentage (as defined in the Glossary of Terms), in lieu of delivery of shares of Common Stock in excess of the Bridge Maximum Percentage, the holder would receive such excess shares as pre-funded warrants substantially in the form of the Pre-Funded Bridge Warrants (as defined in the Glossary of Terms), with certain exercise price adjustment provisions removed. Further, the Bridge Warrant Amendment No. 2 included a waiver of Section 4(w) of the Bridge SPA (as defined in the Glossary of Terms), which placed certain restrictions on the Company’s ability to issue securities for a specified period of time.

During the Limited Period, the Company issued 1,172,304 shares of Common Stock and a pre-funded warrant to purchase 150,000 shares of Common Stock (the “Remaining Pre-Funded Bridge Warrant”) pursuant to exercises of the Bridge Warrants and received approximately $1.3 million in proceeds from these exercises. At the end of the Limited Period, Bridge Warrants to purchase 298,667 shares of Common Stock (the “Remaining Bridge Warrants”) remained outstanding, with an exercise price of $4.25 per share, subject to adjustments as set forth in the Bridge Warrants.

Lincoln Park Purchase Agreement

On March 10, 2023, we entered into the Lincoln Park Purchase Agreement pursuant to which we have the right, but not the obligation, to sell to Lincoln Park up to $15,000,000 of Purchase Shares from time to time over a 36-month term beginning only after certain conditions set forth in the Lincoln Park Purchase Agreement have been satisfied, including that the registration statement registering the Purchase Shares for resale (the “Lincoln Park Registration Statement”) shall have been declared effective under the Securities Act, which we refer to as the Commencement Date. In accordance with the Lincoln Park Purchase Agreement, on March 13, 2023, we issued 100,000 shares of our Common Stock (the “Initial Commitment Shares”) to Lincoln Park as consideration for its commitment to purchase the Purchase Shares under the Lincoln Park Purchase Agreement. At the time Lincoln Park’s purchases cumulatively reach an aggregate amount of $2,000,000 of Purchase Shares, in accordance with the Lincoln Park Purchase Agreement, we will issue an additional 62,500 shares of our Common Stock (the “Additional Commitment Shares”, and, together with the Initial Commitment Shares, the “Commitment Shares”) to Lincoln Park as consideration for such purchases.

Under applicable rules of Nasdaq, in no event may we issue or sell to Lincoln Park under the Lincoln Park Purchase Agreement shares of our Common Stock, including the Commitment Shares, in excess of 1,927,022 shares, which is equal to 19.99% of the shares of our Common Stock outstanding immediately prior to the execution of the Lincoln Park Purchase Agreement (the “Exchange Cap”) unless (i) we obtain shareholder approval to issue shares of our Common Stock in excess of the Exchange Cap or (ii) the average price of all shares of Common Stock issued to Lincoln Park under the Lincoln Park Purchase Agreement equals or exceeds $1.16 per share (which represents the official closing price of our Common Stock on The Nasdaq Capital Market the day of signing of the Lincoln Park Purchase Agreement), such that the transactions contemplated by the Lincoln Park Purchase Agreement are exempt from the Exchange Cap limitation under applicable Nasdaq rules. In any event, the Lincoln Park Purchase Agreement specifically provides that we may not issue or sell any shares of our Common Stock under the Lincoln Park Purchase Agreement if such issuance or sale would breach any applicable rules or regulations of the Nasdaq. The Lincoln Park Purchase Agreement also prohibits us from directing Lincoln Park to purchase any shares of our Common Stock if those shares, when aggregated with all other shares of our Common Stock then beneficially owned by Lincoln Park (as calculated pursuant to

Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 13d-3 thereunder), would result in Lincoln Park and its affiliates beneficially owning more than 9.99% of the then total outstanding shares of Common Stock, which we refer to herein as the Beneficial Ownership Limitation.

Lincoln Park Registration Rights Agreement

Concurrently with entering into the Lincoln Park Purchase Agreement, we entered into a registration rights agreement with Lincoln Park (the “Registration Rights Agreement”) pursuant to which we agreed to register the resale of the Purchase Shares and Commitment Shares that have been and may be issued to Lincoln Park under the Lincoln Park Purchase Agreement pursuant to the Lincoln Park Registration Statement. On March 29, 2023, we filed with the SEC the Lincoln Park Registration Statement registering the resale of the Purchase Shares and Commitment Shares that have been and may be issued to Lincoln Park under the Lincoln Park Purchase Agreement, and the SEC declared the Lincoln Park Registration Statement effective on April 10, 2023.

As of May 8, 2023, we have issued 478,024 shares to Lincoln Park, including the Initial Commitment Shares, receiving gross proceeds of approximately $369,000.

Corporate Information

We are a Texas corporation based in Southlake, Texas and were incorporated in Texas in August 2007. Our principal executive offices are located at 550 Reserve Street, Suite 360, Southlake TX 76092. Our telephone number is 682-237-7781. We are doing business under an assumed name, HeartSciences. Our website address is www.heartsciences.com. The information contained on, or that can be accessed through, our website is not part of this prospectus or the registration statement of which it forms a part. We have included our website address in this prospectus solely as an inactive textual reference.

THE OFFERING

Units offered by us(1)	[●] Units, each consisting of one share of Common Stock and one Warrant. The Units have no stand-alone rights and will not be certificated or issued as stand-alone securities. The Common Stock and Warrants are immediately separable and will be issued separately in this offering.

Pre-Funded Units offered by us	We are also offering [●] Pre-Funded Units to certain purchasers whose purchase of Units in this offering would otherwise result in the purchaser, together with its affiliates and certain related parties, beneficially owning more than 4.99% (or, at the election of the purchaser, 9.99%) of our outstanding Common Stock immediately following the consummation of this offering. Each Pre-Funded Unit consists of one Pre-Funded Warrant and one Warrant, which are immediately separable and will be issued separately in this offering. The Pre-Funded Units have no stand-alone rights and will not be certificated or issued as stand-alone securities. Each purchase of Pre-Funded Units in this offering will reduce the number of Units in this offering on a one-for-one basis. For purposes of clarity, the number of Units sold in the aggregate on this cover page hereunder shall be reduced on a one-for-one basis for each Pre-Funded Unit sold.

Warrants and Pre-Funded Warrants offered by us	The exercise price of each Warrant is $[●] per share (100% of the public offering price per Unit) and the exercise price of each Pre-Funded Warrant included in the Pre-Funded Unit is $0.001 per share. Each Warrant and Pre-Funded Warrant will be immediately exercisable by paying the aggregate exercise price for the Warrants or Pre-Funded Warrants being exercised and, in the event there is, at any time, after the initial exercise date, no effective registration statement registering the Warrant Shares, or the prospectus contained therein is not available for the issuance of the Warrant Shares, then the Warrants and Pre-Funded Warrants, as applicable, may also be exercised on a cashless basis for a net number of shares, as provided in the formula in the Warrant and Pre-Funded Warrant. In either case, the Warrants will expire on the fifth anniversary of their initial exercise date and the Pre-Funded Warrants will be exercisable until they are exercised in full. The terms of the Warrants and Pre-Funded Warrants will be governed by a warrant agency agreement, dated as of the date of this prospectus, between us and American Stock Transfer & Trust Company, LLC, as the warrant agent (the “Warrant Agent”). We are also registering on the registration statement of which this prospectus forms a part, and this prospectus also relates to, the Warrant Shares. See “Description of Our Securities—Warrants and Pre-Funded Warrants”.

Public Offering Price per Unit and per Pre-Funded Unit	$[●] per Unit and $[●] per Pre-Funded Unit.

Option to purchase additional securities	We have granted the Representative an option for a period of up to 45 days following the date of this prospectus to purchase from us up to [●] additional shares of Common Stock and/or Pre-Funded Warrants, and/or up to an additional [●] Warrants (equal to 15% of an aggregate number of the Units and Pre-Funded Units sold hereby). The Representative may exercise the option with respect to Common Stock only, Pre-Funded Warrants only, Warrants only, or any combination thereof. The purchase price to be paid per additional share of Common Stock will be equal to the public offering price of one Unit (less the purchase price allocated to the Warrant, $0.001 per Warrant), less the underwriting discounts and commissions. The purchase price to be paid per additional Pre-Funded Warrant will be equal to the public offering price of one Pre-Funded Unit (less the $0.001 purchase price per Warrant), less the underwriting discounts and commissions. The purchase price to be paid per additional Warrant will be $0.001.

Representative’s Warrants	We will issue to the Representative, or its permitted designees, warrants to purchase up to [●] shares of Common Stock, representing 4% of the Units and Pre-Funded Units sold in this offering and any securities sold upon exercise of the Representative’s over-allotment option. The Representative’s Warrants will have an exercise price of $[●], or equal to 110% of the per Unit public offering price, will be exercisable beginning on a date that is 180 days following the commencement of sales pursuant to this prospectus and will expire five years from the date of such commencement of sales.

Common Stock outstanding after this offering(2)	[●] shares of Common Stock, assuming no exercise of any of the Warrants, Pre-Funded Warrants or Representative’s Warrants and no exercise of the over-allotment option by the Representative for any additional Securities.

Use of proceeds	We expect to receive net proceeds from this offering of approximately $[●] million, after deducting underwriting discounts and commissions and estimated offering expenses payable by us (assuming no exercise of Warrants, Pre-Funded Warrants or Representative’s Warrants and no exercise of the over-allotment option by the Representative).

We intend to use the net proceeds from this offering for costs directly related to obtaining FDA clearance for the MyoVista, R&D, working capital and general corporate purposes, including personnel costs, capital expenditures and the costs of operating as a public company. See “Use of Proceeds.”

Lock-up agreements

We and our executive officers and directors have agreed with the Representative not to offer for sale, issue, sell, contract to sell, pledge or otherwise dispose of any of our securities for a period of six months from the completion of this offering without the prior written consent of the underwriter. See “Underwriting—Lock-up Agreements and Trading Restrictions.”

Transfer agent, warrant agent and registrar	The transfer agent and registrar for our Common Stock and the Warrant Agent for the Warrants and Pre-Funded Warrants is American Stock Transfer & Trust Company, LLC.

Nasdaq Listing	Our Common Stock and IPO Warrants are listed on Nasdaq under the symbols “HSCS” and “HSCSW,” respectively. There is no established trading market for the Units, Pre-Funded Units, Warrants or Pre-Funded Warrants, and we do not expect a trading market for any such securities to develop. We do not intend to list such securities on any securities exchange or other trading market. Without a trading market, the liquidity of such securities will be extremely limited.

Risk factors	Investment in our securities involves substantial risks. You should read this prospectus and the information incorporated by reference into this prospectus carefully, including the section entitled “Risk Factors” in this prospectus and the documents incorporated by reference and the financial statements and the related notes to those statements incorporated by reference in this prospectus, before investing in our securities.

(1)

The number of Units, Pre-Funded Units, Warrants and Pre-Funded Warrants as discussed above is illustrative only and will adjust based on the actual public offering price and other terms of this offering determined at pricing.

(2)

Shares of Common Stock that will be outstanding after this offering as shown above assumes that all of the Units (or if applicable, Pre-Funded Units) offered hereby are sold (but excludes the shares of our Common Stock issuable upon exercise of the Representative’s option to purchase additional securities from us in this offering), and is based on 10,118,440 shares of Common Stock outstanding as of May 8, 2023, and excludes the following as of such date:

•	1,692,065 shares of Common Stock issuable upon conversion of the 380,871 shares of issued and outstanding Series C Preferred Stock;

•	1,763,695 shares of Common Stock issuable upon the exercise of stock options issued to directors, employees and consultants of the Company, of which 395,679 have vested;

•	326,423 shares of Common Stock issuable upon exercise of the Investor Warrants, the $1M Lender Warrants and the $1.5M Lender Warrants;

•	298,667 shares of Common Stock issuable upon exercise of the Remaining Bridge Warrants;

•	1,725,000 shares of Common Stock issuable upon exercise of the IPO Warrants, which includes the IPO Warrants issued pursuant to the underwriter’s over-allotment option in the IPO;

•	105,000 shares of Common Stock issuable upon exercise of the IPO Underwriter Warrants;

•	150,000 shares of Common Stock issuable upon exercise of the Remaining Pre-Funded Bridge Warrant;

•

1,386,498 shares that may still be issued and/or sold under the Lincoln Park Purchase Agreement based on 1,927,000 shares, which is the current maximum number of shares that may be issued and/or sold under the Lincoln Park Purchase Agreement based on the price of $1.16 per share (which represents the official closing price of our Common Stock on Nasdaq the day of signing of the Lincoln Park Purchase Agreement); and

•	the shares of our Common Stock issuable pursuant to the exercise of the Warrants, Pre-Funded Warrants or Representative’s Warrants issued pursuant to this offering.

This number of shares of our Common Stock also excludes shares issuable pursuant to antidilution provisions set forth in the Series C Preferred Stock, which are each dependent on the market price of our Common Stock at the time of conversion.

RISK FACTORS

Investing in our securities involves a high degree of risk. You should consider carefully the risks and uncertainties described below, together with all of the other information incorporated by reference into this prospectus as well as the risk factors included in Item 1A. “Risk Factors” in our Annual Report on Form 10-K for the year ended April 30, 2022 incorporated by reference into this prospectus, before making a decision to invest in our Securities. Our business, results of operations, financial condition and prospects could also be harmed by risks and uncertainties that are not presently known to us or that we currently believe are not material. If any of the following risks actually occur, our business, platform, reputation, brand, results of operations, financial condition and prospects could be materially and adversely affected. In such event, the market price of our Securities could decline, and you could lose all or part of your investment.

Risks Related to this Offering and the Ownership of our Securities

We have been notified by The Nasdaq Stock Market LLC of our failure to comply with certain continued listing requirements and, if we are unable to regain compliance with all applicable continued listing requirements and standards of Nasdaq, our Common Stock could be delisted from Nasdaq.

Our Common Stock and IPO Warrants are currently listed on Nasdaq. In order to maintain that listing, we must satisfy minimum financial and other continued listing requirements and standards, including those regarding director independence and independent committee requirements, minimum stockholders’ equity, minimum share price, and certain corporate governance requirements.

On December 21, 2022, we received notice from the Listing Qualifications Staff of Nasdaq indicating that we were not in compliance with the Minimum Stockholders’ Equity Requirement, because our stockholders’ equity of $1,082,676 as reported in our Quarterly Report on Form 10-Q for the period ended October 31, 2022 was below the required minimum of $2.5 million, and because, as of October 31, 2022, we did not meet the alternative compliance standards, relating to the market value of listed securities of $35 million or net income from continuing operations of $500,000 in the most recently completed fiscal year or in two of the last three most recently completed fiscal years.

On February 3, 2023 we submitted to Nasdaq a plan to regain compliance with the Minimum Stockholders’ Equity Requirement. On February 8, 2023, Nasdaq notified us that they have granted us an extension of up to 180 calendar days from December 21, 2022, or through June 19, 2023, to regain compliance. If we fail to evidence compliance upon filing our periodic report for the year ending April 30, 2023 with the SEC and Nasdaq, we may be subject to delisting. If Nasdaq determines to delist our Common Stock and IPO Warrants, we will have the right to appeal to a Nasdaq hearings panel.

There can be no assurances that we will be able to regain compliance with the Minimum Stockholders’ Equity Requirement or, if we do regain compliance with the Minimum Stockholders’ Equity Requirement, that we will be able to continue to comply with all applicable Nasdaq listing requirements in the future. If we are unable to maintain compliance with these Nasdaq requirements, our Common Stock and IPO Warrants will be delisted from Nasdaq.

In the event that our Common Stock and IPO Warrants are delisted from Nasdaq, as a result of our failure to comply with the Minimum Stockholders’ Equity Requirement, or due to our failure to continue to comply with any other requirement for continued listing on Nasdaq, and is not eligible for listing on another exchange, trading in the shares of our Common Stock could be conducted in the over-the-counter market or on an electronic bulletin board established for unlisted securities such as the Pink Sheets or the OTC Bulletin Board. In such event, it could become more difficult to dispose of, or obtain accurate price quotations for, our Common Stock, and it would likely be more difficult to obtain coverage by securities analysts and the news media, which could cause the price of our Common Stock to decline further. Also, it may be difficult for us to raise additional capital if we are not listed on a national exchange.

Since our management will have broad discretion in how we use the proceeds from this offering, we may use the proceeds in ways with which you disagree.

Our management will have broad discretion over the use of proceeds from this offering. We intend to use the net proceeds from this offering for any of the purposes described in the section of this prospectus entitled “Use of Proceeds.” Our management will have considerable discretion in the application of the net proceeds, and you will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. The net proceeds may be used for corporate purposes that do not improve our operating results or enhance the value of our shares of Common Stock or other Securities. The failure of our management to use these funds effectively could have a material adverse effect on our business, cause the market price of our shares of Common Stock or other Securities to decline and impair the commercialization of our products and/or delay the development of our product candidates. Pending their use, we may invest the net proceeds from this offering in short-term, investment-grade, interest-bearing instruments and U.S. government securities. These investments may not yield a favorable return to our stockholders.

If you purchase our securities being sold in this offering, you will experience immediate and substantial dilution in the net tangible book value of your shares. In addition, we may issue additional equity or convertible debt securities in the future, which may result in additional dilution to investors.

The price per share of our Common Stock included in the Units and Pre-Funded Units being offered in this offering may be higher than the net tangible book value per share of the outstanding shares of our Common Stock prior to this offering. Based on an aggregate of [●] shares of our Common Stock underlying the Units and Pre-Funded Units sold at a price of $[●] per share, for aggregate net proceeds of approximately $[●] million, and after deducting commissions and estimated offering expenses payable by us, new investors in this offering will incur immediate dilution of $[●] per share. For a more detailed discussion of the foregoing, see the section entitled “Dilution” below. To the extent outstanding preferred stock or convertible notes are converted or outstanding stock options or warrants are exercised, there will be further dilution to new investors.

Although our Common Stock began trading on The Nasdaq Stock Market LLC on June 15, 2022, we do not know whether a larger, more liquid trading market for our Common Stock will develop in the future. Our Common Stock may trade at a price below the price you paid and it may be difficult for you to sell the Common Stock included in the Units or Pre-Funded Units that you purchase.

Although our Common Stock is listed on Nasdaq and began trading on June 15, 2022, a large trading market for our Common Stock has not developed and may not develop in the future. It may be difficult for you to sell your Common Stock without depressing the market price for the Common Stock or at all. Consequently, you may not be able to sell your Common Stock included in the Units or Pre-Funded Units that you purchase at or above the price you paid, or at all. Further, an illiquid market may also impair our ability to raise capital by selling additional shares of Common Stock and it also may impair our ability to enter into strategic partnerships or acquire companies, products, or services by using our equity securities as consideration.

We cannot predict the extent to which investor interest in us will sustain an active trading market or how active and liquid that market may become in the future. If a larger and more liquid trading market does not develop, you may have difficulty selling your Common Stock included in the Units or Pre-Funded Units that you purchase at an attractive price or at all. The market price of our Common Stock may decline below the price you paid and you may not be able to sell your Common Stock included in the Units or Pre-Funded Units that you purchase at or above the price you paid, or at all.

Financial Industry Regulatory Authority, Inc. (“FINRA”) sales practice requirements may limit a stockholder’s ability to buy and sell our shares Common Stock.

FINRA has adopted rules that require that in recommending an investment to a customer, a broker-dealer must have reasonable grounds for believing that the investment is suitable for that customer. Prior to recommending speculative low-priced securities to their non-institutional customers, broker-dealers must make reasonable efforts to obtain information about the customer’s financial status, tax status, investment objectives and other information. Under interpretations of these rules, FINRA believes that there is a high probability that speculative low-priced securities will not be suitable for certain customers. FINRA requirements will likely make it more difficult for broker-dealers to recommend that their customers buy our shares of Common Stock, which may have the effect of reducing the level of trading activity in our common stock. As a result, fewer broker-dealers may be willing to make a market in our Common Stock, reducing a stockholder’s ability to resell shares of our Common Stock.

There is no public market for the Warrants or Pre-Funded Warrants.

There is no established public trading market for the Warrants or Pre-Funded Warrants offered hereby, and we do not expect a market to develop for such securities. In addition, we do not intend to apply to list the Warrants or Pre-Funded Warrants on any national securities exchange or other nationally recognized trading system, including Nasdaq. Without an active market, the liquidity of the Warrants or Pre-Funded Warrants will be limited.

The Warrants and Pre-Funded Warrants offered in this offering are speculative in nature.

Following this offering, the market value of the Warrants and the Pre-Funded Warrants, if any, is uncertain and there can be no assurance that the market value of the Warrants or the Pre-Funded Warrants will equal or exceed their imputed public offering price. In the event that our Common Stock price does not exceed the exercise price of the Warrants or the Pre-Funded Warrants during the period when such warrants are exercisable, such warrants may not have any value. Furthermore, each Warrant and Pre-Funded Warrants will expire five years from its initial exercise date.

Holders of the Warrants and Pre-Funded Warrants will not have rights of holders of our shares of Common Stock until such warrants are exercised.

The Warrants and the Pre-Funded Warrants offered in this offering do not confer any rights of share ownership on their holders, but rather merely represent the right to acquire shares of our Common Stock at a fixed price. Until holders of such warrants acquire shares of our Common Stock upon exercise of such warrants, holders of the Warrants and/or Pre-Funded Warrants will have no rights with respect to our shares of Common Stock underlying such warrants.

The market price of our Common Stock has been and may continue to be highly volatile, and you could lose all or part of your investment.

Since our IPO the highest and lowest price of our Common Stock has been $6.00 and $0.71, respectively. The market price of our Common Stock is likely to continue to be volatile, which may prevent you from being able to sell your Common Stock at or above the price you paid for your shares. This volatility could be the result of a variety of factors, which include:

•	whether we achieve our anticipated corporate objectives;

•	actual or anticipated fluctuations in our quarterly or annual operating results;

•	changes in our financial or operational estimates or projections;

•	our ability to implement our operational plans;

•	termination of lock-up agreements or other restrictions on the ability of our shareholders to sell shares after the IPO;

•	changes in the economic performance or market valuations of companies similar to ours;

•	general economic or political conditions in the U.S. or elsewhere; and

•	other events or factors, including those resulting from war, incidents of terrorism or responses to these events.

In addition, the stock market in general, and the stock of publicly-traded medical device companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of such companies. Broad market and industry factors may negatively affect the market price of our Common Stock, regardless of our actual operating performance, and we have little or no control over these factors.

Future sales of a substantial number of shares of our Common Stock by our existing shareholders in addition to the shares offered by this prospectus could cause our stock price to decline.

As of May 8, 2023, there were 10,118,440 shares of our Common Stock outstanding. In addition, as of May 8, 2023 there were 380,871 shares of Series C Preferred Stock outstanding that, as of such date, were convertible into 1,692,065 shares of Common Stock and options exercisable for 4,368,785 shares of our Common Stock. All of the shares of Common Stock and IPO Warrants sold in the IPO became eligible for sale immediately upon issuance in the IPO. Additional shares will be eligible for sale in the public market upon expiration of the remaining unexpired lock-up agreements entered into in connection with the IPO. Furthermore, subject to any applicable lock-up agreements, shares of our Common Stock underlying the Warrants and Pre-Funded Warrants, upon the exercise of such warrants, will be eligible for sale in the public market immediately upon the closing of this offering. Subject to any applicable lock-up agreements, pursuant to Rule 144 under the Securities Act as in effect on the date hereof, or Rule 144, a person who holds restricted shares of Common Stock (assuming there are any restricted shares) and is not one of our affiliates at any time during the three months preceding a sale, and who has beneficially owned these restricted shares for at least six months, would be entitled to sell an unlimited number of shares of our Common Stock, provided current public information about us is available. In addition, under Rule 144, a person who holds restricted shares in us and is not one of our affiliates at any time during the three months preceding a sale, and who has beneficially owned these restricted shares for at least one year, would be entitled to sell an unlimited number of shares without regard to whether current public information about us is available. It is conceivable that following the holding period, many shareholders may wish to sell some or all of their shares. If our shareholders sell substantial amounts of our Common Stock in the public market at the same time, the market price of our Common Stock could decrease significantly due to an imbalance in the supply and demand of our Common Stock. Even if they do not actually sell the Common Stock, the perception in the public market that our shareholders might sell significant Common Stock could also depress the market price of our Common Stock.

If securities or industry analysts do not publish or cease publishing research or reports about us, our business or our market, or if they publish negative reports regarding our business or our securities, our share price and trading volume could decline.

The trading market for the Common Stock will be influenced by the research and reports that industry or securities analysts may publish about us, our business, our market or our competitors. We do not have any control over these analysts and we cannot provide any assurance that analysts will cover us or provide favorable coverage. If any of the analysts who may cover us adversely change their recommendation regarding the Common Stock, or provide more favorable relative recommendations about our competitors, the price of our Common Stock would likely decline. If any analyst who may cover us were to cease coverage of our Company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the price of our Common Stock or trading volume to decline.

We will need additional capital beyond the capital raised in this offering, and the sale of additional shares of our Common Stock, equity and/or convertible debt securities could result in additional dilution to our shareholders.

Although the remaining net proceeds from our IPO, the proceeds of the sale of shares of our Common Stock to Lincoln Park, if any, and the net proceeds from this offering are anticipated to be sufficient to achieve FDA clearance, which would allow us to market the MyoVista in the United States, there is no assurance that this would be the case and further funding may be required. We will need to raise additional capital beyond the capital raised in the IPO and from the sale of shares to Lincoln Park in order to support the sales launch of the MyoVista into the U.S., provide working capital and support further R&D. Such additional capital may be raised through a combination of private and public equity offerings, debt financings and collaborations, and strategic and licensing arrangements. To the extent that we raise additional capital through the issuance of our Common Stock, equity and/or convertible debt securities, your ownership interest will be diluted, and the terms may include liquidation or other preferences that adversely affect your rights as a holder of our Common Stock. Debt financing, if available, may involve agreements that include covenants limiting or restricting our ability to take certain actions, such as incurring debt, without prior approval, making capital expenditures or declaring dividends. If we raise additional funds through strategic partnerships and alliances and licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies or product or grant licenses on terms that are not favorable to us. If we are unable to raise additional funds through equity or debt financing when needed, we may be required to delay, limit, reduce or terminate our product development, sales launch or marketing efforts or grant rights to develop and market product that we would otherwise prefer to develop and market ourselves.

We have identified weaknesses in our internal controls, and we cannot provide assurances that these weaknesses will be effectively remediated or that additional material weaknesses will not occur in the future.

Prior to the completion of the IPO, we had been a private company with limited accounting personnel to adequately execute our accounting processes and limited supervisory resources with which to address our internal control over financial reporting. While a private company, we had not designed or maintained an effective control environment as required of public companies under the rules and regulations of the SEC. Management and our independent registered public accounting firm, Haskell & White LLP, identified several material weaknesses in our internal control over financial reporting in connection with our preparation and the audits of our financial statements for Fiscal 2022 and Fiscal 2021.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financing reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses we and our independent registered public accounting firms identified are listed below:

•	we did not maintain sufficient U.S. GAAP and SEC accounting resources commensurate with those required of a public company;

•	we had an insufficient number of staff to maintain optimal segregation of duties and levels of oversight; and

•	we did not have strong accounting consideration and analysis over equity accounts and inventory valuation.

These material weaknesses resulted in adjustments to our prior year financial statements primarily related to equity accounts, accruals, and inventory and could result in a misstatement of any account balances or disclosures that would result in a material misstatement to the annual or interim financial statements that would not be prevented or detected.

We have taken and continue to take remedial steps to improve our internal controls over financial reporting, which includes hiring additional accounting and financial reporting personnel and implementing additional policies, procedures, and controls. We cannot assure you that these measures will significantly improve or remediate the material weaknesses described above. Management is monitoring the effectiveness of these and other processes, procedures and controls and will make any further changes deemed appropriate. Management believes the foregoing actions will effectively remediate the material weaknesses, however, our material weaknesses will not be considered remediated until controls are in place for a period of time, the controls are tested, and management concludes that the controls are properly designed and operating effectively. As a result, the timing of when we will be able to fully remediate the material weaknesses is uncertain. If the steps we take do not remediate the material weaknesses in a timely manner, there could continue to be a reasonable possibility that these control deficiencies or others would result in a material misstatement of our annual or interim consolidated financial statements that would not be prevented or detected on a timely basis. This, in turn, could jeopardize our ability to comply with our reporting obligations, limit our ability to access the capital markets and adversely impact our stock price.

Our independent registered public accounting firm was not required to perform an evaluation of our internal control over financial reporting as of either April 30, 2022 or April 30, 2021 in accordance with the provisions of the Sarbanes-Oxley Act. Accordingly, we cannot assure you that we have identified all, or that we will not in the future have additional, material weaknesses. Material weaknesses may still exist when we report on the effectiveness of our internal control over financial reporting in the future as required by reporting requirements under Section 404 of the Sarbanes-Oxley Act.

If we are unable to successfully remediate the existing material weaknesses in our internal control over financial reporting, the accuracy and timing of our financial reporting, and our stock price, may be adversely affected and we may be unable to maintain compliance with the applicable stock exchange listing requirements. Implementing any appropriate changes to our internal controls may divert the attention of our officers and employees, entail substantial costs to modify our existing processes and take significant time to complete. These changes may not, however, be effective in maintaining the adequacy of our internal controls, and any failure to maintain that adequacy, or consequent inability to produce accurate financial statements on a timely basis, could increase our operating costs and harm our business. In addition, investors’ perceptions that our internal controls are adequate or that we are unable to produce accurate financial statements on a timely basis may harm our stock price and make it more difficult for us to effectively market and sell our services to new and existing customers.

Our Board of Directors is authorized to issue and designate shares of our preferred stock in additional series without shareholder approval.

Our amended and restated certificate of formation, as amended (the “Certificate of Formation”), authorizes our Board of Directors, without the approval of our shareholders, to issue shares of our preferred stock, subject to limitations prescribed by applicable law, rules and regulations and the provisions of our Certificate of Formation, as shares of preferred stock in series, to establish from time to time the number of shares to be included in each such series and to fix the designation, powers, preferences, privileges and rights of the shares of each such series and the qualifications, limitations or restrictions thereof. The powers, preferences and rights of these additional series of preferred stock may be senior to or on parity with our Common Stock, which may reduce its value.

As of May 8, 2023, our principal shareholders, officers and directors beneficially owned approximately 25.9% of our Common Stock. They will therefore be able to exert significant control over matters submitted to our shareholders for approval.

As of May 8, 2023, our principal shareholders, officers and directors beneficially owned approximately 25.9% of the outstanding shares of our Common Stock. Immediately following the completion of this offering, our principal shareholders, officers and directors will beneficially own approximately [●]% of the outstanding shares of our Common Stock This significant concentration of share ownership may adversely affect the trading price for our Common Stock and our IPO Warrants because investors often perceive disadvantages in owning shares in companies with controlling shareholders. As a result, these shareholders, if they acted together, could significantly influence or even unilaterally approve matters requiring approval by our shareholders, including the election of directors and the approval of mergers or other business combination transactions. The interests of these shareholders may not always coincide with our interests or the interests of other shareholders.

Provisions of the IPO Warrants, the Remaining Bridge Warrants and our Series C Preferred Stock could discourage an acquisition of us by a third party.

In addition to the provisions of our Certificate of Formation and second amended and restated bylaws (“Bylaws”), certain provisions of the IPO Warrants, the Remaining Bridge Warrants and the Series C Preferred Stock could make it more difficult or expensive for a third party to acquire us. The terms of the IPO Warrants, the Remaining Bridge Warrants and the Series C Preferred Stock prohibit us from engaging in certain transactions constituting “fundamental transactions” or a “Deemed Liquidation Event”, unless, among other things, the surviving entity assumes our obligations under the IPO Warrants, the Remaining Bridge Warrants or the Series C Preferred Stock. These and other provisions of the IPO Warrants, the Remaining Bridge Warrants or the Series C Preferred Stock could prevent or deter a third party from acquiring us even where the acquisition could be beneficial to you.

We have incurred and will continue to incur significant costs as a result of the listing of our securities for trading on Nasdaq. As a public company in the U.S., our management is required to devote substantial time to new compliance initiatives as well as compliance with ongoing U.S. requirements.

Upon the listing of securities on Nasdaq, we became a publicly traded company in the United States and as such, we are incurring significant accounting, legal and other expenses that we did not incur before the IPO. We also are incurring costs associated with corporate governance requirements of the SEC, as well as requirements under Section 404 and other provisions of the Sarbanes-Oxley Act. We expect these rules and regulations to continue to increase our legal and financial compliance costs, introduce new costs such as investor relations, stock exchange listing fees and shareholder reporting, and to make some activities more time consuming and costly. The implementation and testing of such processes and systems may require us to hire outside consultants and incur other significant costs. Any future changes in the laws and regulations affecting public companies in the United States, including Section 404 and other provisions of the Sarbanes-Oxley Act, and the rules and regulations adopted by the SEC, for so long as they apply to us, will result in increased costs to us as we respond to such changes. These laws, rules and regulations could make it more difficult or more costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. The impact of these requirements could also make it more difficult for us to attract and retain qualified persons to serve on our Board of Directors, any committees of our Board of Directors, or as executive officers.

We may be subject to securities litigation, which is expensive and could divert management attention.

In the past, companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. We may be the target of this type of litigation in the future. Litigation of this type could result in substantial costs and diversion of management’s attention and resources, which could seriously hurt our business. Any adverse determination in litigation could also subject us to significant liabilities.

We have never paid cash dividends on our Common Stock, and we do not anticipate paying any cash dividends in the foreseeable future.

We have neither declared nor paid cash dividends, and we do not anticipate paying cash dividends in the foreseeable future. Therefore, you should not rely on an investment in Common Stock as a source for any future dividend income. Our Board of Directors has complete discretion as to when or whether to distribute dividends. Even if our Board of Directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our Board of Directors.

We are an “emerging growth company,” and any decision on our part to comply with certain reduced disclosure requirements applicable to emerging growth companies could make the Common Stock less attractive to investors.

We are an “emerging growth company” as defined in the JOBS Act, and, for as long as we continue to be an emerging growth company, we may choose to take advantage of exemptions from various reporting requirements applicable to other public companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, not being required to comply with any new requirements adopted by the Public Company Accounting Oversight Board, or the PCAOB, requiring mandatory audit firm rotation or a supplement to the auditor’s report in which the auditor would be required to provide additional information about the audit and the financial statements of the issuer, not being required to comply with any new audit rules adopted by the PCAOB after April 5, 2012 unless the SEC determines otherwise, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We could remain an emerging growth company until the earlier of: (i) the last day of the fiscal year in which we have total annual gross revenues of $1.235 billion or more; (ii) the last day of our fiscal year following the fifth anniversary of the date of our first sale of common equity securities pursuant to an effective registration statement; (iii) the date on which we have issued more than $1.0 billion in nonconvertible debt during the previous three years; or (iv) the date on which we are deemed to be a large accelerated filer. We cannot predict if investors will find our Common Stock less attractive if we choose to rely on these exemptions. If some investors find our Common Stock less attractive as a result of any choices to reduce future disclosure, there may be a less active trading market for our Common Stock and our stock price may be more volatile. Further, as a result of these scaled regulatory requirements, our disclosure may be more limited than that of other public companies and you may not have the same protections afforded to shareholders of such companies.

Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act, for complying with new or revised accounting standards. We have opted for taking advantage of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) of the Jobs Act.

Anti-takeover provisions could make a third party acquisition of us difficult.

Our Certificate of Formation and Bylaws eliminate the ability of shareholders to take action by less than unanimous written consent. This provision could make it more difficult for a third party to acquire us without the approval of our Board of Directors. In addition, the Texas Business Organizations Code (“TBOC”) also contains certain provisions that could make an acquisition by a third party more difficult.

If shares of our Common Stock become subject to the penny stock rules, it would become more difficult to trade shares of our Common Stock.

The SEC has adopted rules that regulate broker-dealer practices in connection with transactions in penny stocks. Penny stocks are generally equity securities with a price of less than $5.00, other than securities registered on certain national securities exchanges or authorized for quotation on certain automated quotation systems, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system. If we do not retain a listing on Nasdaq and if the price of shares of our Common Stock is less than $5.00, shares of our Common Stock will be deemed a penny stock. The penny stock rules require a broker-dealer, before a transaction in a penny stock not otherwise exempt from those rules, to deliver a standardized risk disclosure document containing specified information. In addition, the penny stock rules require that before effecting any transaction in a penny stock not otherwise exempt from those rules, a broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive (i) the purchaser’s written acknowledgment of the receipt of a risk disclosure statement; (ii) a written agreement to transactions involving penny stocks; and (iii) a signed and dated copy of a written suitability statement. These disclosure requirements may have the effect of reducing the trading activity in the secondary market for shares of our Common Stock, and therefore shareholders may have difficulty selling their shares of our Common Stock.

USE OF PROCEEDS

We estimate that the net proceeds to us from the sale of the securities offered in this offering will be approximately $[●] million (approximately $[●] million if the Representative exercises its option in full solely for shares of our Common Stock or solely for the Pre-Funded Warrants and $[●] million if the Representative exercises its over-allotment option in full solely for the Warrants), based on an assumed public offering price of $[●] per Unit and $[●] per Pre-Funded Unit, and after deducting commissions and estimated offering expenses payable by us (in each case assuming no exercise of the Warrants or the Pre-Funded Warrants issued in connection with this offering). We will only receive additional proceeds from the exercise of the Warrants and Pre-Funded Warrants issuable in this offering if such Warrants and Pre-Funded Warrants are exercised at their assumed exercise price of $[●] per share and $[●] per share, respectively, and the holders of such Warrants and Pre-Funded Warrants pay the exercise price of such Warrants and Pre-Funded Warrants in cash.

If the Representative’s over-allotment option is exercised in full for our Common Stock only, (i) an additional shares of our Common Stock would be issued and we would receive approximately $[●] million in additional net proceeds, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us; and (ii) cash and cash equivalents, total shareholders’ equity and total capitalization would each also increase by approximately $[●] million.

As of the date of this prospectus, we cannot predict with certainty all the uses for the net proceeds to be received upon the completion of this offering. We intend to use the net proceeds from this offering for costs directly related to obtaining FDA clearance for the MyoVista, for R&D, working capital and general corporate purposes, including personnel costs, capital expenditures and the costs of operating as a public company. We have not allocated specific amounts of net proceeds for any of these purposes. If the Representative exercises its option for shares of our Common Stock, the Pre-Funded Warrants and and/or the Warrants, we currently intend to use the net proceeds of such exercise as set forth above.

Changing circumstances may cause us to consume capital significantly faster than we currently anticipate. The amounts and timing of our actual expenditures will depend upon numerous factors, including the progress of our global marketing and sales efforts, our development efforts and the overall economic environment. Therefore, our management will retain broad discretion over the use of the proceeds from this offering. We may ultimately use the proceeds for different purposes than what we currently intend. Pending any ultimate use of any portion of the proceeds from this offering, if the anticipated proceeds will not be sufficient to fund all the proposed purposes, our management will determine the order of priority for using the proceeds, as well as the amount and sources of other funds needed. We believe that the funds raised in this offering will be sufficient to finance the purposes described above, and we do not think that material amounts of other funds will be necessary to finance such purposes.

Pending our use of the net proceeds from this offering, we may invest the net proceeds in a variety of capital preservation investments, including short-term, investment grade, interest bearing instruments and U.S. government securities.

Each $1.00 increase in the assumed public offering price of $[●] per Unit or Pre-Funded Unit, would increase the net proceeds to us from this offering by approximately $[●] million, assuming the number of Units and Pre-Funded Unit offered by us, as set forth on the cover of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us and assuming no exercise of the Warrants and the Pre-Funded Warrants and the underwriter’s option to purchase additional securities from us. We may also increase or decrease the number of Units and Pre-Funded Units that we are offering. An increase (decrease) of 1,000,000 Units and Pre-Funded Units offered by us would increase (decrease) the net proceeds to us from this offering by approximately $[●] million, after deducting underwriting discounts and commissions and estimated offering expenses payable by us and assuming no exercise of the underwriter’s option and that the public offering price of such shares Units and Pre-Funded Units remains as set forth on the cover page of this prospectus remains the same. The as adjusted information discussed above is illustrative only and will adjust based on the actual public offering price and other terms of this offering determined at pricing.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our capital stock. We currently intend to retain any future earnings to fund the development and expansion of our business, and therefore we do not anticipate paying cash dividends on our Common Stock in the foreseeable future. Any future determination to pay dividends will be at the discretion of our Board of Directors and will depend on our results of operations, financial condition, capital requirements, contractual restrictions and other factors deemed relevant by our Board of Directors.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and our capitalization as of January 31, 2023 (unaudited):

•	on an actual basis;

•

on a pro forma basis to give effect to the issuance of: (i) 1,172,304 shares of Common Stock and 150,000 pre-funded warrants pursuant to the Bridge Warrant exercises; (ii) 117,768 shares of Common Stock pursuant to the conversion of Series C Preferred Stock; (iii) 485 shares of Common Stock to a certain unrelated third party; and (iv) the Initial Commitment Shares and 378,024 shares of Common Stock pursuant to the Lincoln Park Purchase Agreement; and

•

on an as adjusted basis to give effect to the issuance and sale of [●] Units at an assumed public offering price of $[●] per Unit, assuming no exercise of any Warrants, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

The pro forma as adjusted information set forth in the table below is illustrative only and will be adjusted based on the actual public offering price and other terms of this offering determined at pricing.

You should read this information in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes appearing in our Quarterly Report on Form 10-Q for the quarter ended January 31, 2023 and our Annual Report on Form 10-K for the fiscal year ended April 30, 2022, which are incorporated by reference into the registration statement of which this prospectus forms a part.

	As of January 31, 2023
	Actual	Pro Forma	Pro Forma As Adjusted
	(U.S. dollars in thousands, unaudited)
Cash and cash equivalents	$1,931	$3,592	$	[●]
Indebtedness:
$130K Note	$130	$130		$130
Loan and Security Agreement	1,000	1,000		1,000

Total indebtedness:	1,130	1,130		1,130

Shareholders’ (deficit) equity:
Series C convertible preferred stock, $0.001 par value; 20,000,000 preferred shares authorized; 600,000 shares designated as Series C Preferred Stock; 403,228 issued and outstanding;	—	—		—
Common stock, $0.001 par value; 500,000,000 shares authorized; 8,349,859 issued and outstanding actual; 10,118,440 shares issued and outstanding, proforma; and [●] shares issued and outstanding pro forma as adjusted	8	10		[●]
Additional paid-in-capital	58,858	60,517		[●]
Accumulated deficit	(59,124)	(59,124)		([●]	)

Total shareholders’ (deficit) equity	(258)	1,403		[●]

Total capitalization	$872	$2,533	$	[●]

The number of shares of Common Stock reflected in the discussion and table above is based on 8,349,859 shares of Common Stock issued and outstanding as of January 31, 2023 (on an actual basis), assumes no exercise of the Representative’s over-allotment option, no sale of Pre-Funded Units, no exercise of the Warrants or Representative’s Warrants issued pursuant to this offering, and excludes. The table above excludes the following as of January 31, 2023:

•

1,624,015 shares of Common Stock issuable upon conversion of the Series C Preferred Stock (including 20,677 shares issuable upon conversion of the shares of Series C Preferred Stock issuable upon conversion of the $130K Note) on an actual basis and 1,692,065 shares of Common Stock issuable upon conversion of the Series C Preferred Stock on a pro forma basis. See “Description of Our Securities—Preferred Stock” for additional information;

•	832,195 shares of Common Stock issuable upon the exercise of stock options issued to directors, employees and consultants of the Company, of which 395,679 have vested;

•	76,423 shares of Common Stock issuable upon exercise of the Investor Warrants, the $1M Lender Warrants and the $1.5M Lender Warrants;

•

1,683,470 shares of Common Stock issuable upon the exercise of the Bridge Warrants on an actual basis and 298,667 shares of Common Stock issuable upon exercise of the Remaining Bridge Warrants on a pro forma basis;

•	1,725,000 shares of Common Stock issuable upon exercise of the IPO Warrants, which includes the IPO Warrants issued pursuant to the underwriter’s over-allotment option in the IPO;

•	105,000 shares of Common Stock issuable upon exercise of the IPO Underwriter Warrants;

•	150,000 shares of Common Stock issuable upon exercise of the Remaining Pre-Funded Bridge Warrants on a pro forma basis;

•

1,386,498 shares that may still be issued and/or sold under the Lincoln Park Purchase Agreement based on 1,927,000 shares, which is the current maximum number of shares that may be issued and/or sold under the Lincoln Park Purchase Agreement based on the price of $1.16 per share (which represents the official closing price of our Common Stock on Nasdaq the day of signing of the Lincoln Park Purchase Agreement); and

•	the shares of our Common Stock issuable pursuant to the exercise of the Warrants, Pre-Funded Warrants or Representative’s Warrants issued pursuant to this offering.

This number of shares of our Common Stock also excludes shares issuable pursuant to antidilution provisions set forth in the Series C Preferred Stock, which are each dependent on the market price of our Common Stock at the time of conversion.

DILUTION

If you invest in this offering, your interest will be diluted immediately to the extent of the difference between the public offering price per share of Common Stock included in the Units and the pro forma as adjusted net tangible book value per share after this offering. Historical net tangible book value per share represents the amount of total tangible assets less total liabilities, divided by the number of shares of Common Stock outstanding. The amounts set forth below in this Dilution section are as of January 31, 2023, unless otherwise indicated.

The historical net tangible book deficit of our Common Stock was approximately ($0.3 million), or ($0.03) per share as of January 31, 2023. Historical net tangible deficit per share represents the amount of our total tangible assets less our total liabilities, divided by 8,349,859, the total number of shares of Common Stock issued and outstanding on January 31, 2023.

The pro forma historical net tangible book value was $1.4 million at January 31, 2023. Pro forma historical net tangible book value per share represents the amount of our total tangible assets less our total liabilities, divided by the total number of shares of Common Stock outstanding at January 31, 2023, after giving effect to (i) the issuance of 1,172,304 shares of our Common Stock and 150,000 pre-funded warrants pursuant to the Bridge Warrant exercises; (ii) the issuance of 117,768 shares of our Common Stock pursuant to the conversion of Series C Preferred Stock; (iii) the issuance of 485 shares of Common Stock to a certain unrelated third party; and (iv) the issuance of the Initial Commitment Shares and 378,024 shares of Common Stock pursuant to the Lincoln Park Purchase Agreement.

After giving effect to the sale of all of the securities offered by us in this offering, assuming no sale of any Pre-Funded Units, no exercise of any Warrants or Representative’s Warrants issued pursuant to this offering, and no exercise of the Representative’s option to purchase additional shares of Common Stock, Warrants or Pre-Funded Warrants, and after deducting the estimated underwriting discounts and commissions and management fees and estimated offering expenses payable by us, the Company’s pro forma as adjusted historical net tangible book value as of January 31, 2023 would have been approximately $[●] million or $[●] per share. At the public offering price for this offering of $[●] per share of Common Stock included as part of the Units, this represents an immediate increase in net tangible book value of $[●] per share to existing shareholders and an immediate dilution in net tangible book value of $[●] per share to purchasers in this offering. Dilution for this purpose represents the difference between the price per share of Common Stock included in each Unit paid by purchasers in this offering and pro forma net tangible book value per share of Common Stock immediately after the completion of this offering.

The following table illustrates this dilution on a per share basis to purchasers in this offering, attributing no value to the Warrants included in the Units:

Public offering price per share included in the Units			$	[●]
Historical net tangible book deficit per share of Common Stock at January 31, 2023		$(0.03)
As adjusted net tangible book value per share as of January 31, 2023, after giving effect to the pro forma transactions		$0.14
As adjusted net tangible book value per share as of January 31, 2023, after giving effect to the offering attributable to new investors	$	[●]

Dilution per share of Common Stock to new investors in this offering			$	[●]

The dilution information set forth in the table above is illustrative only and will be adjusted based on the actual offering price and other terms of this offering determined at pricing.

A $1.00 increase or decrease in the assumed offering price of $[●] per Unit, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease our pro forma net tangible book value per share after this offering by $[●] and the dilution per share to new investors by $[●], assuming the number of Units offered by us, as set forth on the cover page of this prospectus, remains the same, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of Units we are offering.

An increase or decrease of [●] Units in the number of Units offered by us would increase or decrease our pro forma net tangible book value after this offering by approximately $[●], would increase or decrease pro forma net tangible book value per share after this offering by $[●] per share and would increase or decrease the dilution per share to new investors by $[●], after deducting estimated underwriting discounts and estimated offering expenses payable by us.

The following table summarizes, on a pro forma basis as of January 31, 2023, the differences between the number of shares of Common Stock included in the Units acquired from us, the total amount paid and the average price per share paid by the existing holders of our Common Stock and by investors in this offering, based upon the public offering price of $[●] Unit, attributing no value to the Warrants included in the Units.

	Shares		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
Existing shareholders	10,118,440	[●]	10,017,256	[●]	$0.99
New investors	[●]	[●]	[●]	[●]	[●]

Total		100%		100%

The number of shares of Common Stock owned by existing shareholders is based on 8,349,859 shares of Common Stock issued and outstanding as of January 31, 2023, plus the issuance of 1,172,304 shares of Common Stock and 150,000 pre-funded warrants pursuant to the Bridge Warrant exercises at an exercise price of $1.00 per share or pursuant to cashless exercises in which the holder received a net number of shares of Common Stock equal to one-third of the total number of shares with respect to which the Bridge Warrant was exercised, the issuance of 117,768 shares of Common Stock pursuant to the conversion of Series C Preferred Stock, the issuance of 485 shares of Common Stock to a certain unrelated third party, and the issuance of the Initial Commitment Shares and 378,024 shares of Common Stock pursuant to the Lincoln Park Purchase Agreement. This number of shares of Common Stock assumes no exercise of the Representative’s over-allotment option, the Pre-Funded Warrants, Warrants or Representative’s Warrants issued pursuant to this offering, and excludes:

•	1,624,015 shares of Common Stock issuable upon conversion of the Series C Preferred Stock (including 20,677 shares issuable upon conversion of the shares of Series C Preferred Stock issuable upon conversion of the $130K Note) on an actual basis and 1,692,065 shares of Common Stock issuable upon conversion of the Series C Preferred Stock on a pro forma basis. See “Description of Our Securities—Preferred Stock” for additional information;

•	832,195 shares of Common Stock issuable upon the exercise of stock options issued to directors, employees and consultants of the Company, of which 395,679 have vested;

•	76,423 shares of Common Stock issuable upon exercise of the Investor Warrants, the $1M Lender Warrants and the $1.5M Lender Warrants;

•

1,683,470 shares of Common Stock issuable upon the exercise of the Bridge Warrants on an actual basis and 298,667 shares of Common Stock issuable upon exercise of the Remaining Bridge Warrants on a pro forma basis;

•	1,725,000 shares of Common Stock issuable upon exercise of the IPO Warrants, which includes the IPO Warrants issued pursuant to the underwriter’s over-allotment option in the IPO;

•	105,000 shares of Common Stock issuable upon exercise of the IPO Underwriter Warrants;

•	150,000 shares of Common Stock issuable upon exercise of the Remaining Pre-Funded Bridge Warrants on a pro forma basis;

•

1,386,498 shares that may still be issued and/or sold under the Lincoln Park Purchase Agreement based on 1,927,000 shares, which is the current maximum number of shares that may be issued and/or sold under the Lincoln Park Purchase Agreement based on the price of $1.16 per share (which represents the official closing price of our Common Stock on Nasdaq the day of signing of the Lincoln Park Purchase Agreement); and

•	the shares of our Common Stock issuable pursuant to the exercise of the Warrants, Pre-Funded Warrants or Representative’s Warrants issued pursuant to this offering.

This number of shares of Common Stock also excludes shares issuable pursuant to antidilution provisions set forth in the Series C Preferred Stock, which are dependent on the market price of our Common Stock at the time of conversion. For additional information, see “Description of Our Securities—Antidilution Provisions.”

If all of our issued and outstanding options, convertible securities and warrants had been exercised as of January 31, 2023, the number of shares of our Common Stock held by existing shareholders would increase to [●] or [●]% of the total number of shares of our Common Stock outstanding after this offering, and the average price per share paid by the existing shareholders would be $[●].

If the Representative exercises its over-allotment option in full to purchase additional [●] shares of our Common Stock, assuming no exercise of the Pre-Funded Warrants, Warrants or Representative’s Warrants, the number of shares of our Common Stock held by new investors will increase to [●] or [●]% of the total number of shares of Common Stock issued and outstanding after this offering and the percentage of shares of Common Stock held by existing shareholders will decrease to [●]% of the total number of shares of Common Stock issued and outstanding.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information regarding beneficial ownership of our Common Stock and Series C Preferred Stock as of May 8, 2023 by:

•	each person, or group of affiliated persons, known to us to be the beneficial owner of more than 5% of our outstanding Common Stock or Series C Preferred Stock;

•	each of our directors and executive officers; and

•	all of our directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC, and includes voting or investment power with respect to the shares of capital stock indicated. Shares of capital stock that are issuable upon (i) the conversion of Series C Preferred Stock or (ii) the conversion of convertible securities or exercise of options or warrants, in each case, that are convertible or exercisable within 60 days after April 21, 2023, are deemed outstanding for the purpose of computing the percentage ownership of the person holding such Series C Preferred Stock, convertible securities, options or warrants, but are not deemed outstanding for the purpose of computing the percentage ownership of any other person.

We are not controlled by another corporation, by any foreign government or by any natural or legal persons except as set forth herein, and there are no arrangements known to us which would result in a change in control of our Company at a subsequent date. Except as indicated in footnotes to this table, we believe that the shareholders named in this table have sole voting and investment power with respect to all shares shown to be beneficially owned by them, based on information provided to us by such shareholders. Unless otherwise noted below, each beneficial owner’s address is c/o Heart Test Laboratories, Inc., 550 Reserve Street, Suite 360, Southlake, Texas 76092.

With respect to the calculations set forth in the table below, the percentages of beneficial ownership prior to this offering are based on 10,118,440 shares of our Common Stock and 380,871 shares of Series C Preferred Stock outstanding as of May 8, 2023. The percentage of beneficial ownership in the table below is based on [●] shares of our Common Stock assumed to be outstanding after the closing of this offering, which (i) assumes [●] shares of Common Stock issued and sold in this offering as part of the Units and the Pre-Funded Units, and (ii) excludes exercise of all unvested options. The information in the table below assumes no exercise of the Warrants, Pre-Funded Warrants or Representative’s Warrants and no exercise of the Representative’s option to purchase additional shares of Common Stock, Pre-Funded Warrants or Warrants.

	Beneficial Ownership
	Number of Shares(1)		Percentages(2)
Name of Beneficial Owner	Common Stock	Series C Preferred Stock	Common Stock Voting Power Prior to Offering	Common Stock After Offering		Series C Preferred Stock Voting Power	Combined Voting Power Prior to Offering(3)	Combined Voting Power After Offering(3)
Holder of 5% or more of each class of our securities:
Front Range Ventures, LLC(4)	954,288	148,213	8.8%	[	●]	38.9%	7.6%	[	●]
John H. Matthews(5)	968,805	—	9.5%	[	●]	—	8.1%	[	●]
Lary Snodgrass(6)	372,969	29,240	3.6%	[	●]	7.7%	3.1%	[	●]
Paul Buchanan (7)	221,527	91,515	3.4%	[	●]	5.4%	2.9%	[	●]

Directors and executive officers:
Andrew Simpson, President, CEO and Chairman (8)	589,704	6,117	5.7%	[	●]	1.6%	4.9%	[	●]
Mark Hilz, COO & Secretary (9)	580,853	2,080	5.7%	[	●]	*	4.9%	[	●]
Danielle Watson, CFO & Treasurer (10)	4,545	—	*	[	●]	—	—	*
Bruce Bent, Director(11)	3,532	—	*	[	●]	—	*	*
Brian Szymczak, Director(12)	29,079	400	*	[	●]	*	*	*
David Wells, Director	—	—	—	[	●]	—	—	—

All directors and executive officers as a group (6 persons):	1,207,713	8,597	11.8%	[	●]	2.3%	10.1%	[	●]

*	Less than 1%.

(1)

For each person named in the table, the total number of shares of capital stock indicated beneficially owned by such person is listed opposite of such person’s name to the best knowledge of the Company.

(2)

For each person named in the table, the shares of capital stock indicated listed opposite of such person’s name represents the percentage of the total number of the shares of capital stock indicated owned by such person as a percentage of the shares of our outstanding capital stock indicated as a class.

(3)

For each person named in the table, the voting percentage listed opposite of such person’s name under the column “Combined Voting Power” represents the combined voting percentage of all shares of our Common Stock and all of our Series C Preferred Stock, on an as converted basis, owned by such person.

(4)

Front Range Ventures, LLC’s (“FRV”) sole member is the L. Lee Stryker Irrevocable Trust U/A/D 09/10/1974. Bohemian Asset Management, Inc. has voting and dispositive power with respect to the shares of our Common Stock on behalf of the L. Lee Stryker Irrevocable Trust U/A/D 09/10/1974. Includes (i) 658,466 shares of our Common Stock issuable upon conversion of 148,213 shares of Series C Preferred Stock; and (ii) 7,575 shares of our Common Stock issuable upon exercise of $1M Lender Warrants.

(5)

All of the shares are owned by either Matthews Holdings Southwest, Inc. or Mr. Matthews. Mr. Matthews, as sole controlling shareholder of Matthews Holdings Southwest, Inc., has sole voting and dispositive power over all such shares. Includes (i) 1,562 shares of our Common Stock issuable upon exercise of $1.5M Lender Warrants; and (ii) 117,647 shares of our Common Stock issuable upon exercise of IPO Warrants.

(6)

All of the shares are owned by either Lary Snodgrass Family Limited, Snodgrass Children’s Limited, or Mr. Snodgrass and Mr. Snodgrass, as sole managing member and general partner of Lary Snodgrass Family Limited and Snodgrass Children’s Limited, has sole voting and dispositive power over all such shares. Includes (i) 129,903 shares of our Common Stock issuable upon conversion of the Series C Preferred Stock; and (ii) 304 shares of our Common Stock issuable upon exercise of $1.5M Lender Warrants.

(7)

All of the shares are owned by either Buchanan Family Discretionary Trust, PBU Investments Ltd, or jointly by Mr. Buchanan and Mr. Buchanan’s spouse, and Mr. Buchanan, as managing member and general partner of PBU Investments Ltd, has sole voting and dispositive power over all such shares. Includes (i) 91,515 shares of our Common Stock issuable upon conversion of the Series C Preferred Stock; and (ii) 303 shares of our Common Stock issuable upon exercise of $1.5M Lender Warrants.

(8)

Includes (i) 27,176 shares of our Common Stock issuable upon conversion of our Series C Preferred Stock; (ii) 30 shares of our Common Stock issuable upon exercise of $1.5M Lender Warrants; (iii) 1,023 shares of our Common Stock issuable upon exercise of Investor Warrants; and (iv) options to purchase 125,000 shares of our Common Stock, which were issued as compensation for services rendered to the Company as its Chairman of the Board of Directors. Excludes 1,697 shares of our Common Stock owned by the Simpson Family Benefit Trust, the trustee of which, Equiom (Guernsey) Limited, has voting and dispositive power over all such shares. Equiom (Guernsey) Limited disclaims beneficial ownership of all such shares.

(9)

Includes (i) 9,240 shares of our Common Stock issuable upon conversion of the Series C Preferred Stock; (ii) 30 shares of our Common Stock issuable upon exercise of $1.5M Lender Warrants; (iii) 1,023 shares of our Common Stock issuable upon exercise of Investor Warrants; and (iv) options to purchase 125,000 shares of our Common Stock issued as compensation for services as an officer of the Company.

(10)	Includes options to purchase 4,545 shares of our Common Stock issued as compensation for services as an officer of the Company.
(11)

Includes (i) 1,638 shares of our Common Stock held by Mr. Bent’s spouse and (ii) 1,894 shares of our Common Stock issuable upon exercise of options issued as compensation for services rendered to the Company.

(12)

Includes (i) 1,777 shares of our Common Stock issuable upon conversion of our Series C Preferred Stock held jointly with Mr. Szymczak’s spouse; (ii) 30 shares of our Common Stock issuable upon exercise of $1.5M Lender Warrants; and (iii) 21,212 shares of our Common Stock issuable upon exercise of options issued as compensation for services rendered to the Company.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The following is a description of transactions or series of transactions since the beginning of Fiscal 2021 and as of May 8, 2023 to which we were or will be a party, in which:

•	The amount involved in the transaction exceeds, or will exceed, the lesser of $120,000 or one percent of the average of our total assets for the last two completed fiscal years; and

•

in which any of our executive officers, directors or holders of five percent or more of any class of our capital stock, including their immediate family members or affiliated entities, had or will have a direct or indirect material interest.

For additional information regarding compensation arrangements for our named executive officers and directors, see “Executive Compensation.”

Related Party Transactions

$130K Note

On August 12, 2019, we entered into the $130K Note with Front Range Ventures, LLC (“ FRV”) for an aggregate amount not to exceed $130,000. FRV is a beneficial owner of more than five percent of the combined voting power of our outstanding capital stock and is entitled to appoint a member of our Board of Directors. On April 28, 2023, we provided notice of conversion to FRV to convert the $130K Note into 5,200 shares of Series C Preferred Stock. For more information regarding the $130K Note and other indebtedness of the Company, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Description of Indebtedness—$130K Note” and our financial statements and related notes appearing in our Quarterly Report on Form 10-Q for the quarter ended January 31, 2023 and our Annual Report on Form 10-K for the fiscal year ended April 30, 2022, which are incorporated by reference into the registration statement of which this prospectus forms a part.

$1.5M Notes

In December 2020, we issued a series of secured convertible promissory notes, which we refer to as the $1.5M Notes, in the amount of $1.5 million as set forth below. The notes had an original maturity of July 31, 2022 and were subsequently amended on November 2, 2021, extending maturity to October 31, 2022.

In November 2021, in consideration for the extension of the maturity date of the $1.5M Notes from July 31, 2022 to October 31, 2022, we issued warrants, that we refer to as the $1.5M Lender Warrants, to purchase an aggregate of 4,545 shares of our Common Stock.

The entire amount of the $1.5M Notes converted upon the IPO into 909,071 shares of Common Stock at a conversion price of $1.65. In accordance with their terms, no interest was payable as the notes converted prior to maturity.

The following table summarizes purchases of the $1.5M Notes by related parties of our Company and the number of shares of our Common Stock issuable upon exercise of $1.5M Lender Warrants issued to related parties of our Company in consideration of the extension of the maturity of the $1.5M Notes:

Related Party	Principal Amount of $1.5M Notes	Shares of Common Stock Issued upon Conversion of $1.5M Notes (3)	$1.5M Lender Warrants
John H. Matthews(1)	$515,500	312,424	1,562
Brian Szymczak	$10,000	6,060	30
Andrew Simpson	$10,000	6,060	30
Mark Hilz	$10,000	6,060	30
Lary Snodgrass(2)	$100,000	60,606	303

(1)

Represents the principal amount of $1.5M Notes held by Matthews Holdings Southwest, Inc., a related party as a beneficial owner of more than five percent of the combined voting power of our outstanding capital stock.

(2)

Represents the principal amount of $1.5M Notes held by Lary Snodgrass Family Limited and Snodgrass Children’s Limited, a related party as a beneficial owner of more than five percent of the combined voting power of our outstanding capital stock.

(3)	All $1.5M Notes converted into shares of Common Stock upon consummation of the IPO.

All such purchases of the $1.5M Notes by, and issuances of the $1.5M Lender Warrants to, related parties of the Company were made on the same basis as the purchases made by, and issuances made to, unrelated purchasers.

For more information regarding the $1.5M Notes and our other indebtedness, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Description of Indebtedness—$1.5M Notes” and our financial statements and related notes appearing in our Quarterly Report on Form 10-Q for the quarter ended January 31, 2023 and our Annual Report on Form 10-K for the fiscal year ended April 30, 2022, which are incorporated by reference into the registration statement of which this prospectus forms a part.

$1M Loan and Security Agreement

Beginning in April 2020, we entered into a loan and security agreement, which we refer to as the $1M Loan and Security Agreement, with FRV, a beneficial owner of more than five percent of the combined voting power of our outstanding capital stock, and John Q. Adams, Sr. (a former director of our Company).

In November 2021, in consideration for an extension of the maturity date of the $1M Loan and Security Agreement from September 30, 2021 to September 30, 2022, we issued warrants, that we refer to as the $1M Lender Warrants, to purchase an aggregate of 15,152 shares of Common Stock to FRV and Mr. Adams. The $1M Loan and Security Agreement was further amended in May 2022 to extend the maturity date to September 30, 2023. In connection with this amendment, we agreed to pay all accrued and unpaid interest owed to Mr. Adams prior to September 30, 2022. In June 2022, we paid approximately $126,000 in accrued interest to Mr. Adams.

The $1M Loan and Security Agreement was further amended on January 24, 2023 to (i) extend the maturity date of the promissory note issued to FRV pursuant to the $1M Loan and Security Agreement to September 30, 2024, on which date the principal amount and all accrued interest thereon will be due and payable, and (ii) amend the dates on which principal and accrued interest is due under the JQA Note, such that interest accrued since June 28, 2022 will be due and payable on September 30, 2023, and the principal amount together with all accrued interest after September 30, 2023 will be due and payable on March 31, 2024.

For more information regarding the $1M Loan and Security Agreement and our other indebtedness, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Description of Indebtedness—$1M Loan and Security Agreement” and our financial statements and related notes appearing in our Quarterly Report on Form 10-Q for the quarter ended January 31, 2023 and our Annual Report on Form 10-K for the fiscal year ended April 30, 2022, which are incorporated by reference into the registration statement of which this prospectus forms a part.

2021 Bridge Financing

In connection with the sale of our Senior Subordinated Convertible Loan Notes (the “Bridge Notes”) and associated warrants (the “Bridge Warrants”) in December 2021 (the “2021 Bridge Financing”), the related parties listed below purchased Bridge Notes and received Bridge Warrants. All such purchases were made on the same basis as the purchases made by unrelated purchasers.

The following table sets forth the names of such related parties and amount of the Bridge Notes and Bridge Warrants purchased:

Related Party	Principal Amount of Bridge Notes	Shares of Common Stock Issued upon Conversion of Bridge Notes (3)	Warrants to Purchase the Following Number of Shares
Lary Snodgrass(1)	$222,222	79,987	79,987
John H. Matthews(2)	$555,556	197,641	197,641

(1)

Represents the principal amount of the Bridge Notes held by Matthews Holdings Southwest, Inc., a related party as a beneficial owner of more than five percent of the combined voting power of our outstanding capital stock.

(2)

Includes Bridge Notes and Bridge Warrants held by Matthews Holdings Southwest, Inc., a related party as a beneficial owner of more than five percent of the combined voting power of our outstanding capital stock.

(3)	The principal amount of all Bridge Notes and accrued interest thereunder converted into shares of our Common Stock upon consummation of the IPO.

In February 2023, the Bridge Warrants above were exercised and we issued 79,897 shares of our Common Stock to Mr. Snodgrass and 47,641 shares of our Common Stock to Matthews Holdings Southwest, Inc. at an exercise price of $1.00 per share and 150,000 Pre-Funded Warrants to Matthews Holdings Southwest, Inc. at an exercise price of $0.0001 per share.

Registration Rights Agreement

In connection with the 2021 Bridge Financing, we entered into the Registration Rights Agreement with the purchasers of the Bridge Notes pursuant to which we agreed to file a resale registration statement, no later than September 12, 2022, with respect to the shares of our Common Stock issuable upon conversion of the Bridge Notes, exercise of the Bridge Warrants or resulting from anti-dilution provisions in the Bridge Notes, the Bridge Warrants and the Pre-Funded Warrants or any securities issued or the issuable upon any stock split, dividend or other distribution, recapitalization or similar event, collectively referred to as the Registrable Securities. Such registration statement was filed with the SEC on September 12, 2022 and declared effective by the SEC on October 7, 2022.

Agreements with Front Range Ventures

Pursuant to the FRV Side Letter, FRV has the right to designate a director of our Company, which right has not been exercised as of the date of this prospectus.

Policy Related to Related Party Transactions

Our Board of Directors has adopted a formal, written related party transactions policy setting forth our policies and procedures for the review, approval, or ratification of “related party transactions.” For these purposes, a “related party” is (i) any person who is or was an executive officer, director, or director nominee of our Company at any time since the beginning of our last fiscal year, (ii) a person who is or was an immediate family member of an executive officer, director, director nominee at any time since the beginning of our last fiscal year, (iii) any person who, at the time of the occurrence or existence of the transaction, is the beneficial owner of more than 5% of any class of our voting securities, (iv) any person who, at the time of the occurrence or existence of the transaction, is an immediate family member of a shareholder owning more than 5% of any class of our voting securities or (v) any entity that, at the time of the occurrence or existence of the transaction, is a an entity in which a director of our Company is a partner, shareholder or executive officer or otherwise over which such director has influence or control. This policy applies to any transaction between us and a related party other than the following:

•	Transactions available to all employees generally.

•	Transactions, which when aggregated with the amount of all similar transactions, involve less than $5,000.

Any related party transaction subject to this policy may only be consummated or may continue only if the Audit Committee approves or ratifies such transaction in accordance with the guidelines set forth in the policy and if the transaction is on terms comparable to those that could be obtained in arm’s length dealings with an unrelated third party and the transaction is approved by the disinterested members of the Board of Directors. In addition, if the transaction involves compensation, the compensation must have been approved by the Compensation Committee.

Our Audit Committee will analyze the following factors, in addition to any other factors the members of the Audit Committee deem appropriate, in determining whether to approve a related-person transaction:

•	The benefits to our Company.

•

The impact on a director’s independence in the event the related party is a director, an immediate family member of a director or an entity in which a director is a partner, shareholder or executive officer or otherwise over which such director has influence or control.

•	The availability of other sources for comparable products or services.

•	The terms of the related party transaction.

•	The terms available to unrelated third parties or to employees generally.

Our Audit Committee shall approve only those related party transactions that are in, or are not inconsistent with, the best interests of our Company and our shareholders, as the Audit Committee determines in good faith.

DESCRIPTION OF OUR SECURITIES

We are offering [●] Units, each Unit consisting of one share of our Common Stock and one Warrant (at a price of $[●] per Unit) and [●] Pre-Funded Units, each Pre-Funded Unit consisting of one Pre-Funded Warrant and one Warrant (at a price of $[●] per Pre-Funded Unit). The Units and Pre-Funded Units have no stand-alone rights and will not be certificated or issued as stand-alone securities. The shares of our Common Stock included in the Units will be issued separately from the Warrants included in the Units and the Pre-Funded Warrants included in the Pre-Funded Units will be issued separately from the Warrants included in the Pre-Funded Units. We are also registering the shares of our Common Stock issuable from time to time upon exercise of the Warrants and Pre-Funded Warrants included in the Units and Pre-Funded Units offered hereby.

General

The following description summarizes the terms of our securities and certain provisions of our Certificate of Formation and our Bylaws. As it is only a summary, it does not contain all the information that may be important to you. For a complete description, you should refer to our Certificate of Formation and Bylaws, as in effect as of the date of filing with the SEC of this prospectus, the forms of which are included as exhibits to the registration statement of which this prospectus forms a part.

Our purpose is to engage in any lawful act or activity for which corporations may now or hereafter be organized under the TBOC. Our authorized capital stock consists of five hundred million (500,000,000) shares of Common Stock, par value $0.001 per share, and twenty million (20,000,000) shares of preferred stock, or Preferred Stock, par value $0.001 per share of which, as of May 8, 2023, there were 10,118,440 shares of Common Stock outstanding and held of record by 315 shareholders and 380,871 shares of Series C Preferred Stock outstanding that, as of such date, were convertible into 1,692,065 shares of Common Stock and held of record by 65 shareholders. Of our authorized Preferred Stock, six hundred thousand (600,000) shares have been designated as Series C Preferred Stock, having a par value of $0.001 per share, of which 380,871 were outstanding as of May 8, 2023. Unless our Board of Directors determines otherwise, we have and will continue to issue all shares of our capital stock in uncertificated form.

Common Stock

Holders of our Common Stock are entitled to one vote for each share held of record on all matters on which shareholders are entitled to vote generally, including the election or removal of directors, subject to certain limitations. The holders of our Common Stock do not have cumulative voting rights in the election of directors. Upon our liquidation, dissolution or winding up and after payment in full of all amounts required to be paid to creditors and to the holders of preferred stock having liquidation preferences, if any, the holders of our Common Stock will be entitled to receive pro rata our remaining assets available for distribution on a pro rata basis. Holders of our Common Stock do not have preemptive, subscription, redemption or conversion rights. The Common Stock will not be subject to further calls or assessment by us. There will be no redemption or sinking fund provisions applicable to the Common Stock. All outstanding shares of our Common Stock are fully paid and non-assessable. The rights, powers, preferences and privileges of holders of our Common Stock will be subject to those of the holders of any shares of our Preferred Stock, including any Preferred Stock we may authorize and issue in the future.

As a Texas corporation, we are subject to certain restrictions on dividends under the TBOC. Generally, a Texas corporation may pay dividends to its shareholders out of its surplus (the excess of its assets over its liabilities and stated capital) unless the dividend would render the corporation insolvent.

The declaration, amount and payment of any future dividends will be at the sole discretion of our Board of Directors. Our Board of Directors may take into account general and economic conditions, our financial condition and results of operations, our available cash and current and anticipated cash needs, capital requirements, contractual, legal, tax and regulatory restrictions and implications on the payment of dividends by us to our shareholders.

We currently expect to retain all future earnings for use in the operation and expansion of our business and have no current plans to pay dividends.

Preferred Stock

Our Certificate of Formation authorizes our Board of Directors to establish one or more series of Preferred Stock (including convertible Preferred Stock). Unless required by law or by the TBOC, the authorized shares of Preferred Stock will be available for issuance without further action by our shareholders.

Our Board of Directors will be able to determine, with respect to any series of Preferred Stock, the powers including preferences and relative participations, optional or other special rights, and the qualifications, limitations or restrictions thereof, of that series, including, without limitation:

•	the designation of the series;

•

the number of shares of the series, which our Board of Directors may, except where otherwise provided in the preferred stock designation, increase (but not above the total number of authorized shares of the class) or decrease (but not below the number of shares then outstanding);

•	whether dividends, if any, will be cumulative or non-cumulative and the dividend rate of the series;

•	the dates at which dividends, if any, will be payable;

•	the redemption rights and price or prices, if any, for shares of the series;

•	the terms and amounts of any sinking fund provided for the purchase or redemption of shares of the series;

•	the amounts payable on shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding-up of the affairs of the Company;

•

whether the shares of the series will be convertible into shares of any other class or series, or any other security, of the Company or any other corporation and, if so, the specification of the other class or series or other security, the conversion price or prices or rate or rates, any rate adjustments, the date or dates as of which the shares will be convertible and all other terms and conditions upon which the conversion may be made;

•	restrictions on the issuance of shares of the same series or of any other class or series; and

•	the voting rights, if any, of the holders of the series.

We will be able to issue a series of Preferred Stock that could, depending on the terms of the series, impede or discourage an acquisition attempt or other transaction that some, or a majority, of the holders of our Common Stock might believe to be in their best interests or in which the holders of our Common Stock might receive a premium for their Common Stock over the market price of the Common Stock. In addition, the issuance of Preferred Stock may adversely affect the rights of holders of our Common Stock by restricting dividends on the Common Stock, diluting the voting power of the Common Stock or subordinating the liquidation rights of the Common Stock. As a result of these or other factors, the issuance of Preferred Stock may have an adverse impact on the market price of our Common Stock.

Series C Preferred Stock

As of May 8, 2023, there were 380,871 shares of Series C Preferred Stock outstanding that, as of such date, were convertible into 1,692,065 shares of Common Stock. There are no shares of Series A Preferred Stock or Series B Preferred Stock outstanding.

The Series C Preferred Stock was issued from April 2019 to October 2020 to accredited investors and has a liquidation preference to the Common Stock. As of May 8, 2023, the liquidation preference was approximately $9.5 million. An amendment to, or waiver of rights of the Series C Preferred Stock requires the approval of holders of a majority of the outstanding shares of the Series C Preferred Stock. Additionally, pursuant to a letter agreement entered into by and between the Company and FRV on April 10, 2019, FRV is entitled to appoint a member of the Board of Directors as well as a board observer, for so long as FRV holds at least 71,000 shares of Series C Preferred Stock (the “Appointment Rights”). As of May 8, 2023, FRV has not yet exercised its Appointment Rights.

Voting and Dividends

The holders of the shares of the Series C Preferred Stock have voting rights equal to an equivalent number of shares of the Common Stock into which such shares of Series C Preferred Stock are convertible and vote together as one class with the Common Stock.

The holders of the Series C Preferred Stock are entitled to receive dividends at an annual rate of $1.50 per share. Such dividends shall accrue and are payable out of funds legally available, are payable only when and if declared by the Board of Directors, and are noncumulative. The Company is not permitted to declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Company (other than dividends on shares of the Common Stock payable in shares of Common Stock) unless the holders of the shares of the Series C Preferred Stock then outstanding first receive, or simultaneously receive, a dividend on each outstanding share of the Series C Preferred Stock in an amount at least equal to the greater of (i) the amount of the aggregate dividends then accrued on such share of the Series C Preferred Stock and not previously paid and (ii) in the case of a dividend on the Common Stock or any class or series that is convertible into Common Stock, that dividend per share of Series C Preferred Stock as would equal the product of (1) the dividend payable on each share of such class or series determined, if applicable, as if all shares of such class or series had been converted into Common Stock and (2) the number of shares of Common Stock issuable upon conversion of a share of the Series C Preferred Stock.

No dividends have been declared to date on any shares of Preferred Stock.

Liquidation

In the event of any liquidation, dissolution or winding up of the Company, either voluntarily or involuntarily, the holders of the Series C Preferred Stock are entitled to receive, prior and in preference to the holders of the Common Stock, a per share amount equal to the original issue price ($25.00 per share) plus any accrued but unpaid dividends thereon.

If upon the liquidation, dissolution or winding up of the Company, the assets of the Company that are legally available for distribution to the holders of the Series C Preferred Stock are insufficient to permit the payment to such holders of the full amounts above, then the entire assets of the Company that are legally available for distribution shall be distributed with equal priority and pro rata among the holders of the Series C Preferred Stock in proportion to what they would otherwise be entitled to receive.

After the payment of the full Series C Preferred Stock liquidation preference and unpaid accrued dividends, the holders of the Series C Preferred Stock shall participate in the distribution of the entire remaining assets of the Company legally available for distributions pro rata to holders of the Common Stock on an as converted basis. The sale of a majority of the capital stock of the Company or the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Company or any subsidiary of the Company of all or substantially all the assets of the Company and its subsidiaries taken as a whole shall be a deemed liquidation for the purpose of the Series C Preferred Stock.

Conversion

Each share of Series C Preferred Stock is convertible, at the option of the holder, at any time after the date of issuance of such share, into such number of fully paid and non-assessable shares of Common Stock determined by dividing the original issue price of $25.00 by the conversion price for such series in effect at the time of conversion for the Series C Preferred Stock. The conversion price for the Series C Preferred Stock is subject to adjustment in accordance with conversion provisions contained in our Certificate of Designations, Number, Voting Power, Preferences and Rights of Series C Convertible Preferred Stock dated March 12, 2019. As of May 8, 2023, the conversion price of the Series C Preferred Stock was $5.63 per share. See “—Antidilution Provisions” below.

Each share of Series C Preferred Stock automatically converts into shares of Common Stock at the conversion price at the time in effect immediately upon the Company’s sale of its Common Stock in a public offering provided that the offering price is not less than $16.50 per share (as adjusted for recapitalizations, stock combinations, stock dividends, stock splits and the like) and which results in aggregate cash proceeds of not less than $20.0 million before underwriting discounts, commissions, and fees. As of the date of this prospectus, no such sale has occurred.

Warrants

Investor Warrants

We issued warrants (the “Investor Warrants”) in connection with various funding transaction or as consideration, in lieu of cash, for amounts billed in respect of services rendered to us. The Investor Warrants have terms ranging from five to ten years from the date of issuance. As of May 8, 2023, there were Investor Warrants to purchase 306,726 shares of Common Stock at exercise prices ranging from $1.02 to $15.18 per share.

Warrants issued in connection with the 2021 Bridge Financing

We issued the Bridge Warrants to originally purchase 775,420 shares of Common Stock in connection with the 2021 Bridge Financing. The Bridge Warrants expire five years after the date of issuance, beginning on December 22, 2026, with an initial exercise price of $9.08 per share, subject to certain adjustments. No holder of a Bridge Warrant may exercise any portion of a Bridge Warrant if after giving effect to such exercise such holder (together with its Attribution Parties) would beneficially own in excess of 4.99% of the number of shares of the Common Stock outstanding immediately after giving effect to the issuance of shares of Common Stock issuable upon exercise of such holder’s Bridge Warrant. This limitation may be waived by a holder, at its election, upon not less than 61 days’ prior notice to the Company, to change the limitation to 9.99% of the number of shares of the Common Stock outstanding immediately after giving effect to the issuance of shares of Common Stock upon exercise of such holder’s warrant. Any exercise of the Bridge Warrants resulting in a number of shares in excess of 9.99% of the number of shares of the Common Stock outstanding immediately after giving effect to the exercise shall be deemed null and void and shall be cancelled ab initio.

On September 8, 2022, we entered into an amendment to the Bridge Warrants, which we refer to as the Bridge Warrant Amendment No. 1. The Bridge Warrant Amendment No. 1 amended the Bridge Warrants by (i) increasing the number of shares of Common Stock for which the Bridge Warrants are exercisable from a total of 1,365,960 shares to a total of 1,683,470 shares, (ii) lowering the exercise price to $4.25 per share, (iii) providing that, until June 15, 2023, the exercise price will be further adjusted whenever the Company issues shares of Common Stock for consideration per share that when multiplied by 1.25 is less than the exercise price then in effect, subject to certain exceptions, (iv) confirming that, for purposes of the Bridge Warrants, the value of each share of Common Stock and each IPO Warrant was deemed to be $4.125 and $0.125, respectively, (v) providing that the number of shares of Common Stock underlying the Bridge Warrants will only be adjusted if the Company (a) pays a stock dividend on one or more classes of its then outstanding shares of Common Stock or otherwise makes a distribution on any class of capital stock that is payable in shares of Common Stock, (b) subdivides (by any stock split, stock dividend, recapitalization or otherwise) one or more classes of its then outstanding shares of Common Stock into a larger number of shares or (c) combines (by combination, reverse stock split or otherwise) one or more classes of its then outstanding shares of Common Stock into a smaller number of shares, and (vi) amending the formula for calculating Black Scholes values.

On February 3, 2023, we entered into a second amendment to the Bridge Warrants, which we refer to as the Bridge Warrant Amendment No. 2. The Bridge Warrant Amendment No. 2 amended the Bridge Warrants by (i) lowering the exercise price of $4.25 for a period of ten (10) business days beginning February 3, 2023 and ending February 16, 2023 (the “Limited Period”), during which period the exercise price was set at $1.00, subject to adjustments set forth in the Bridge Warrant; (ii) providing that during the Limited Period, the holder was able, in its sole discretion, to elect a cashless exercise of the Bridge Warrant in whole or in part, pursuant to which the holder received a net number of shares of Common Stock equal to one-third of the total number of shares into which the Bridge Warrant could otherwise have been exercised; and (iii) removing the exercise price adjustment provisions of the Bridge Warrants with limited exceptions for transactions such as stock dividends, stock splits, stock combinations and reverse stock splits. Additionally, the Bridge Warrant Amendment No. 2 provided that in the event that the aggregate number of shares of Common Stock to be received by a holder upon an exercise of its Bridge Warrant during the Limited Period would result in such holder’s receiving shares of Common Stock in excess of its applicable Bridge Maximum Percentage, in lieu of delivery of shares of Common Stock in excess of the Bridge Maximum Percentage, the holder would receive such excess shares as pre-funded warrants substantially in the form of the Pre-Funded Bridge Warrants, with certain exercise price adjustment provisions removed. Further, the Bridge Warrant Amendment No. 2 included a waiver of Section 4(w) of the Bridge SPA, which placed certain restrictions on the Company’s ability to issue securities for a specified period of time.

During the Limited Period, Bridge Warrants were exercised for (i) a total of 1,172,304 shares of Common Stock at an exercise price of $1.00 per share or pursuant to cashless exercises in which the holder received a net number of shares of Common Stock equal to one-third of the total number of shares with respect to which the Bridge Warrant was exercised and (ii) the Remaining Pre-Funded Bridge Warrant to purchase 150,000 shares of Common Stock. At the end the Limited Period, Remaining Bridge Warrants to purchase a total of 298,667 shares of Common Stock remained outstanding, with the exercise price adjusted back to $4.25 per share, subject to future adjustments as set forth in the Remaining Bridge Warrants.

The exercise price of the Remaining Bridge Warrants (as amended by the Bridge Warrant Amendment No. 1 and the Bridge Warrant Amendment No. 2) is subject to adjustment for certain events such as stock dividends, splits, and reverse splits or other combinations, but not otherwise as the result of issuances of additional securities by the Company, even if such issuances are at prices below the exercise price of the Bridge Warrants. Upon an adjustment of the exercise price as a result of a stock dividend, split, reverse split, combination or similar event, the number of shares of Common Stock to be received shall be proportionately adjusted. Otherwise, there are no antidilution provisions that result in adjustments to the number of shares of Common Stock to be received upon exercise of the Bridge Warrants.

All Pre-Funded Bridge Warrants that were issued upon conversion of the Bridge Notes have been exercised in full and are no longer outstanding as of the date of this prospectus, although the Remaining Pre-Funded Bridge Warrant issued in connection with Bridge Warrant Amendment No. 2 remains outstanding. For more information regarding the Bridge Warrants, please see “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations—Description of Indebtedness” in our Annual Report on Form 10-K filed with the SEC on July 29, 2022 incorporated by reference into this prospectus.

$1.5M Lender Warrants

In November 2021, we issued the $1.5M Lender Warrants exercisable for 4,545 shares of our Common Stock to noteholders of the $1.5M Notes as consideration for the extension of the maturity of the $1.5M Notes to January 31, 2023. The $1.5M Lender Warrants expire on October 12, 2026. The exercise price of the $1.5M Lender Warrants was $2.89 per share as of May 8, 2023.

$1M Lender Warrants

In November 2021, we also issued warrants to purchase 15,152 shares of our Common Stock, which we refer to as the $1M Lender Warrants, to the lenders of the $1M Notes as consideration for the extension of the maturity of the $1M Loan and Security Agreement to September 30, 2022. The $1M Loan and Security Agreement was further amended in May 2022 to extend the maturity date to September 30, 2023 and amended again in January 2023 to (i) further extend the maturity date of the portion of the $1M Notes issued to one lender (in the principal amount of $0.5 million) to March 31, 2024 and (ii) further extend the maturity date of the remaining portion of the $1M Notes issued to the other lender (in the principal amount of $0.5 million) to September 30, 2024. The exercise price of the $1M Lender Warrants was $2.89 per share as of May 8, 2023.

IPO Warrants

The following summary of certain terms and provisions of the IPO Warrants that were included in the IPO Units issued in the IPO, plus the additional IPO Warrants issued as a result of the exercise, in part, of the underwriter’s over-allotment option in the IPO, is not complete and is subject to, and qualified in its entirety by, the provisions of the warrant agent agreement between us and American Stock Transfer & Trust Company, LLC, as warrant agent, and the form of warrant, both of which are included as exhibits to the registration statement of which this prospectus is a part.

Exercisability. The IPO Warrants are exercisable at any time until 5:00 P.M. New York City time on June 17, 2027. The IPO Warrants are exercisable, at the option of each holder, in whole or in part by delivering to us a duly executed exercise notice and, at any time a registration statement registering the issuance of the shares of Common Stock underlying the IPO Warrants under the Securities Act, is effective and available for the issuance of such shares of Common Stock, or an exemption from registration under the Securities Act is available for the issuance of such shares of Common Stock, by payment in full in immediately available funds for the number of shares of Common Stock purchased upon such exercise. If a registration statement registering the issuance of the Common Stock underlying the IPO Warrants under the Securities Act is not effective or available and an exemption from registration under the Securities Act is not available for the issuance of such Common Stock, the holder may, in its sole discretion, elect to exercise the IPO Warrant through a cashless exercise, in which case the holder would receive upon such exercise the net number of shares of Common Stock determined according to the formula set forth in the IPO Warrant. No fractional shares of Common Stock will be issued in connection with the exercise of an IPO Warrant. In lieu of fractional shares, we will pay the holder an amount in cash equal to the fractional amount multiplied by the exercise price. We will not effect the exercise of any portion of the IPO Warrants, and the holder will not have the right to exercise any portion of the IPO Warrants, and any such exercise shall be null and void and treated as if never made, to the extent that after giving effect to such exercise, the holder together with its affiliates and certain other persons specified in the IPO Warrants collectively would own beneficially in excess of 4.99% (or, upon election by a holder prior to the issuance of any IPO Warrants, 9.99%) of the shares of Common Stock outstanding immediately after giving effect to such exercise.

Exercise Price. The exercise price per share purchasable upon exercise of the IPO Warrants is $4.25 per share. The exercise price is subject to appropriate adjustment in the event of certain stock dividends and distributions, stock splits, stock combinations, reclassifications or similar events affecting our shares of Common Stock and also upon any distributions of assets, including cash, stock or other property to our shareholders.

Transferability. Subject to applicable laws, the IPO Warrants may be offered for sale, sold, transferred or assigned without our consent.

Warrant Agent. The IPO Warrants were issued in registered form under a warrant agent agreement between American Stock Transfer & Trust Company, LLC, as warrant agent, and us. The IPO Warrants shall be represented only by one or more global warrants deposited with the warrant agent, as custodian on behalf of The Depository Trust Company (“DTC”) and registered in the name of Cede & Co., a nominee of DTC, or as otherwise directed by DTC.

Fundamental Transactions. In the event of a fundamental transaction, as described in the IPO Warrants and generally including any reorganization, recapitalization or reclassification of our ordinary shares, the sale, transfer or other disposition of all or substantially all of our properties or assets, our consolidation or merger with or into another person, the acquisition of more than 50% of our outstanding shares of Common Stock, or any person or group becoming the beneficial owner of 50% of the voting power represented by our shares of

Common Stock, the holders of the IPO Warrants will be entitled to receive upon exercise of the IPO Warrants the kind and amount of securities, cash or other property that the holders would have received had they exercised the IPO Warrants immediately prior to such fundamental transaction.

Rights as a Shareholder. Except as otherwise provided in the IPO Warrants or by virtue of such holder’s ownership of our shares of Common Stock, the holder of an IPO Warrant does not have the rights or privileges of a holder of our Common Stock, including any voting rights, until the holder exercises the IPO Warrant.

Governing Law. The IPO Warrants and the warrant agent agreement are governed by New York law.

IPO Underwriter Warrants

At the consummation of the IPO, we issued warrants to the underwriter, or the IPO Underwriter Warrants, to purchase 105,000 shares of Common Stock, representing 7.0% of the aggregate number of shares of Common Stock underlying the IPO Units sold in the IPO. The IPO Underwriter Warrants expire at 5:00 P.M. New York City time on June 17, 2027, have an exercise price equal to $4.25, which is equal to 100% of the public offering price per IPO Unit in the IPO, provide for a “cashless” exercise, and contain certain antidilution adjustments (but excluding any price based antidilution). The IPO Underwriter Warrants contain provisions for unlimited “piggyback” registration rights for a period of no greater than three (3) years from the date of the IPO in compliance with FINRA Rule 5110(g)(8)(D). Pursuant to FINRA Rule 5110I, the IPO Underwriter Warrants and any shares of Common Stock issued upon exercise of the IPO Underwriter Warrants may not be sold, transferred, assigned, pledged, or hypothecated, or be the subject of any hedging, short sale, derivative, put or call transaction that would result in the effective economic disposition of the securities by any person for a period of 180 days beginning on the date of commencement of sales of the IPO, except certain transfers of such securities, including: (i) by operation of law or by reason of our reorganization; (ii) to any FINRA member firm participating in the IPO and the officers or partners thereof, if all securities so transferred remain subject to lock-up restriction set forth in Section 4(a) of the IPO Underwriter Warrants for the remainder of the time period; (iii) if the aggregate amount of our securities held by the IPO underwriter or related persons do not exceed 1% of the securities offered in the IPO; (iv) that is beneficially owned on a pro-rata basis by all equity owners of an investment fund, provided that no participating member manages or otherwise directs investments by the fund and the participating members in the aggregate do not own more than 10% of the equity in the fund; or (v) the exercise or conversion of any security, if all securities remain subject to the lock-up restriction set forth in Section 4(a) of the IPO Underwriter Warrants for the remainder of the time period.

Options

We previously granted certain of our employees and board members stock option awards where vesting is contingent upon a service period, as we believe that such awards better align the interests of our employees with those of our shareholders. Such stock option awards were granted with an exercise price equal to or above the market price of our Common Stock at the date of grant. Certain stock option awards provide for accelerated vesting if there is a change in control, as defined in the option agreement. Stock options may not, subject to certain limited exceptions, be exercised when an employee leaves our Company. Where option awards were granted based on service periods, they generally vest quarterly based on three years of continuous service for executive directors and employees, or 12 months continuous service for directors and have 10-year contractual terms. At May 8, 2023, there were time-based options to purchase a total of 1,183,442 shares of Common Stock at an average exercise price of $3.30 per share.

We also previously granted stock option awards where vesting is contingent upon meeting various departmental and/or company-wide performance goals, including, in some instances, FDA and/or CE Mark regulatory approval and/or certain EBITDA and funding thresholds. Such performance-based stock options are expected to vest when the performance criteria and metrics have been met. These stock options have a term of ten years. At May 8, 2023, there were performance-based options to purchase a total of 580,253 shares of Common Stock at an average exercise price of $5.16 per share.

Equity Incentive Plan

On March 15, 2023, our Board of Directors adopted the 2023 Equity Incentive Plan (the “Equity Incentive Plan”), subject to shareholder approval. The Equity Incentive Plan provides for the grant of nonstatutory stock options, incentive stock options, restricted stock, restricted stock units, performance units, performance shares, and other share-based awards. All of our employees, officers and directors, as well as consultants and advisors, are eligible to receive awards under the Equity Incentive Plan.

On March 20, 2023, our Board of Directors approved, subject to shareholder approval of the Equity Incentive Plan, awards of incentive stock options to purchase in aggregate 769,000 shares of Common Stock (“Incentive Option Awards”) to our executive officers and employees. These Incentive Option Awards, which have an exercise price of $0.97 per share, will vest over three years, with one-third vesting on March 20, 2024 and the remaining two-thirds vesting in eight equal installments thereafter beginning on June 20, 2024 and on each subsequent three-month anniversary of such date. On March 23, 2023, pursuant to authority granted by our Board of Directors, our management granted 12,500 Incentive Option Awards, subject to shareholder approval of the Equity Incentive Plan, to certain of our employees. These Incentive Option Awards, which have an exercise price of $1.02 per share, will vest over three years, with one-third vesting on March 23, 2024 and the remaining two-thirds vesting in eight equal installments thereafter beginning on June 23, 2024 and on each subsequent three-month anniversary of such date. The vesting of these Incentive Option Awards may accelerate upon our achievement of FDA approval or regulatory clearance of the MyoVista (or similar such product owned by us).

On March 20, 2023, our Board of Directors also approved, subject to shareholder approval of the Equity Incentive Plan, an award of non-qualified stock options to purchase 50,000 shares of Common Stock (“Non-Qualified Option Awards”) to each of our non-employee directors. These Non-Qualified Option Awards, which have an exercise price of $0.97 per share, will vest over twelve months, with one-fourth vesting on June 20, 2023 and the remaining three-fourths vesting in three equal installments thereafter on each subsequent three-month anniversary of such date.

Antidilution Provisions

As of May 8, 2023, 1,692,065 shares of Common Stock issuable upon conversion of the Series C Preferred Stock were subject to antidilution protection provisions. The holders of these securities may be entitled to receive additional shares of Common Stock upon conversion of the Series C Preferred Stock.

Lock-up Agreements

Each of our executive officers and directors agreed with the underwriter in the IPO, subject to certain customary exceptions, not to directly or indirectly sell, offer, contract or grant any option to sell, pledge, transfer, or otherwise dispose of or enter into any transaction which may result in the disposition of any Common Stock or securities convertible into, exchangeable or exercisable for any Common Stock, without the prior written consent of the representative, for a period ending June 15, 2023, which is 12 months after the date of the underwriting agreement. As of the date of this prospectus, a total of 1,171,522 shares of our Common Stock are subject to lock-up agreements, all of which were entered into in connection with the IPO.

In connection with this offering, we and our executive officers and directors have agreed with the underwriter not to offer for sale, issue, sell, contract to sell, pledge or otherwise dispose of any of our securities for a period of (6) months from the date of this prospectus without the prior written consent of the underwriter. See “Underwriting—Lock-Up Agreements and Trading Restrictions” for additional information.

Registration Rights

We previously granted certain registration rights to the holders of the Series C Preferred Stock. Under the terms of this registration rights agreement, which we refer to as the Series C Registration Rights Agreement, the holders of the Series C Preferred Stock owning not less than 30% of (i) the Common Stock issuable or issued upon conversion of the Series C Preferred Stock; and (ii) any Common Stock issued as (or issuable upon the conversion or exercise of any warrant, right, or other security that is issued as) a dividend or other distribution with respect to, or in exchange for or in replacement of, the shares referenced in clause (i) above, referred to herein as the Series C Registrable Securities, and the anticipated aggregate offering price, net of certain expenses, would exceed $10 million, may demand that we file a registration statement relating to the Series C Registrable Securities owned by the holders who have demanded such registration. In addition, if at any time when we are eligible to use a registration statement on Form S-3, we receive a request from holders of at least twenty-five percent (25%) of the Series C Registrable Securities then outstanding that we file a registration statement on Form S-3 with respect to outstanding Series C Registrable Securities of such holders having an anticipated aggregate offering price, net of certain expenses, of at least $3 million, then we will be required to file a registration statement relating to the resale of the Series C Registrable Securities owned by such holders. Finally, if we propose to register (including, for this purpose, a registration effected by us for shareholders other than the holders of the Series C Preferred Stock) any of the Common Stock under the Securities Act in connection with the public offering of such securities solely for cash, we are required to give each holder of Series C Registrable Securities notice of such registration and such holders may include their Series C Registrable Securities in such registration statement. In March 2022, we entered into written waiver agreements with the requisite holders of our Series C Preferred Stock whereby such holders agreed, on behalf of all holders of Series C Preferred Stock, to waive their right to include their Series C Registrable Securities in the registration statement of which this prospectus forms a part.

Anti-takeover Effects of Certain Provisions of Our Certificate of Formation, Bylaws and Texas Law

Our Certificate of Formation and Bylaws and the TBOC contain provisions, which are summarized in the following paragraphs, that are intended to enhance the likelihood of continuity and stability in the composition of our Board of Directors. These provisions are intended to avoid costly takeover battles, reduce our vulnerability to a hostile change of control and enhance the ability of our Board of Directors to maximize shareholder value in connection with any unsolicited offer to acquire us. However, these provisions may have an anti-takeover effect and may delay, deter or prevent a merger or acquisition of the Company by means of a tender offer, a proxy contest or other takeover attempt that a shareholder might consider in its best interest, including those attempts that might result in a premium over the prevailing market price for the shares of Common Stock held by shareholders.

Authorized but unissued capital stock

Texas law does not require shareholder approval for any issuance of authorized shares. However, the listing requirements of the Nasdaq, which apply so long as our securities are listed on the Nasdaq, require shareholder approval of certain issuances equal to or exceeding 20% of the then outstanding voting power or then outstanding number of shares of Common Stock. Additional shares that may be issued in the future may be used for a variety of corporate purposes, including future public offerings, to raise additional capital or to facilitate acquisitions.

Our Board of Directors may generally issue shares of Preferred Stock on terms calculated to discourage, delay or prevent a change of control of the Company or the removal of our management. Moreover, our authorized but unissued shares of Preferred Stock are available for future issuances without shareholder approval and could be utilized for a variety of corporate purposes, including future offerings to raise additional capital, to facilitate acquisitions and employee benefit plans.

One of the effects of the existence of unissued and unreserved shares of Common Stock or Preferred Stock may be to enable our Board of Directors to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of the Company by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management and possibly deprive our shareholders of opportunities to sell their shares of Common Stock at prices higher than prevailing market prices.

Classified Board of Directors

Our Certificate of Formation provides that our Board of Directors be divided into three classes of directors, with the classes to be as nearly equal in number as possible, and with the directors serving three-year terms. As a result, approximately one-third of our Board of Directors will be elected each year. The classification of directors will have the effect of making it more difficult for shareholders to change the composition of our Board of Directors. Our Certificate of Formation and Bylaws provide that, subject to any rights of holders of Preferred Stock to elect additional directors under specified circumstances, the number of directors will be fixed from time to time exclusively pursuant to a resolution adopted by the Board of Directors.

Removal of directors; vacancies

Under the TBOC, unless otherwise provided in our Certificate of Formation, directors serving on a classified board may be removed by the shareholders only for cause. Our Certificate of Formation provides that directors may be removed only for cause. In addition, our Certificate of Formation also provides that, subject to the rights granted to one or more series of Preferred Stock then outstanding, any vacancy occurring in our Board of Directors may be filled by election at an annual or special meeting of the shareholders called for that purpose or by the affirmative vote of a majority of the directors then in office (even if the remaining directors constitute less than a quorum of the Board of Directors), and any director so chosen shall hold office for the remainder of the term to which the director has been selected and until such director’s successor shall have been elected and qualified.

No cumulative voting

Under Texas law, the right to vote cumulatively does not exist unless the certificate of formation specifically authorizes cumulative voting. Our Certificate of Formation does not authorize cumulative voting. Therefore, shareholders holding a majority in voting power of the shares of our stock entitled to vote generally in the election of directors will be able to elect all our directors.

Special shareholder meetings

Our Certificate of Formation provides that special meetings of our shareholders may be called at any time by the Board of Directors, the chairman of the Board of Directors or the chief executive officer of the Company. Our Bylaws prohibit the conduct of any business at a special meeting other than as specified in the notice for such meeting. These provisions may have the effect of deferring, delaying or discouraging hostile takeovers, or changes in control or management of the Company.

Requirements for advance notification of director nominations and shareholder proposals

Our Bylaws establish advance notice procedures with respect to shareholder proposals and the nomination of for election as directors, other than nominations made by or at the direction of the Board of Directors or a committee of the Board of Directors. In order for any matter to be “properly brought” before a meeting, a shareholder will have to comply with advance notice requirements and provide us with certain information. Generally, to be timely, a shareholder’s notice must be received at our principal executive offices not less than 75 days nor more than 100 days prior to the first anniversary date of the immediately preceding annual meeting of shareholders. Our Bylaws also specify requirements as to the form and content of a shareholder’s notice. Our Bylaws allow the chairman of the meeting at a meeting of the shareholders to adopt rules and regulations for the conduct of meetings which may have the effect of precluding the conduct of certain business at a meeting if the rules and regulations are not followed. These provisions may also defer, delay or discourage a potential acquiror from conducting a solicitation of proxies to elect the acquiror’s own slate of directors or otherwise attempting to influence or obtain control of the Company.

Shareholder action by written consent

Our Certificate of Formation provides that any action required or permitted to be taken at an annual or special meeting of shareholders may be taken by written consent in lieu of a meeting of shareholders only with the unanimous written consent of our shareholders.

Amendment and restatement of bylaws

Our Bylaws provide that the Board of Directors is expressly authorized to make, alter, amend, change, add to, rescind or repeal, in whole or in part, our Bylaws without a shareholder vote in any matter not inconsistent with the laws of the State of Texas and our Certificate of Formation.

The combination of the classification of our Board of Directors and the lack of cumulative voting will make it more difficult for shareholders to replace our Board of Directors as well as for another party to obtain control of us by replacing our Board of Directors. Because our Board of Directors has the power to retain and discharge our officers, these provisions could also make it more difficult for existing shareholders or another party to effect a change in management.

These provisions may have the effect of deterring hostile takeovers or delaying or preventing changes in control of our management or the Company, such as a merger, reorganization or tender offer. These provisions are intended to enhance the likelihood of continued stability in the composition of our Board of Directors and its policies and to discourage certain types of transactions that may involve an actual or threatened acquisition of the Company. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal. The provisions are also intended to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit fluctuations in the market price of our shares that could result from actual or rumored takeover attempts. Such provisions may also have the effect of preventing changes in management.

Dissenters’ rights of appraisal and payment

Under the TBOC, with certain exceptions, our shareholders will have appraisal rights in connection with a merger, a sale of all or substantially all of our assets, an interest exchange or a conversion. Pursuant to the

TBOC, shareholders who properly request and perfect appraisal rights in connection with such merger, sale of all or substantially all of our assets, interest exchange or conversion will have the right to receive payment of the fair value of their shares as agreed to between the shareholder and the Company or, if they are unable to reach agreement, as determined by the State District Court in Tarrant County, Texas.

Shareholders’ derivative actions

Under the TBOC, any of our shareholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the shareholder bringing the action (i) is a holder of our shares at the time of the transaction to which the action relates or such shareholder became a shareholder by operation of law from a person that was a shareholder at the time of the transaction to which the action relates and (ii) fairly and adequately represents the interests of the Company in enforcing the right of the Company.

Limitations on liability and indemnification of officers and directors

The TBOC authorizes corporations to limit or eliminate the personal liability of directors to corporations and their shareholders for monetary damages for breaches of directors’ fiduciary duties (other than breaches of the directors’ duty of loyalty to corporations or their shareholders), subject to certain exceptions. Our Certificate of Formation includes a provision that limits the personal liability of directors for monetary damages for an act or omission in the director’s capacity as a director to the fullest extent permitted by Texas law. However, exculpation will not apply to any director if the director has acted in bad faith, engaged in intentional misconduct, knowingly violated the law, authorized illegal dividends or redemptions, derived an improper benefit from his or her actions as a director or engaged in an act or omission for which the liability of the director is expressly provided by an applicable statute.

Our Certificate of Formation provides that we must indemnify our directors and officers to the fullest extent authorized by the TBOC. We also are expressly authorized to carry directors’ and officers’ liability insurance providing indemnification for our directors, officers and certain employees for some liabilities. We believe that these indemnification provisions and insurance will be useful to attract and retain qualified directors and officers.

The limitation of liability and indemnification provisions in our Certificate of Formation and Bylaws may discourage shareholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our shareholders. In addition, your investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. As of May 8, 2023, there is no pending material litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought.

Business combinations

Under Title 2, Chapter 21, Subchapter M of the TBOC, we may not engage in certain “business combinations” with any “affiliated shareholder,” or any affiliate or associate of the affiliated shareholder for a three-year period following the time that the shareholder became an affiliated shareholder, unless:

•	prior to such time, our Board of Directors approved either the business combination or the transaction which resulted in the shareholder becoming an affiliated shareholder; or

•

not less than six months after the affiliated shareholders’ share acquisition date, the business combination is approved by the affirmative vote at a meeting, and not by written consent, of holders of at least 662/3% of our outstanding voting shares that are not owned by the affiliated shareholder or an affiliate or associate of the affiliated shareholder.

Generally, a “business combination” includes a merger, asset or stock sale or other similar transaction. Subject to certain exceptions, an “affiliated shareholder” is a person who beneficially owns (as determined pursuant to Title 2, Chapter 21, Subchapter M of the TBOC), or within the previous three years beneficially owned, 20% or more of our outstanding voting shares. For purposes of this section only, “voting share” has the meaning given to it in Title 2, Chapter 21, Subchapter M of the TBOC.

Under certain circumstances, this provision will make it more difficult for a person who would be an “affiliated shareholder” to effect various business combinations with the Company for a three-year period. This provision may encourage companies interested in acquiring the Company to negotiate in advance with our Board of Directors because the shareholder approval requirement would be avoided if our Board of Directors approves either the business combination or the transaction that results in such shareholder becoming an affiliated shareholder. These provisions also may have the effect of preventing changes in our Board of Directors and may make it more difficult to accomplish transactions which shareholders may otherwise deem to be in their best interests.

Listing

Our Common Stock and the IPO Warrants are listed on the Nasdaq Capital Market under the symbol “HSCS” and “HSCSW,” respectively.

Transfer agent, warrant agent and registrar

The transfer agent, warrant agent and registrar for our Common Stock, Warrants, Pre-Funded Warrants and IPO Warrants is American Stock Transfer & Trust Company, LLC.

DESCRIPTION OF THE SECURITIES WE ARE OFFERING

Units

We are offering [●] Units, based on an assumed public offering price of $[●] per Unit, the midpoint of the range set forth on the cover page of this prospectus. Each Unit consists of one share of our Common Stock and a Warrant to purchase one share of our Common Stock at an exercise price equal to $[●] (based on an assumed public offering price of $[●] per Unit, the midpoint of the range set forth on the cover page of this prospectus), which is 100% of the public offering price of the Units. The Units have no stand-alone rights and will not be certificated or issued as stand-alone securities. Our Common Stock and Warrants are immediately separable, will be issued separately in this offering and may be transferred separately immediately upon issuance.

Pre-Funded Units

We are also offering [●] Pre-Funded Units at the public offering price of $[●] per Pre-Funded Unit to certain purchasers whose purchase of Units in this offering would otherwise result in the purchaser, together with its affiliates and certain related parties, beneficially owning more than 4.99% (or, at the election of the purchaser, 9.99%) of our outstanding Common Stock immediately following the consummation of this offering. Each Pre-Funded Unit consists of one Pre-Funded Warrant and one Warrant to purchase one share of our Common Stock at an exercise price equal to $[●]. The Pre-Funded Units have no stand-alone rights and will not be certificated or issued as stand-alone securities. The Pre-Funded Warrants and Warrants are immediately separable and will be issued separately in this offering. Each Pre-Funded Unit sold in this offering will reduce the number of Units sold in this offering on a one-for-one basis. For purposes of clarity, the number of Units sold in the aggregate on the cover page of this prospectus shall be reduced on a one-for-one basis for each Pre-Funded Unit sold.

Common Stock

The material terms of our Common Stock are described under the caption “Description of Our Securities” in this prospectus.

Warrants

Warrants and Pre-Funded Warrants Included in the Units and Pre-Funded Units

The Warrants and Pre-Funded Warrants will be issued in accordance with a warrant agency agreement to be entered into between us and American Stock Transfer & Trust Company, LLC.

The following summary of certain terms and provisions of the Warrants and Pre-Funded Warrants offered hereby and such warrant agency agreement is not complete and is subject to, and qualified in its entirety by, the provisions of the form of the Warrant, form of the Pre-Funded Warrant and form of such warrant agency agreement, each of which is filed as an exhibit to the registration statement of which this prospectus is a part. Prospective investors should carefully review the terms and provisions set forth in the form of the Warrant, form of the Pre-Funded Warrant and such warrant agency agreement. The term “pre-funded” refers to the fact that the purchase price of our Common Stock in this offering includes almost the entire exercise price that will be paid under the Pre-Funded Warrants, except for a nominal remaining exercise price of $[●].

Duration and Exercise Price. Each Warrant offered hereby will have an initial exercise price per share equal to $[●] per Warrant. Each Pre-Funded Warrant offered hereby will have an initial exercise price per share equal to $[●] per Pre-Funded Warrant. The Warrants and Pre-Funded Warrants will be immediately exercisable by paying the aggregate exercise price for the shares of Common Stock being exercised or exercised on a cashless basis after the initial exercise date for a net number of shares of Common Stock, as provided in the formula in the

Warrants and Pre-Funded Warrants, as applicable, and in either case, will expire on the fifth anniversary of their respective initial exercise dates. The exercise price and number of shares of Common Stock issuable upon exercise of such Warrants and Pre-Funded Warrants are subject to appropriate adjustment in the event of stock dividends, stock splits, reorganizations or similar events affecting our Common Stock and the exercise price. The Warrants will be issued separately from the shares of Common Stock included in the Units offered hereby and the Pre-Funded Warrants included in the Pre-Funded Units offered hereby, as applicable, and each of the Warrants and Pre-Funded Warrants may be transferred separately immediately thereafter. A Warrant to purchase one share of our Common Stock will be issued for every one share of Common Stock included in each Unit purchased in this offering and for every one (1) Pre-Funded Warrant included in each Pre-Funded Unit purchased in this offering.

Exercisability. The Warrants and Pre-Funded Warrants will be exercisable, at the option of each holder, in whole or in part, by delivering a duly executed exercise notice accompanied by payment in full for the number of shares of our Common Stock purchased upon such exercise (except in the case of a cashless exercise as discussed below). A holder (together with its affiliates) may not exercise any portion of the Warrant or Pre-Funded Warrant to the extent that the holder would own more than 4.99% (or at the election of the holder, 9.99%) of the outstanding Common Stock immediately after exercise, except that upon at least 61 days’ prior notice from the holder to us, the holder may increase the amount of ownership of outstanding stock after exercising the holder’s Warrants or Pre-Funded Warrants. No fractional shares of Common Stock will be issued in connection with the exercise of a Warrant or Pre-Funded Warrant. In lieu of fractional shares, we will, at our election, either pay the holder an amount in cash equal to the fractional amount multiplied by the exercise price or round up to the next whole share.

Cashless Exercise. If, at the time a holder exercises its Warrants or Pre-Funded Warrant, a registration statement registering the issuance of the shares of Common Stock underlying the Warrants and Pre-Funded Warrants, as applicable, under the Securities Act is not then effective or available, then in lieu of making the cash payment otherwise contemplated to be made to us upon such exercise in payment of the aggregate exercise price, the holder may elect instead to receive upon such exercise (either in whole or in part) the net number of shares of Common Stock determined according to a formula set forth in the Warrants and Pre-Funded Warrants.

Fundamental Transaction. In the event of a fundamental transaction, as described in the Warrants and Pre-Funded Warrants and generally including any reorganization, recapitalization or reclassification of our Common Stock, the sale, transfer or other disposition of all or substantially all of our properties or assets, our consolidation or merger with or into another person, the acquisition of more than 50% of our outstanding Common Stock, or any person or group becoming the beneficial owner of 50% of the voting power represented by our outstanding Common Stock, the holders of the Warrants or Pre-Funded Warrants, as applicable, will be entitled to receive upon exercise of such Warrants and Pre-Funded Warrants the kind and amount of securities, cash or other property that the holders would have received had they exercised such Warrants and Pre-Funded Warrants immediately prior to such fundamental transaction. Notwithstanding the foregoing, in the event of such a fundamental transaction, the holders will have the option, which may be exercised within 30 days after the consummation of the fundamental transaction, to require the company or the successor entity purchase such Warrant or Pre-Funded Warrant from the holder by paying to the holder an amount of cash equal to the Black Scholes Value (as defined in such Warrant or Pre-Funded Warrant) of the remaining unexercised portion of such Warrant or Pre-Funded Warrant on the date of the consummation of such transaction. However, if such fundamental transaction is not within the Company’s control, including not approved by the Board, the holder will only be entitled to receive from the Company or any successor entity, as of the date of consummation of such fundamental transaction, the same type or form of consideration (and in the same proportion), at the Black Scholes Value of the unexercised portion of such Warrant or Pre-Funded Warrant, that is being offered and paid to the holders of Common Stock in connection with the fundamental transaction, whether that consideration be in the form of cash, stock or any combination thereof, or whether the holders of Common Stock are given the choice to receive from among alternative forms of consideration in connection with the fundamental transaction.

Transferability. Subject to applicable laws, a Warrant or Pre-Funded Warrant may be transferred at the option of the holder upon surrender of such Warrant or Pre-Funded Warrant together with the appropriate instruments of transfer.

Exchange Listing. There is no established public trading market for the Warrants or Pre-Funded Warrants, and we do not expect a market to develop. We do not intend to list the Warrants or Pre-Funded Warrants on any securities exchange or nationally recognized trading system. Without an active trading market, the liquidity of the Warrants and Pre-Funded Warrants will be limited.

Warrant Agent; Global Certificate. The Warrants and the Pre-Funded Warrants will be issued in registered form under a warrant agent agreement between the Warrant Agent and us. The Warrants and the Pre-Funded Warrants will initially be represented only by one or more global warrants deposited with the Warrant Agent, as custodian on behalf of The Depository Trust Company (“DTC”) and registered in the name of Cede & Co., a nominee of DTC, or as otherwise directed by DTC.

Right as a Shareholder. Except as otherwise provided in the Warrants or Pre-Funded Warrants or by virtue of such holder’s ownership of shares of our Common Stock, the holders of the Warrants and Pre-Funded Warrants do not have the rights or privileges of holders of our Common Stock, including any voting rights, until they exercise their Warrants and Pre-Funded Warrants.

Amendment and Waiver. The Warrants and Pre-Funded Warrants may be modified or amended or the provisions thereof waived with the written consent of the Company and the holders thereof.

Governing Law. The Pre-Funded Warrants, the Warrants and warrant agent agreement are governed by New York law.

Representative’s Warrants. See “Underwriting — Representative’s Warrants” for a description of the Representative’s Warrants we have agreed to issue to the underwriter in this offering, subject to the completion of the offering.

Exclusive Forum

The agreements governing the Pre-Funded Warrants and Warrants provide that, and by purchasing Pre-Funded Warrants or Warrants in this offering investors will agree that, all legal proceedings concerning the interpretations, enforcement and defense of the transactions contemplated by this Warrant (whether brought against a party hereto or their respective affiliates, directors, officers, shareholders, partners, members, employees or agents) shall be commenced exclusively in the state and federal courts sitting in the City of New York, irrevocably submit to the exclusive jurisdiction of the state and federal courts sitting in the City of New York, Borough of Manhattan for the adjudication of any such dispute and irrevocably waive, and agree not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is improper or is an inconvenient venue for such proceeding. The warrant agent agreements have similar provisions. In addition, the warrant agent agreements provide that the Company and the warrant agent each waive the right to a trial by jury in any action or proceeding arising out of or relating to the warrant agent agreement. Each of the agreements governing the Pre-Funded Warrants and Warrants and the warrant agent agreements provide that the foregoing provisions do not limit or restrict the federal district court in which a party may bring a claim under the U.S. federal securities laws.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO HOLDERS OF

COMMON STOCK, PRE-FUNDED WARRANTS AND WARRANTS

The following is a summary of the material U.S. federal income tax consequences of the acquisition, ownership and disposition of the Units and/or the Pre-Funded Units (which units or components thereof we sometimes refer to as our “securities” and holders thereof as “holders”), and the acquisition, ownership, exercise, expiration or disposition of the Warrants, but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations promulgated thereunder, administrative rulings and judicial decisions, all as of the date hereof. These authorities may be changed or subject to differing interpretations, possibly with retroactive effect, so as to result in U.S. federal income tax consequences different from those set forth below. We have not sought and will not seek any ruling from the U.S. Internal Revenue Service (the “IRS”) with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS or a court will agree with such statements and conclusions.

Because the shares of Common Stock and the Warrant components of a Unit, and the Pre-Funded Warrant and the Warrant components of a Pre-Funded Warrant, are generally separable at the option of the holder, the holder of a Unit and/or Pre-Funded Warrant generally should be treated, for U.S. federal income tax purposes, as the owner of the underlying shares of Common Stock or Pre-Funded Warrant and Warrant components. As a result, the discussion below with respect to holders of our shares of Common Stock or Pre-Funded Warrants and Warrants should also apply to holders of Units and/or Pre-Funded Warrants (as the deemed owners of the underlying components that constitute the Units and/or the Pre-Funded Units).

This summary also does not address the tax considerations arising under the laws of any U.S. state or local or any non-U.S. jurisdiction, estate or gift tax, the 3.8% Medicare tax on net investment income or any alternative minimum tax consequences. In addition, this discussion does not address tax considerations applicable to a holder’s particular circumstances or to a holder that may be subject to special tax rules, including, without limitation:

•	banks, insurance companies or other financial institutions;

•	tax-exempt or government organizations;

•	brokers or dealers in securities or currencies;

•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

•	persons that own, or are deemed to own, more than five percent of our capital stock;

•	certain U.S. expatriates, citizens or former long-term residents of the United States;

•

persons who hold our shares of Common Stock or Warrants as a position in a hedging transaction, “straddle,” “conversion transaction,” synthetic security, other integrated investment, or other risk reduction transaction;

•	persons who do not hold our Common Stock or Warrants as a capital asset within the meaning of Section 1221 of the Code (generally, for investment purposes);

•	persons deemed to sell our Common Stock or Warrants under the constructive sale provisions of the Code;

•	pension plans;

•	partnerships, or other entities or arrangements treated as partnerships for U.S. federal income tax purposes, or investors in any such entities;

•	persons for whom our stock constitutes “qualified small business stock” within the meaning of Section 1202 of the Code;

•	integral parts or controlled entities of foreign sovereigns;

•	controlled foreign corporations;

•	passive foreign investment companies and corporations that accumulate earnings to avoid U.S. federal income tax; or

•	persons that acquire our Common Stock or Warrants as compensation for services.

In addition, if a partnership, including any entity or arrangement classified as a partnership for U.S. federal income tax purposes, holds our securities, the tax treatment of a partner generally will depend on the status of the partner, the activities of the partnership, and certain determinations made at the partner level. Accordingly, partnerships that hold our securities, and partners in such partnerships, should consult their tax advisors regarding the U.S. federal income tax consequences to them of the purchase, ownership, and disposition of our securities.

You are urged to consult your tax advisor with respect to the application of the U.S. federal income tax laws to your particular situation, as well as any tax consequences of the purchase, ownership and disposition of our securities arising under the U.S. federal estate or gift tax rules or under the laws of any U.S. state or local or any non-U.S. or other taxing jurisdiction or under any applicable tax treaty.

Definition of a U.S. Holder

For purposes of this summary, a “U.S. Holder” is any beneficial owner of our securities that is a “U.S. person,” and is not a partnership, or an entity treated as a partnership or disregarded from its owner, each for U.S. federal income tax purposes. A U.S. person is any person that, for U.S. federal income tax purposes, is or is treated as any of the following: (a) a citizen or individual resident of the United States, (b) a corporation (or other entity or arrangement treated as a corporation for U.S. federal income tax purposes) created in, or organized under the laws of, the United States or any state thereof or the District of Columbia, (c) an estate whose income is subject to United States federal income tax regardless of its source, or (d) a trust (i) the administration of which is subject to the primary supervision of a U.S. court and which has one or more United States persons (within the meaning of Section 7701(a)(30) of the Code) who have the authority to control all substantial decisions of the trust or (ii) that has otherwise elected to be treated as a United States person under the Code.

For purposes of this summary, a “Non-U.S. Holder” is any beneficial owner of our securities that is not a U.S. Holder or a partnership, or other entity treated as a partnership or disregarded from its owner, each for U.S. federal income tax purposes.

Allocation of Purchase Price and Characterization of a Unit

No statutory, administrative or judicial authority directly addresses the treatment of a Unit or instruments similar to a Unit for U.S. federal income tax purposes, and therefore, that treatment is not entirely clear. The acquisition of a Unit or Pre-Funded Unit should be treated for U.S. federal income tax purposes as the acquisition of one share of our Common Stock or Pre-Funded Warrants, as applicable, and one Warrant. We intend to treat the acquisition of a Unit and/or Pre-Funded Unit in this manner and, by purchasing a Unit or Pre-Funded Unit, you must adopt such treatment for tax purposes. For U.S. federal income tax purposes, each holder of a Unit or Pre-Funded Unit must allocate the purchase price paid by such holder for such Unit or Pre-Funded Unit between the share of our Common Stock or Pre-Funded Warrant, as applicable, and the Warrant based on the relative fair market value of each at the time of issuance. The price allocated to each share of our Common Stock or each Pre-Funded Warrant and Warrant should be the shareholder’s tax basis in such share of our Common Stock or Pre-Funded Warrant and Warrant. Any disposition of a Unit or Pre-Funded Unit should be treated for U.S. federal income tax purposes as a disposition of a share of our Common Stock or Pre-Funded Warrant, as applicable, and the Warrant comprising the Unit and Pre-Funded Unit, and the amount realized on the disposition should be allocated between the share of Common Stock or Pre-Funded Warrant, as applicable, and the Warrant based on their respective relative fair market values. The separation of a share of our Common Stock or Pre-Funded Warrant and the Warrant constituting a Unit or Pre-Funded Unit, as applicable, should not be a taxable event for U.S. federal income tax purposes.

The foregoing treatment of the Unit and Pre-Funded Unit and a holder’s purchase price allocation are not binding on the IRS or the courts. Because there are no authorities that directly address instruments that are similar to the Units or Pre-Funded Units, no assurance can be given that the IRS or the courts will agree with the characterization described above or the discussion below. Accordingly, each prospective investor is urged to consult its own tax advisor regarding the tax consequences of an investment in a Unit or Pre-Funded Unit (including alternative characterizations thereof). The balance of this discussion assumes that the characterization of the Units and Pre-Funded Units described above is respected for U.S. federal income tax purposes.

Income Tax Treatment of Pre-Funded Warrants

Although not entirely free from doubt, a Pre-Funded Warrant should be treated as Common Stock for U.S. federal income tax purposes and a holder of Pre-Funded Warrants therefore should generally be taxed in the same manner as a holder of a share of our Common Stock, as described below. Accordingly, no gain or loss should be recognized upon the exercise of a Pre-Funded Warrant and, upon exercise, the holding period of a Pre-Funded Warrant should carry over to the shares of Common Stock received. Similarly, the tax basis of the Pre-Funded Warrant should carry over to the shares of Common Stock received upon exercise, increased by the exercise price of $0.001 per share. Each prospective investor is urged to consult its tax advisors regarding the tax risks associated with the acquisition of Pre-Funded Warrants pursuant to this offering (including potential alternative characterizations). The balance of this discussion generally assumes that the characterization described above is respected for U.S. federal income tax purposes and the discussion below, to the extent it pertains to shares of our Common Stock, is generally intended also to pertain to Pre-Funded Warrants.

Tax Consequences to U.S. Holders

Distributions on Common Stock

As discussed above under “Dividend Policy,” we do not currently expect to make distributions on our Common Stock. In the event that we do make distributions of cash or other property, distributions paid on Common Stock, other than certain pro rata distributions of Common Stock, will be treated as a dividend to the extent paid out of our current or accumulated earnings and profits and will be includible in income by the U.S. Holder and taxable as ordinary income when received. If a distribution exceeds our current and accumulated earnings and profits, the excess will be first treated as a tax-free return of the U.S. Holder’s investment, up to the U.S. Holder’s tax basis in the Common Stock. Any remaining excess will be treated as a capital gain. Subject to applicable limitations, dividends paid to certain non-corporate U.S. Holders may be eligible for taxation as “qualified dividend income” and therefore may be taxable at rates applicable to long-term capital gains. U.S. Holders should consult their tax advisers regarding the availability of the reduced tax rate on dividends in their particular circumstances. Dividends received by a corporate U.S. Holder will be eligible for the dividends-received deduction if the U.S. Holder meets certain holding period and other applicable requirements.

A holder of a Pre-Funded Warrant should consult its tax advisor regarding the tax treatment of any distribution with respect to such Pre-Funded Warrant that is held in abeyance in connection with any applicable beneficial ownership cap.

Constructive Dividends on Warrants

Under Section 305 of the Code, an adjustment to the number of shares of Common Stock that will be issued on the exercise of the Warrants, or an adjustment to the exercise price of the Warrants, may be treated as a constructive distribution to a U.S. Holder of the Warrants if, and to the extent that, such adjustment has the effect of increasing such U.S. Holder’s proportionate interest in our “earnings and profits” or assets, depending on the circumstances of such adjustment (for example, if such adjustment is to compensate for a distribution of cash or other property to our stockholders). Adjustments to the exercise price of a Warrant made pursuant to a bona fide reasonable adjustment formula that has the effect of preventing dilution of the interest of the holders of the Warrants should generally not result in a constructive distribution. Any constructive distributions would generally be subject to the tax treatment described above under “Dividends on Common Stock.”

Sale or Other Disposition of Common Stock

For U.S. federal income tax purposes, gain or loss realized on the sale or other disposition of Common Stock will be capital gain or loss, and will be long-term capital gain or loss if the U.S. Holder held the Common Stock for more than one year. The amount of the gain or loss will equal the difference between the U.S. Holder’s tax basis in the Common Stock disposed of and the amount realized on the disposition (or, if the shares of Common Stock, Pre-Funded Warrants or Warrants are held as part of Units or Pre-Funded Units, as applicable, at the time of the disposition, the portion of the amount realized on such disposition that is allocated to the shares of Common Stock, Pre-Funded Warrants or Warrants based upon the then fair market values of the shares of Common Stock or Pre-Funded Warrants and Warrants included in the Units or Pre-Funded Units, as applicable). Long-term capital gains recognized by non-corporate U.S. Holders will be subject to reduced tax rates. The deductibility of capital losses is subject to limitations.

Sale or Other Disposition, Exercise or Expiration of Warrants

For U.S. federal income tax purposes, gain or loss realized on the sale or other disposition of a Warrant (other than by exercise) will be capital gain or loss and will be long-term capital gain or loss if the U.S. Holder held the Warrant for more than one year at the time of the sale or other disposition. The amount of the gain or loss will equal the difference between the U.S. Holder’s tax basis in the Warrant disposed of and the amount realized on the disposition.

In general, a U.S. Holder will not be required to recognize income, gain or loss upon the exercise of a Warrant by payment of the exercise price, except to the extent of cash paid in lieu of a fractional share. A U.S. Holder’s tax basis in a share of Common Stock received upon exercise will be equal to the sum of (1) the U.S. Holder’s tax basis in the Warrant and (2) the exercise price of the Warrant. A U.S. Holder’s holding period in the stock received upon exercise will commence on the day or the day after such U.S. Holder exercises the Warrant. No discussion is provided herein regarding the U.S. federal income tax treatment on the exercise of a Warrant on a cashless basis, and U.S. Holders are urged to consult their tax advisors as to the exercise of a Warrant on a cashless basis.

If a Warrant expires without being exercised, a U.S. Holder will recognize a capital loss in an amount equal to such U.S. Holder’s tax basis in the Warrant. This loss will be long-term capital loss if, at the time of the expiration, the U.S. Holder’s holding period in the Warrant is more than one year. The deductibility of capital losses is subject to limitations.

FOR NON-U.S. HOLDERS

The following is a general discussion of the material U.S. federal income tax considerations applicable to non-U.S. holders (as defined herein) with respect to their ownership and disposition of our securities issued pursuant to this offering. All prospective non-U.S. holders of our securities should consult their tax advisors with respect to the U.S. federal, state, local and non-U.S. tax consequences of the purchase, ownership and disposition of our securities. In general, a non-U.S. holder means a beneficial owner of our Common Stock (other than a partnership or an entity or arrangement treated as a partnership for U.S. federal income tax purposes) that is not, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•

a corporation, or an entity treated as a corporation for U.S. federal income tax purposes, created or organized in the United States or under the laws of the United States or of any state thereof or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•

a trust if (1) a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons have the authority to control all of the trust’s substantial decisions or (2) the trust has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person.

This discussion is based on current provisions of the Code, existing U.S. Treasury Regulations promulgated thereunder, published administrative pronouncements and rulings of the IRS and judicial decisions, all as in effect as of the date of this prospectus. These authorities are subject to change and to differing interpretation, possibly with retroactive effect. Any change or differing interpretation could alter the tax consequences to non-U.S. holders described in this prospectus.

We assume in this discussion that a non-U.S. holder holds shares of our securities as a capital asset within the meaning of Section 1221 of the Code (generally, for investment). This discussion does not address all aspects of U.S. federal income taxation that may be relevant to a particular non-U.S. holder in light of that non-U.S. holder’s individual circumstances, nor does it address any alternative minimum, Medicare contribution, estate or gift tax consequences, or any aspects of U.S. state, local or non-U.S. taxes. This discussion also does not consider any specific facts or circumstances that may apply to a non-U.S. holder and does not address the special tax rules applicable to particular non-U.S. holders, such as holders that own, or are deemed to own, more than 5% of our capital stock (except to the extent specifically set forth below), corporations that accumulate earnings to avoid U.S. federal income tax, tax-exempt organizations, banks, financial institutions, insurance companies, brokers, dealers or traders in securities, commodities or currencies, tax-qualified retirement plans, holders who hold or receive our Common Stock pursuant to the exercise of employee stock options or otherwise as compensation, holders holding our Common Stock as part of a hedge, straddle or other risk reduction strategy, conversion transaction or other integrated investment, holders deemed to sell our Common Stock under the constructive sale provisions of the Code, controlled foreign corporations, passive foreign investment companies and certain former U.S. citizens or former long-term residents.

In addition, this discussion does not address the tax treatment of partnerships (or entities or arrangements that are treated as partnerships for U.S. federal income tax purposes) or persons that hold our securities through such partnerships. If a partnership, including any entity or arrangement treated as a partnership for U.S. federal income tax purposes, holds our securities, the U.S. federal income tax treatment of a partner in such partnership will generally depend upon the status of the partner and the activities of the partnership. Such partners and partnerships should consult their tax advisors regarding the tax consequences of the purchase, ownership and disposition of our securities.

There can be no assurance that a court or the IRS will not challenge one or more of the tax consequences described herein, and we have not obtained, nor do we intend to obtain, a ruling with respect to the U.S. federal income tax consequences to a non-U.S. holder of the purchase, ownership or disposition of our securities.

Distributions

As discussed in the section entitled “Dividend Policy,” we do not anticipate paying any dividends on our Common Stock in the foreseeable future. If we make distributions on our Common Stock or on the Warrants (as described above under “Constructive Dividends on Warrants”), those payments will constitute dividends for U.S. federal income tax purposes to the extent we have current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed both our current and our accumulated earnings and profits, they will constitute a return of capital and will first reduce a Non-U.S. Holder’s basis in our Common Stock or the Warrants, as applicable, but not below zero. Any excess will be treated as capital gain and will be treated as described below under “Gain on Sale or Other Disposition of Common Stock or Warrants.” Any such distributions would be subject to the discussions below regarding back-up withholding and the Foreign Account Tax Compliance Act, or FATCA.

Subject to the discussion below on effectively connected income, any dividend paid to a Non-U.S. Holder generally will be subject to U.S. withholding tax either at a rate of 30% of the gross amount of the dividend or such lower rate as may be specified by an applicable income tax treaty. To receive a reduced treaty rate, a Non-U.S. Holder must provide us or our agent with an IRS Form W-8BEN, IRS Form W-8 BEN-E or another appropriate version of IRS Form W-8 (or a successor form), which must be updated periodically, and which, in each case, must certify qualification for the reduced rate. Non-U.S. Holders should consult their tax advisors regarding their entitlement to benefits under any applicable income tax treaty.

Dividends paid to a Non-U.S. Holder that are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States and that are not eligible for relief from U.S. (net basis) income tax under an applicable income tax treaty generally are exempt from the (gross basis) withholding tax described above. To obtain this exemption from withholding tax, the Non-U.S. Holder must provide the applicable withholding agent with an IRS Form W-8ECI or successor form or other applicable IRS Form W-8 certifying that the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States. Such effectively connected dividends, if not eligible for relief under a tax treaty, would not be subject to a withholding tax, but would be taxed at the same graduated rates applicable to U.S. persons, net of certain deductions and credits and if, in addition, the Non-U.S. Holder is a corporation, may also be subject to a branch profits tax at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty).

If you are eligible for a reduced rate of withholding tax pursuant to a tax treaty, you may be able to obtain a refund of any excess amounts withheld if you timely file an appropriate claim for refund with the IRS.

Exercise or Expiration of Warrants

In general, a Non-U.S. Holder will not be required to recognize income, gain or loss upon the exercise of a Warrant by payment of the exercise price, except possibly to the extent of cash paid in lieu of a fractional share. However, no discussion is provided herein regarding the U.S. federal income tax treatment on the exercise of a Warrant on a cashless basis, and Non-U.S. Holders are urged to consult their tax advisors as to the exercise of a Warrant on a cashless basis.

If a Warrant expires without being exercised, a Non-U.S. Holder that is engaged in a U.S. trade or business to which any income from the Warrant would be effectively connected or who is present in the United States for a period or periods aggregating 183 days or more during the calendar year in which the expiration occurs (and certain other conditions are met) will recognize a capital loss in an amount equal to such Non-U.S. Holder’s tax basis in the Warrant. The amount paid to purchase our Common Stock and Warrants will be apportioned between them in proportion to the respective fair market values of the Common Stock and Warrants, and the apportioned amount will be the tax basis of the Common Stock and Warrants respectively. The fair market value of our Common Stock for this purpose will generally be its trading value immediately after issuance.

Gain on Sale, Exchange or Other Disposition of Our Common Stock or Warrants

Subject to the discussion below regarding backup withholding and FATCA, a Non-U.S. Holder generally will not be required to pay U.S. federal income tax on any gain realized upon the sale or other disposition of our Common Stock or the Warrants unless:

•

the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States and not eligible for relief under an applicable income tax treaty, in which case the Non-U.S. Holder will be required to pay tax on the net gain derived from the sale under regular graduated U.S. federal income tax rates, and for a Non-U.S. Holder that is a corporation, such Non-U.S. Holder may be subject to the branch profits tax at a 30% rate (or such lower rate as may be specified by an applicable income tax treaty) on such effectively connected gain, as adjusted for certain items;

•

the Non-U.S. Holder is an individual who is present in the United States for a period or periods aggregating 183 days or more during the calendar year in which the sale or disposition occurs and certain other conditions are met, in which case the Non-U.S. Holder will be required to pay a flat 30% tax on the gain derived from the sale, which tax may be offset by U.S. source capital losses (even though the Non-U.S. Holder is not considered a resident of the United States) (subject to applicable income tax or other treaties); or

•

we are a “U.S. real property holding corporation” for U.S. federal income tax purposes, or a USRPHC, at any time within the shorter of the five-year period preceding the disposition or the Non-U.S. Holder’s holding period for our Common Stock or the Warrants. We believe we are not currently and do not anticipate becoming a USRPHC. However, because the determination of whether we are a USRPHC depends on the fair market value of our United States real property interests relative to the fair market value of our other business assets, there can be no assurance that we will not become a USRPHC in the future. Even if we become a USRPHC, however, gain arising from the sale or other taxable disposition by a Non-U.S. Holder of our Common Stock will not be subject to United States federal income tax if (A) in the case of our Common Stock, (a) shares of our Common Stock are “regularly traded,” as defined by applicable Treasury Regulations, on an established securities market, such as Nasdaq, and (b) the Non-U.S. Holder owns or owned, actually and constructively, 5% or less of the shares of our Common Stock throughout the five-year period ending on the date of the sale or exchange; and (B) in the case of the Warrants, either (a)(i) shares of our Common Stock are “regularly traded,” as defined by applicable Treasury Regulations, on an established securities market, such as Nasdaq, (ii) the Warrants are not considered regularly traded on an established securities market and (iii) the Non-U.S. Holder does not own, actually or constructively, Warrants with a fair market value greater than the fair market value of 5% of the shares of our Common Stock, determined as of the date that such Non-U.S. Holder acquired its Warrants, or (b)(i) the Warrants are considered regularly traded on an established securities market, and (ii) the Non-U.S. Holder owns or owned, actually and constructively, 5% or less of the Warrants throughout the five-year period ending on the date of the sale or exchange. The Warrants are not expected to be regularly traded on an established securities market. If the foregoing exception does not apply, and we are a USRPHC, such Non-U.S. Holder’s proceeds received on the disposition of shares will generally be subject to withholding at a rate of 15% and such Non-U.S. Holder will generally be taxed on any gain in the same manner as gain that is effectively connected with the conduct of a U.S. trade or business, except that the branch profits tax generally will not apply.

Backup Withholding and Information Reporting

Information returns may be filed with the IRS in connection with distributions on our Common Stock or constructive dividends on the Warrants, and the proceeds of a sale or other disposition of the Common Stock or the Warrants. A non-exempt U.S. Holder may be subject to U.S. backup withholding on these payments if it fails to provide its taxpayer identification number to the withholding agent and comply with certification procedures or otherwise establish an exemption from backup withholding.

A Non-U.S. Holder may be subject to U.S. information reporting and backup withholding on these payments unless the Non-U.S. Holder complies with certification procedures to establish that it is not a U.S. person (within the meaning of the Code). The certification requirements generally will be satisfied if the Non-U.S. Holder provides the applicable withholding agent with a statement on the applicable IRS Form W-8BEN or IRS Form W-8BEN-E (or suitable substitute or successor form), together with all appropriate attachments, signed under penalties of perjury, stating, among other things, that such Non-U.S. Holder is not a U.S. Person. Applicable Treasury Regulations provide alternative methods for satisfying this requirement. In addition, the amount of distributions on common stock or constructive dividends on common stock paid to a Non-U.S. Holder, and the amount of any U.S. federal tax withheld therefrom, must be reported annually to the IRS and the holder. This information may be made available by the IRS under the provisions of an applicable tax treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides.

Payment of the proceeds of the sale or other disposition of the Common Stock or the Warrants to or through a non-U.S. office of a U.S. broker or of a non-U.S. broker with certain specified U.S. connections generally will be subject to information reporting requirements, but not backup withholding, unless the Non-U.S. Holder certifies under penalties of perjury that it is not a U.S. person or an exemption otherwise applies. Payments of the proceeds of a sale or other disposition of the Common Stock or the Warrants to or through a U.S. office of a broker generally will be subject to information reporting and backup withholding, unless the Non-U.S. Holder certifies under penalties of perjury that it is not a U.S. person or otherwise establishes an exemption.

Backup withholding is not an additional tax. The amount of any backup withholding from a payment generally will be allowed as a credit against the holder’s U.S. federal income tax liability and may entitle the holder to a refund, provided that the required information is timely furnished to the IRS.

Foreign Account Tax Compliance Act

FATCA imposes withholding tax on certain types of payments made to foreign financial institutions and certain other non-U.S. entities. The legislation imposes a 30% withholding tax on dividends on, or, subject to the discussion of certain proposed Treasury Regulations below, gross proceeds from the sale or other disposition of, our Common Stock or the Warrants paid to a “foreign financial institution” or to certain “non-financial foreign entities” (each as defined in the Code), unless (i) the foreign financial institution undertakes certain diligence and reporting obligations, (ii) the non-financial foreign entity either certifies it does not have any “substantial United States owners” (as defined in the Code) or furnishes identifying information regarding each substantial United States owner, or (iii) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in (i) above, it must enter into an agreement with the U.S. Treasury requiring, among other things, that it undertake to identify accounts held by “specified United States persons” or “United States-owned foreign entities” (each as defined in the Code), annually report certain information about such accounts, and withhold 30% on payments to account holders whose actions prevent it from complying with these reporting and other requirements. If the country in which a payee is resident has entered into an “intergovernmental agreement” with the United States regarding FATCA, that agreement may permit the payee to report to that country rather than to the U.S. Department of the Treasury. The U.S. Treasury recently released proposed Treasury Regulations which, if finalized in their present form, would eliminate the federal withholding tax of 30% applicable to the gross proceeds of a sale or other disposition of our Common Stock or the Warrants. In its preamble to such proposed Treasury Regulations, the U.S. Treasury stated that taxpayers may generally rely on the proposed regulations until final regulations are issued. Prospective investors should consult their own tax advisors regarding the possible impact of these rules on their investment in our Common Stock or the Warrants, and the possible impact of these rules on the entities through which they hold our Common Stock or the Warrants, including, without limitation, the process and deadlines for meeting the applicable requirements to prevent the imposition of this 30% withholding tax under FATCA.

THE PRECEDING DISCUSSION IS FOR GENERAL INFORMATION ONLY. EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS TAX ADVISOR REGARDING THE PARTICULAR U.S. FEDERAL, STATE AND LOCAL AND NON-U.S. TAX CONSEQUENCES OF PURCHASING, HOLDING AND DISPOSING OF OUR COMMON STOCK, PRE-FUNDED WARRANTS AND WARRANTS, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAWS.

UNDERWRITING

Maxim Group LLC is acting as the sole book-running manager and representative of the underwriters in this offering. We and the representative intend to enter into an underwriting agreement with respect to the Units and Pre-Funded Units being offered. In connection with this offering and subject to certain terms and conditions, the underwriters named below will agree to purchase, and we will agree to sell, all of the Units and Pre-Funded Units in this offering to the underwriters.

Underwriter	Number of Units		Number of Pre-Funded Units
Maxim Group LLC	[	●]	[	●]
Total

The underwriters intend to agree to purchase all such Units and Pre-Funded Units other than those covered by the over-allotment option to purchase additional securities described below, if it purchases any such securities, and the underwriters’ obligations will be several, which means that each underwriter will be required to purchase a specific number of Units and Pre-Funded Units, but is not responsible for the commitment of any other underwriter to purchase any securities. The obligations of the underwriters may be terminated upon the occurrence of certain events to be specified in the underwriting agreement. Furthermore, pursuant to the underwriting agreement, the underwriters’ obligations will be subject to customary conditions and representations and warranties contained in the underwriting agreement, such as receipt by the underwriters of officers’ certificates and legal opinions.

The underwriters will offer the Units and Pre-Funded Units, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by the representative’s counsel and other conditions specified in the underwriting agreement. The underwriters will reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Option to Purchase Additional Securities

We have granted the underwriter an option to purchase from us, at the public offering price, less the underwriting discounts and commissions, up to [●] additional shares of Common Stock and/or [●] additional Pre-Funded Warrants, and/or up to an additional [●] Warrants within 45 days from the date of this prospectus. The underwriter may exercise the option with respect to Common Stock only, Pre-Funded Warrants only, Warrants only, or any combination thereof. The purchase price to be paid per additional share of Common Stock will be equal to the public offering price of one Unit (less the purchase price allocated to the Warrants, $0.001 per Warrant), less the underwriting discounts and commissions. The purchase price to be paid per additional Pre-Funded Warrant will be equal to the public offering price of one Pre-Funded Unit (less the $0.001 purchase price per Warrant), less the underwriting discounts and commissions. The purchase price to be paid per additional Warrant will be $0.001. If the underwriter exercises the option in full for Common Stock only or for Pre-Funded Warrants only, the total underwriting discounts and commissions payable will be approximately $[●] and the total proceeds to us, before expenses, will be approximately $[●]. If the underwriter exercises the option for Warrants only, the total additional underwriting discounts and commissions payable will be approximately $[●] and the total additional proceeds to us, before expenses will be approximately $[●].

Indemnification

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act and liabilities arising from breaches of representations and warranties contained in the underwriting agreement, or to contribute to payments that the underwriters may be required to make in respect of those liabilities.

Determination of Offering Price

The public offering price of the Units and Pre-Funded Units is determined by negotiations between us and the underwriters; among the factors considered in determining such public offering price are our historical performance and capital structure, prevailing market conditions, and overall assessment of our business. There is no established trading market for the Units, Pre-Funded Units, Pre-Funded Warrants or Warrants, and we do not expect a market to develop. In addition, we do not intend to apply for the listing of such securities on any national securities exchange or other trading market. Without an active trading market, the liquidity of such securities will be limited.

Underwriter Compensation

We have agreed to sell the Units to the underwriters at the public offering price of $[●] per Unit and to sell the Pre-Funded Units to the underwriters at the public offering price of $[●] per Pre-Funded Unit, which represents the public offering price of the Units and Pre-Funded Units set forth on the cover page of this prospectus, less the applicable seven percent (7.0%) underwriting discount.

We have also agreed to reimburse the underwriters for accountable legal expenses incurred by it in connection with this transaction in the amount of $100,000. We estimate that the total expenses of the offering payable by us, excluding the total underwriting discount, will be approximately $[●].

Discount, Commissions and Expenses

Units sold by the underwriters to the public will initially be offered at the offering price set forth on the cover of this prospectus, except that Units sold with Pre-Funded Warrants will be priced at $[●]. Any Units sold by the underwriter to securities dealers may be sold at a discount of up to $[●] per share from the public offering price. The underwriter may offer the Units through one or more of their affiliates or selling agents. If all the Units are not sold at the public offering price, the underwriter may change the offering price and the other selling terms. Upon execution of the underwriting agreement, the underwriters will be obligated to purchase the Units at the prices and upon the terms stated therein.

The underwriting discount is equal to the public offering price per Unit, less the amount paid by the underwriter to us per Unit. The underwriting discount was determined through an arms’ length negotiation between us and the underwriters. We have agreed to sell the Units to the underwriters at the offering price of $[●] per share of Common Stock, and $[●] per Warrant, which represents the public offering price of our Units set forth on the cover page of this prospectus less underwriting discounts and commissions.

The following table summarizes the underwriting discount we will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the over-allotment option.

	Per Unit		Per Pre-Funded Unit		Total without Over-Allotment Option		Total with Over-Allotment Option(1)
Public offering price	$	[●]	$	[●]	$	[●]	$	[●]
Total underwriting discount (7%)(2)	$	[●]	$	[●]	$	[●]	$	[●]
Proceeds to us, before expenses (3)	$	[●]	$	[●]	$	[●]	$	[●]

(1)	Assumes the over-allotment option is exercised in full for shares of Common Stock only.
(2)	Represents an underwriting discount equal to 7.0% of the gross offering proceeds. See “Underwriting” for additional disclosure regarding underwriting compensation.
(3)	Excluding the proceeds, if any, from the exercise of any Warrants or Pre-Funded Warrants.

Representative’s Warrants

We have also agreed to issue to the Representative (or its permitted assignees) Representative’s Warrants to purchase a number of our shares of our Common Stock equal to 4% of the Units and Pre-Funded Units sold in this offering and any securities sold upon exercise of the Representative’s over-allotment option. The Representative’s Warrants and the shares of our Common Stock exercisable upon the exercise of such warrants are also being registered on the registration statement of which this prospectus forms a part. The Representative’s Warrants will have an exercise price equal to 110% of the public offering price of the Units sold in this offering and may be exercised on a cashless basis. The Representative’s Warrants are exercisable commencing six (6) months after the commencement of sales of this offering and will expire five (5) years after the commencement of sales of this offering. The Representative’s Warrants are not redeemable by us. We have agreed to a one-time demand registration of the shares of Common Stock underlying the Representative’s Warrants at our expense and an additional demand registration of the shares of Common Stock underlying the Representative’s Warrants at the warrant holders’ expense for a period of five (5) years from the closing of this offering. The Representative’s Warrants also provide for unlimited “piggyback” registration rights at our expense with respect to the underlying shares of Common Stock, for a period of five (5) years from the closing of this offering. The Representative’s Warrants and the shares of Common Stock underlying the Representative’s Warrants will be deemed compensation by FINRA and are therefore subject to a 180-day lock-up pursuant to Rule 5110(e)(1) of FINRA. The Representative (or permitted assignees under the Rule) may not sell, transfer, assign, pledge or hypothecate the Representative’s Warrants or the securities underlying the Representative’s Warrants, nor will they engage in any hedging, short sale, derivative, put or call transaction that would result in the effective economic disposition of the Representative’s Warrants or the underlying securities for a period of 180 days from the commencement of sales of this offering, except to any FINRA member participating in the offering, their officers or partners, associated persons or affiliates. The Representative’s Warrants will provide for adjustment in the number and price of such Representative’s Warrants (and the shares of our Common Stock underlying such Representative’s Warrants) to prevent dilution in the event of a forward or reverse stock split, stock dividend or similar recapitalization.

Lock-Up Agreements and Trading Restrictions

We and our executive officers and directors have agreed to a six-month “lock-up” from the date of this prospectus that they beneficially own, including the issuance of Common Stock upon the exercise of currently outstanding convertible securities and options and options which may be issued. This means that, for a period of six (6) months following such closing date, such persons may not offer, sell, pledge or otherwise dispose of these securities without the prior written consent of the representative.

The representative has no present intention to waive or shorten the lock-up period; however, the terms of the lock-up agreements may be waived at its discretion. In determining whether to waive the terms of the lockup agreements, the representative may base its decision on its assessment of the relative strengths of the securities markets and companies similar to ours in general, and the trading pattern of, and demand for, our securities in general.

Stabilization

The rules of the SEC generally prohibit the underwriters from trading in our securities on the open market during this offering. However, the underwriters are allowed to engage in some open market transactions and other activities during this offering that may cause the market price of our securities to be above or below that which would otherwise prevail in the open market. These activities may include stabilization, short sales and over-allotments, syndicate covering transactions and penalty bids.

•

Stabilizing transactions consist of bids or purchases made by the underwriter for the purpose of preventing or slowing a decline in the market price of our securities while this offering is in progress.

•

Short sales and over-allotments occur when the underwriter sells more of our shares of Common Stock than it purchases from us in this offering. To cover the resulting short position, the underwriter may exercise the over-allotment option described above or may engage in syndicate covering transactions. There is no contractual limit on the size of any syndicate covering transaction. The underwriter will make available a prospectus in connection with any such short sales. Purchasers of shares sold short by the underwriter are entitled to the same remedies under the federal securities laws as any other purchaser of shares covered by the registration statement.

•	Syndicate covering transactions are bids for or purchases of our securities on the open market by the underwriter in order to reduce a short position.

•

Penalty bids permit the underwriter to reclaim a selling concession from a syndicate member when the shares of Common Stock originally sold by the syndicate member are purchased in a syndicate covering transaction to cover syndicate short positions.

If the underwriters commence these activities, they may discontinue them at any time without notice. The underwriters will carry out any such transactions on Nasdaq.

Listing

Our Common Stock and IPO Warrants are listed on the Nasdaq Stock Market under the symbol “HSCS” and “HSCSW,” respectively.

Electronic Distribution

A prospectus in electronic format may be made available on websites or through other online services maintained by the underwriters of this offering, or by their affiliates. Other than the prospectus in electronic format, the information on any underwriters’ website and any information contained in any other website maintained by an underwriter is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or the representative in its capacity as an underwriter.

Other Relationships

The underwriter and its affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions. In the course of its businesses, the underwriter and its affiliates may actively trade our securities or loans for its own account or for the accounts of customers, and, accordingly, the underwriter and its affiliates may at any time hold long or short positions in such securities or loans.

Except for services provided in connection with this offering, and except as set forth in this section, the representative has not provided any investment banking or other financial services during the 180-day period preceding the date of this prospectus and we do not expect to retain the representative to perform any investment banking or other financial services for at least 90 days after the date of this prospectus.

Selling Restrictions

No action has been taken in any jurisdiction (except in the United States) that would permit a public offering of our Units and Pre-Funded Units, or the possession, circulation or distribution of this prospectus or any other material relating to us or our Units and Pre-Funded Units in any jurisdiction where action for that purpose is required. Accordingly, our Units and Pre-Funded Units may not be offered or sold, directly or indirectly, and this prospectus or any other offering material or advertisements in connection with our securities may be distributed or published, in or from any country or jurisdiction, except in compliance with any applicable rules and regulations of any such country or jurisdiction.

Notice to Investors in Canada

The securities may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus supplement (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (“NI 33-105”), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriters conflicts of interest in connection with this offering.

Notice to Investors in the United Kingdom

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”) an offer to the public of any securities which are the subject of the offering contemplated by this prospectus may not be made in that Relevant Member State except that an offer to the public in that Relevant Member State of any such securities may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(a)	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b)

to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c)	by the underwriter to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive); or

(d)

in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of these securities shall result in a requirement for the publication by the issuer or the underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any of the securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any such securities to be offered so as to enable an investor to decide to purchase any such securities, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression” Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

The representative has represented, warranted and agreed that:

(a)

it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000 (the “FSMA”)) received by it in connection with the issue or sale of any of the securities in circumstances in which section 21(1) of the FSMA does not apply to the issuer; and

(b)	it has complied with and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the securities in, from or otherwise involving the United Kingdom.

Notice to Investors in the European Economic Area

In particular, this document does not constitute an approved prospectus in accordance with European Commission’s Regulation on Prospectuses no. 809/2004 and no such prospectus is to be prepared and approved in connection with this offering. Accordingly, in relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (being the Directive of the European Parliament and of the Council 2003/71/EC and including any relevant implementing measure in each Relevant Member State) (each, a Relevant Member State), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date) an offer of securities to the public may not be made in that Relevant Member State prior to the publication of a prospectus in relation to such securities which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of securities to the public in that Relevant Member State at any time:

•	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•

to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000; and (3) an annual net turnover of more than €50,000,000, as shown in the last annual or consolidated accounts; or

•	in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of securities to the public” in relation to any of the securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe for the securities, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State. For these purposes the shares offered hereby are “securities.”

Notice to Investors in Israel

This document does not constitute a prospectus under the Israeli Securities Law, 5728-1968, or the Securities Law, and has not been filed with or approved by the Israel Securities Authority. In the State of Israel, this document is being distributed only to, and is directed only at, and any offer of the shares is directed only at, investors listed in the first addendum (as it may be amended from time to time, the “Addendum”) to the Israeli Securities Law, consisting primarily of joint investment in trust funds, provident funds, insurance companies, banks, portfolio managers, investment advisors, members of the Tel Aviv Stock Exchange, underwriters, venture capital funds, entities with equity in excess of NIS 50 million and “qualified individuals”, each as defined in the Addendum, collectively referred to as qualified investors (in each case purchasing for their own account or, where permitted under the Addendum, for the accounts of their clients who are investors listed in the Addendum). Qualified investors will be required to submit written confirmation that they fall within the scope of the Addendum, are aware of the meaning of same and agree to it.

Notice to Investors in Switzerland

The securities may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (the “SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the securities or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, or the securities have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of securities will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA, and the offer of securities has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). Accordingly, no public distribution, offering or advertising, as defined in CISA, its implementing ordinances and notices, and no distribution to any non-qualified investor, as defined in CISA, its implementing ordinances and notices, shall be undertaken in or from Switzerland, and the investor protection afforded to acquirers of interests in collective investment schemes under CISA does not extend to acquirers of securities.

Notice to Investors in Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission, in relation to the offering.

This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (the “Corporations Act”) and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the securities may only be made to persons (the Exempt Investors) who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the securities without disclosure to investors under Chapter 6D of the Corporations Act.

The securities applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring securities must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Notice to Investors in the Cayman Islands

No invitation, whether directly or indirectly, may be made to the public in the Cayman Islands to subscribe for our securities.

Notice to Investors in the People’s Republic of China

This prospectus may not be circulated or distributed in the PRC and the shares may not be offered or sold, and will not offer or sell to any person for re-offering or resale directly or indirectly to any resident of the PRC except pursuant to applicable laws, rules and regulations of the PRC. For the purpose of this paragraph only, the PRC does not include Taiwan and the special administrative regions of Hong Kong and Macau.

Notice to Investors in Taiwan

The securities have not been and will not be registered with the Financial Supervisory Commission of Taiwan (“FSCT”) pursuant to relevant securities laws and regulations and may not be sold, issued or offered within Taiwan through a public offering or in circumstances which constitutes an offer within the meaning of the Securities and Exchange Act of Taiwan that requires a registration or approval of the FSCT. No person or entity in Taiwan has been authorized to offer, sell, give advice regarding or otherwise intermediate the offering and sale of the securities in Taiwan.

Notice to Investors in Hong Kong

The contents of this prospectus have not been reviewed by any regulatory authority in Hong Kong. You are advised to exercise caution in relation to the offer. If you are in any doubt about any of the contents of this prospectus, you should obtain independent professional advice. Please note that (i) our shares may not be offered or sold in Hong Kong, by means of this prospectus or any document other than to “professional investors” within the meaning of Part I of Schedule 1 of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) (the “SFO”) and any rules made thereunder, or in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong) (the “CO”) or which do not constitute an offer or invitation to the public for the purpose of the CO or the SFO, and (ii) no advertisement, invitation or document relating to our shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere) which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to the shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the SFO and any rules made thereunder.

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

LEGAL MATTERS

The validity of the issuance of the securities offered by this prospectus will be passed upon for us by Foley Shechter Ablovatskiy LLP, New York, New York. Certain legal matters in connection with this offering will be passed on for the underwriters by Sullivan & Worcester LLP of New York, New York.

EXPERTS

The financial statements incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended April 30, 2022 have been so incorporated in reliance on the report of Haskell & White LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1, which includes exhibits, schedules and amendments, under the Securities Act with respect to the securities we are offering pursuant to this prospectus. This prospectus, which constitutes part of the registration statement, does not contain all of the information set forth in the registration statement, some of which is contained in exhibits to the registration statement, as permitted by the rules and regulations of the SEC. For further information with respect to us and our securities, we refer you to the registration statement, including the exhibits filed as a part of the registration statement. Statements made in this prospectus concerning the contents of any contract, agreement or other document are summaries of all material information about the contract, agreement or other document summarized, but are not complete descriptions of all terms of those contracts, agreements or other documents. If we filed any of those contracts, agreements or other documents as an exhibit to the registration statement, you may read the contract, agreement or other document itself for a complete description of its terms. Each statement in this prospectus relating to a contract, agreement or other document filed as an exhibit is qualified in all respects by the filed exhibit.

You can read our SEC filings, including the registration statement, annual, quarterly and special reports and proxy statements, as well as other information over the Internet at the SEC’s website at www.sec.gov or by visiting our website that we maintain at www.heartsciences.com where you may access the same free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Information contained on, or that can be accessed through, our website does not constitute part of this prospectus, and the inclusion of our website address in this prospectus is an inactive textual reference only. Investors should not rely on any such information in deciding whether to purchase our securities.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to “incorporate by reference” the information we file with them. This means that we can disclose important information to you by referring you to those documents instead of having to repeat the information in this document. The information incorporated by reference is considered to be part of this prospectus, and later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act (1) after the date of the initial registration statement, as amended, and prior to effectiveness of the registration statement, and (2) after the date of this prospectus and prior to the termination of this offering. Such information will automatically update and supersede the information contained in this prospectus and the documents listed below:

(a)	Our Annual Report on Form 10-K for the year ended April 30, 2022 filed with the SEC on July 29, 2022;

(b)

Our Quarterly Reports on Form 10-Q (i) for the quarter ended July 31, 2022 filed with the SEC on September 12, 2022, (ii) for the quarter ended October 31, 2022 filed with the SEC on December 15, 2022 and (iii) for the quarter ended January 31, 2023 filed with the SEC on March 16, 2023;

(c)

Our Current Reports on Form 8-K filed with the SEC on June 15, 2022 (as amended by Form 8-K/A filed with the SEC on June 16, 2022), June 23, 2022, July 18, 2022, September 9, 2022, September 20, 2022, October 19, 2022, October 26, 2022, December 23, 2022, January 3, 2023, January 11, 2023, January 24, 2023, February 3, 2023, February 13, 2023, February 22, 2023 (as amended by Form 8-K/A filed with the SEC on March 14, 2023), March 13, 2023, March 16, 2023 and March 23, 2023; and

(d)

The description of our Common Stock and IPO Warrants, which is contained in the Registration Statement on Form 8-A, as filed with the SEC on June 14, 2022, and including any amendments or reports filed for the purpose of updating such description.

Notwithstanding the foregoing, information that we elect to furnish, but not file, or have furnished, but not filed, with the SEC in accordance with SEC rules and regulations is not incorporated into this Registration Statement, shall not be deemed “filed” under the Securities Act, and does not constitute a part hereof.

We will provide to each person, including any beneficial owner, to whom a copy of this prospectus is delivered, a copy of any or all of the information that we have incorporated by reference into this prospectus but not delivered with this prospectus. We will provide this information upon written or oral request at no cost to the requester. You may request this information by contacting our corporate headquarters at the following address: at 550 Reserve St, Suite 360, Southlake, Texas 76092, Attn: Danielle Watson, or by calling (682)-237-7781 or at the following email address: investorrelations@heartsciences.com.

GLOSSARY OF TERMS

The following definitions shall apply to the terms used in this prospectus.

Terms Used by and for United States Federal Regulators and Regulations

“510(k)” means a premarket notification submission to the FDA for determination that a medical device is substantially equivalent to another legally U.S. marketed medical device prior to such device being marketed.

“CDC” means the U.S. Centers for Disease Control and Prevention.

“Class II” means a classification of medical devices that are subject to the FDA’s General Controls, and special controls as deemed necessary by the FDA to ensure the safety and effectiveness of the device. These special controls can include submission of a 510(k), performance standards, post-market surveillance, patient registries and FDA guidance documents.

“CMS” means U.S. Centers for Medicare & Medicaid Services.

“De Novo” means the process for obtaining authorization from the FDA of a novel medical device that is low to moderate risk for which general controls alone, or general and special controls, provide reasonable assurance of safety and effectiveness for the intended use, but for which there is no legally marketed predicate device. Devices that are classified (or re-classified) into Class II through a De Novo classification request may be marketed and used as predicates for future premarket notification 510(k) submissions, when applicable.

“FDA” means the U.S. Food and Drug Administration.

“FINRA” means the Financial Industry Regulatory Authority.

“HHS” means the U.S. Health and Human Services—Office of the Inspector General.

“JOBS Act” means the Jumpstart our Business Startups Act of 2012.

“SEC” means the U.S. Securities and Exchange Commission.

Terms Used in Jurisdictions Other Than the U.S.

“CE Mark” means Conformité Européene Mark.

Terms Used for Medical and Medical Device Related Purposes

“AI” means artificial intelligence.

“CAD” means coronary artery disease.

“CPT” means Current Procedural Terminology.

“diastolic phase” means the period of the heart’s relaxation or filling phase (as opposed to the heart’s period of contraction or pumping phase called “systolic”) of a heartbeat.

“diastolic dysfunction” means impaired left ventricular relaxation and elevated filling pressures during the diastolic phase.

“ECG” means electrocardiogram or electrocardiograph as appropriate, which is also known by the acronym “EKG.”

“echo” means an echocardiogram.

“LV” means left ventricular.

“LVD” means left ventricular dysfunction.

“LVDD” means left ventricular diastolic dysfunction.

“sensitivity” means the true positive rate or the percentage probability of a positive test result identifying patient with a condition as compared to the gold standard test which in our case is an echo.

Terms Used in Connection with Our Company and Products

“$1.5M Lender Warrants” means the warrants issued to holders of the $1.5M Notes as consideration for the extension of the maturity of the $1.5M Notes.

“$1.5M Notes” means our 12% secured subordinated convertible promissory notes in the aggregate principal amount of $1.5 million issued to accredited investors between December 2020 and April 2021.

“$130K Note” means our private placement on August 12, 2019 with FRV, an accredited investor, of an unsecured drawdown convertible promissory note in the amount of $130,000.

“$1M Lender Warrants” means the warrants issued to holders of the $1M Notes as consideration for the extension of the maturity of the $1M Notes.

“$1M Loan and Security Agreement” means the Loan and Security Agreement entered into by and among the Company, FRV and John Q. Adams, Sr. in April 2020 in connection with the $1M Notes, as amended by Amendment No. 1 dated September 30, 2021, Amendment No. 2 dated November 3, 2021, Amendment No. 3 dated May 24, 2022 and Amendment No. 4 dated January 24, 2023.

“$1M Notes” means our 12% secured, non-convertible promissory notes payable to FRV and John Q. Adams, Sr. in the aggregate principal amount of $1 million, as amended and restated.

“Investor Warrants” means all outstanding warrants to purchase 56,726 shares of our Common Stock issued in connection with funding or as consideration for services rendered to the Company and excludes the Bridge Warrants, Pre-Funded Bridge Warrants, $1M Lender Warrants and $1.5M Lender Warrants.

“IPO Underwriter Warrants” means the warrants to purchase an aggregate of 105,000 shares of Common Stock that were issued to the Underwriter in the IPO as a portion of the underwriting compensation payable in connection with the IPO.

“IPO Warrants” means all outstanding warrants to purchase shares of our Common Stock that were issued as part of the IPO Units in the IPO plus additional warrants to purchase 225,000 shares of Common Stock that were issued in the IPO as a result of the Underwriter’s exercise of its over-allotment option in part.

“IT” means our information technology.

“MyoVista” means the MyoVista wavECG device.

“Series A Preferred Stock” means our Series A convertible preferred stock, par value $0.001 per share, all outstanding shares of which converted to Common Stock in connection with our IPO.

“Series B Preferred Stock” means our Series B convertible preferred stock, par value $0.001 per share, all outstanding shares of which were cancelled in connection with our IPO.

“Series C Preferred Stock” means our Series C convertible preferred stock, par value $0.001 per share.

Terms Used in Connection with Our 2021 Bridge Financing

“2021 Bridge Financing” means our private placement, pursuant to a securities purchase agreement, with a lead investor and additional accredited investors of the Bridge Notes, Pre-Funded Bridge

Warrants and Bridge Warrants from December 2021 through February 2022, which were issued to such lead investor and additional accredited investors in exchange for the secured subordinated convertible notes and warrants issued to them in an initial closing of a private placement in October 2021.

“2021 Bridge Securities” means, collectively, the Bridge Notes, the Pre-Funded Bridge Warrants and Bridge Warrants.

“Bridge Attribution Parties” are any Bridge Purchaser, together with its affiliates and any other person acting as a group as defined under Section 13(d) of the Exchange Act with regard to determining Bridge Maximum Percentage.

“Bridge Notes” means the 8% secured Senior Subordinated Convertible Loan Notes we sold to Bridge Purchasers pursuant to the Bridge SPA.

“Bridge Purchasers” means the accredited investors who purchased our securities pursuant to the Bridge SPA.

“Bridge SPA” means the Securities Purchase Agreement we entered into with the Bridge Purchasers in connection with the 2021 Bridge Financing.

“Bridge Warrant Amendment No. 1” means Amendment No. 1 to Bridge Warrant by and between Heart Test Laboratories, Inc. and the lead investor under the Bridge SPA, dated September 8, 2022.

“Bridge Warrant Amendment No. 2” means Amendment No. 2 to Bridge Warrant by and between Heart Test Laboratories, Inc. and the lead investor under the Bridge SPA, dated February 3, 2023.

“Bridge Warrants” means the warrants to purchase our Common Stock issued along with the Bridge Notes pursuant to the Bridge SPA. The term “Bridge Warrants” does not include the Pre-Funded Bridge Warrants.

“Bridge Maximum Percentage” means the beneficial ownership in excess of 4.99% of the number of shares of the Common Stock outstanding immediately prior to, and immediately after giving effect to, the conversion of all or any portion of the Bridge Notes as applied to Bridge Attribution Parties unless a holder has notified the Company that it has elected to increase the Bridge Maximum Percentage to 9.99%.

“Pre-Funded Bridge Warrants” means the warrants issued as a result of the number of shares of Common Stock issued to a Bridge Purchaser upon conversion of in the Bridge Notes being in excess of the Bridge Maximum Percentage.

[●] UNITS

EACH UNIT CONSISTING OF

ONE SHARE OF COMMON STOCK AND

ONE WARRANT TO PURCHASE ONE SHARE OF COMMON STOCK

[●] PRE-FUNDED UNITS

EACH UNIT CONSISTING OF

ONE PRE-FUNDED WARRANT TO PURCHASE ONE SHARE OF COMMON STOCK AND

ONE WARRANT TO PURCHASE ONE SHARE OF COMMON STOCK

[●] SHARES OF COMMON STOCK UNDERLYING

WARRANTS AND PRE-FUNDED WARRANTS

Heart Test Laboratories, Inc.

PROSPECTUS

Sole Book-Running Manager

MAXIM GROUP LLC

The date of this prospectus is [●], 2023

Through and including [●], 2023 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth an estimate of the fees and expenses relating to the issuance and distribution of the securities being registered hereby, all of which shall be borne by the registrant. All of such fees and expenses, except for the SEC registration and the FINRA filing fee, are estimated:

SEC registration fee	$	*
FINRA filing fee	$	*
Transfer agent, warrant agent and registrar fees and expenses		$10,000
Legal fees and expenses		$200,000
Printing fees and expenses		$10,000
Accounting fees and expenses		$25,000
Miscellaneous fees and expenses		$10,000

Total	$	*

*	To be filed by amendment.

Item 14. Indemnification of Directors and Officers

Heart Test Laboratories, Inc. was incorporated under the laws of Texas.

The Texas Business Organizations Code (the “TBOC”) permits a corporation to indemnify a director who was, is or is threatened to be a named defendant or respondent in a proceeding as a result of the performance of his duties if such person acted in good faith and, in the case of conduct in the person’s official capacity as a director, in a manner he reasonably believed to be in the best interests of the corporation and, in all other cases, that the person reasonably believed his conduct was not opposed to the best interests of the corporation and with respect to any criminal action or proceeding, that such person had no reasonable cause to believe his conduct was unlawful. Subject to certain exceptions, the TBOC further permits a corporation to eliminate in its certificate of formation all monetary liability of the corporation’s directors to the corporation or its shareholders for conduct in performance of such director’s duties. Our amended and restated certificate of formation (the “Certificate of Formation”) provides that a director of the Company will not be liable to the Company or its shareholders for monetary damages for any act or omission by the director in the performance of his duties, except that, pursuant to the TBOC, there will be no limitation of liability to the extent the director has been found liable under applicable law for: (i) breach of the director’s duty of loyalty owed to our Company or our shareholders; (ii) an act or omission not in good faith that constitutes a breach of duty of the director to our Company or that involves intentional misconduct or a knowing violation of the law; (iii) a transaction from which the director received an improper benefit, regardless of whether the benefit resulted from an action taken within the scope of the director’s duties; or (iv) an act or omission for which the liability of the director is expressly provided for by an applicable statute.

Sections 8.101 and 8.103 of the TBOC provide that a corporation may indemnify a person who was, is or is threatened to be a named defendant or respondent in a proceeding because the person is or was a director only if a determination is made that such indemnification is permissible under the TBOC: (i) by a majority vote of the directors who at the time of the vote are disinterested and independent, regardless of whether such directors constitute a quorum; (ii) by a majority vote of a board committee designated by a majority of disinterested and independent directors and consisting solely of disinterested and independent directors; (iii) by special legal counsel selected by the board of directors or a committee of the board of directors as set forth in (i) or (ii); (iv) by the shareholders in a vote that excludes the shares held by directors who are not disinterested and independent; or (v) by a unanimous vote of the shareholders.

Section 8.104 of the TBOC provides that a corporation may pay or reimburse, in advance of the final disposition of the proceeding, reasonable expenses incurred by a present director who was, is or is threatened to be made a named defendant or respondent in a proceeding after the corporation receives a written affirmation by the director of his good faith belief that he has met the standard of conduct necessary for indemnification under Section 8.101 and a written undertaking by or on behalf of the director to repay the amount paid or reimbursed if it is ultimately determined that he has not met that standard or if it is ultimately determined that indemnification of the director is not otherwise permitted under the TBOC. Section 8.105 also provides that reasonable expenses incurred by a former director, or a present or former employee, agent or officer of a corporation, who was, is or is threatened to be made a named defendant or respondent in a proceeding may be paid or reimbursed by the corporation, in advance of the final disposition of the action, as the corporation considers appropriate.

Section 8.105 of the TBOC provides that, subject to restrictions in its certificate of formation and to the extent consistent with other law, a corporation may indemnify and advance expenses to a person who is not a director, including an officer, employee or agent of the corporation as provided by: (i) the corporation’s governing documents; (ii) an action by the corporation’s governing authority; (iii) resolution by the shareholders; (iv) contract; or (v) common law. As consistent with Section 8.105, persons who are not directors may seek indemnification and advancement of expenses from the Company to the same extent that directors may seek indemnification and advancement of expenses from the Company.

Further, our Certificate of Formation and second amended and restated bylaws (the “Bylaws”) provide that we must indemnify our directors and officers to the fullest extent authorized by law. We believe that these indemnification provisions and the directors’ and officers’ insurance are useful to attract and retain qualified directors and executive officers.

We have also entered into indemnification agreements with each of our directors and certain of our officers. The indemnification agreements provide, among other things, for indemnification to the fullest extent permitted by the TBOC and our Certificate of Formation and Bylaws against (i) any and all direct and indirect liabilities and reasonable expenses, including judgments, fines, penalties, interest and amounts paid in settlement of any claim with our approval and reasonable counsel fees and disbursements and (ii) any liabilities incurred as a result of serving as a director, officer, employee or agent (including as a trustee, fiduciary, partner or manager or in a similar capacity) of another enterprise or an employee benefit plan at our request. The indemnification agreements also provide for, or will provide for, the advancement or payment of expenses to the indemnitee and for reimbursement to us if it is found that such indemnitee is not entitled to such indemnification under applicable law and our Certificate of Formation and Bylaws or the terms of the indemnification agreements.

We expect to maintain standard policies of insurance that provide coverage (1) to our directors and officers against loss rising from claims made by reason of breach of duty or other wrongful act and (2) to us with respect to indemnification payments that we may make to such directors and officers.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us under any of the foregoing provisions, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 15. Recent Sales of Unregistered Securities

In the three years preceding the filing of this registration statement, we have issued the securities described in this section, which were not registered under the Securities Act.

Issuance of Capital Stock

•	In April 2020, we issued and sold 28,990 shares of our Series C Preferred Stock to accredited investors at a purchase price of $25.00 per share for $724,750 in cash consideration.

•

In July 2020, we issued warrants to purchase an aggregate amount of 13,083 shares of our Common Stock at an exercise price of $8.25 per share as consideration, in lieu of cash, for approximately $108,000 billed in respect of research & development services rendered by third-parties to the Company.

•	In October 2020, we issued and sold 8,000 shares of our Series C Preferred Stock to accredited investors at a purchase price of $25.00 per share for $200,000 in cash consideration.

•

From December 2020 to April 2021, we issued and sold secured convertible promissory notes, or the $1.5M Notes, to accredited investors in the aggregate principal amount of $1.5 million. The $1.5M Notes accrue interest at a rate of 12% per annum.

•

From June to July 2021, we issued warrants to purchase an aggregate amount of 11,084 shares of our common stock at an exercise price of $8.25 per share as consideration, in lieu of case, for approximately $110,000 billed in respect of research & development services rendered by third-parties to contractors of the Company.

•

In November 2021, we issued warrants to purchase 4,545 shares of our Common Stock at an exercise price equal to the lower of (i) $6.05 per share and (ii) 30% discount to the offering price for the sale of Common Stock in a public offering, to accredited investors as consideration for the extension of the maturity of the $1.5M Notes. The exercise price of the $1.5M Lender Warrants was adjusted to $2.89 per share following the IPO.

•

In November 2021, we issued warrants to purchase 15,152 shares of our Common Stock at an exercise price equal to the lower of (i) $6.05 per share and (ii) 30% discount to the offering price for the sale of Common Stock in a public offering, to accredited investors as consideration for the extension of the maturity of the $1M Loan and Security Agreement. The exercise price of the $1M Lender Warrants was adjusted to $2.89 per share following the IPO.

•

From October 2021 to February 28, 2022, in connection with our 2021 Bridge Financing, we issued and sold senior subordinated convertible notes, or the Bridge Notes, in the aggregate principal amount of $4.7 million to accredited investors for net proceeds of $4.2 million after deduction of the 10% original issue discount on our Bridge Notes. The Bridge Notes accrued interest at a rate of 8% per annum. The Company received net proceeds of approximately $4.2 million.

•

From October 2021 to February 28, 2022, in connection with our 2021 Bridge Financing, we issued warrants to originally purchase 775,420 shares of our Common Stock to accredited investors at an initial exercise price of $9.08 per share subject to certain round down provisions.

•

In June 2022, as a result of IPO, the Series B Stock was cancelled and we issued 703,290 shares of Common Stock to certain officers, prior directors and employees in connection with the conversion of the Series A Preferred Stock.

•

In July 2022, we issued an aggregate of 188,217 shares of Common Stock without the payment of additional consideration upon the conversion of 49,176 shares of Series C Preferred Stock by a holder. Such shares of Common Stock were issued in reliance on the exemption from registration provided by Section 4(a)(2) and/or Section 3(a)(9) of the Securities Act. In accordance with Section 3(a)(9) of the Securities Act, the securities were exchanged by the Company with its existing security holder in a transaction where no commission or other remuneration was paid or given directly or indirectly for soliciting such exchange.

•

In September 2022, we issued Pre-Funded Bridge Warrants to purchase 61,913 shares of Common Stock to an accredited investor in connection with the cancellation of 61,913 shares of Common Stock (with the issuance of such cancelled shares being deemed null and void, ab initio) pursuant to provisions in the Bridge Notes limiting the number of shares of Common Stock into which the Bridge Notes were convertible.

•

In September 2022, as a result of the Bridge Warrant Amendment No. 1, the number of shares of Common Stock for which the Bridge Warrants are exercisable increased by 317,510 shares. The Bridge Warrant Amendment No. 1, including the issuance of the shares of Common Stock underlying the Bridge Warrants and of the amended and restated Bridge Warrants to accredited investors, was completed in accordance with Section 3(a)(9) of the Securities Act, as securities exchanged by the Company with its existing security holders in a transaction where no commission or other remuneration was paid or given directly or indirectly for soliciting such exchange, and/or Section 4(a)(2) of the Securities Act, as a transaction by an issuer not involving any public offering.

•

In January 2023, the lead investor under the Bridge SPA exercised its Pre-Funded Bridge Warrants in full to acquire 139,356 shares of Common Stock at an exercise price of $0.0001 per share, for a total exercise price of $13.94.

•

In February 2023, we entered into Bridge Warrant Amendment No. 2. The Bridge Warrant Amendment No. 2, including the issuance of the shares of Common Stock underlying the Bridge Warrants and the amended and restated Bridge Warrants to accredited investors, was completed in accordance with Section 3(a)(9) of the Securities Act, as securities exchanged by the Company with its existing security holders in a transaction where no commission or other remuneration was paid or given directly or indirectly for soliciting such exchange, and/or Section 4(a)(2) of the Securities Act, as a transaction by an issuer not involving any public offering. During the 10 business day Limited Period, which began on the date of Bridge Warrant Amendment No. 2, the Company issued 1,172,304 shares of Common Stock and the Remaining Pre-Funded Bridge Warrant to purchase 150,000 shares of Common Stock pursuant to exercises of the Bridge Warrants. The issuance of the shares of Common Stock upon the exercises of the Bridge Warrants were completed in accordance with Section 4(a)(2) of the Securities Act, as a transaction by an issuer not involving any public offering. The issuance of the Remaining Pre-Funded Bridge Warrant was completed in accordance with Section 3(a)(9) of the Securities Act. In accordance with Section 3(a)(9) of the Securities Act, the Remaining Pre-Funded Bridge Warrant was issued by the Company to its existing security holder in exchange for existing Bridge Warrants in a transaction where no commission or other remuneration was paid or given directly or indirectly for soliciting such exchange. The Remaining Pre-Funded Bridge Warrant will take on the registered characteristics of the existing Bridge Warrants as in effect prior to the Bridge Warrant Amendment No. 2.

•

In March 2023, we issued warrants to purchase an aggregate amount of 250,000 shares of our Common Stock at an exercise price of $1.04 per share as consideration, in lieu of cash, for approximately $203,000 billed in respect of research and development services rendered by a third-party to the Company.

•	In March 2023, we issued 485 shares of our Common Stock to a certain unrelated third party for consideration of $20,000.

•	As of May 8, 2023, we have issued 478,024 shares to Lincoln Park, including the Initial Commitment Shares, receiving gross proceeds of approximately $369,000.

Except in connection with the 2021 Bridge Financing, no underwriters were involved in the foregoing sales of securities described above in this Item 15. The Benchmark Company LLC was paid a fee of $94,500 in connection with the 2021 Bridge Financing. Unless otherwise stated, the sales of securities described above were deemed to be exempt from registration pursuant to Section 4(a)(2) of the Securities Act, including Rule 506(b) of Regulation D promulgated thereunder, as transactions by an issuer not involving a public offering. All of the purchasers in these transactions represented to us in connection with their purchase that they were acquiring the securities for investment and not distribution, that they could bear the risks of the investment and could hold the securities for an indefinite period of time. Such purchasers received written disclosures that the securities had not been registered under the Securities Act and that any resale must be made pursuant to a registration or an available exemption from such registration. All of the foregoing securities are deemed restricted securities for the purposes of the Securities Act.

Grants and Exercises of Stock Options

•

In November 2020, we granted stock options to certain employees, officers and directors of the Company to purchase an aggregate amount of 148,788 shares of our Common Stock at an exercise price of $1.16 per share, of which 3,030 shares vest over a period of time and 145,758 shares vest upon specific Company performance metrics. As of May 8 , 2023, 2,778 shares of time-based awards have vested and 252 shares were unvested. All of the performance-based awards were unvested at May 8 , 2023.

•

In May 2021, we granted stock options to certain employees of the Company to purchase an aggregate amount of 2,273 shares of our Common Stock at an exercise price of $1.16 per share, vesting over a period of time. As of July 2022, all of such options have been forfeited.

•

In March 2022, we granted stock options to certain employees, officers and directors of the Company to purchase an aggregate amount of 158,106 shares of our Common Stock at an exercise price of $3.47 per share, vesting over time and performance-based metrics. As of May 8 , 2023, 60,985 awards have vested.

•

In February and March 2022, we granted stock options to our Chief Financial Officer to purchase an aggregate amount of 9,090 shares of our Common Stock at an exercise price of $3.47 per share, vesting over time and performance-based metrics. As of May 8 , 2023, 6,439 awards have vested.

•

In March 2023, we granted stock options to certain employees, officers and directors of the Company to purchase (i) an aggregate amount of 919,000 shares of our Common Stock at an exercise price of $0.97 per share, vesting over time and performance-based metrics, and (ii) an aggregate amount of 12,500 shares of our Common Stock at an exercise price of $1.02 per share, vesting over time and performance-based metrics. As of May 8 , 2023, all of the awards were unvested.

•	There were no grants of stock options to our employees, officers or directors in April 2023.

The issuances of the securities described above in this Item 15 under “Grants and Exercises of Stock Options” were deemed to be exempt from registration pursuant to Section 4(a)(2) of the Securities Act and Rule 701 promulgated thereunder as transactions by an issuer not involving a public offering. All of the purchasers in these transactions represented to us in connection with their purchase that they were acquiring the securities for investment and not distribution, that they could bear the risks of the investment and could hold the securities for an indefinite period of time. Such purchasers received written disclosures that the securities had not been registered under the Securities Act and that any resale must be made pursuant to a registration or an available exemption from such registration. The shares of Common Stock to be issued upon the exercise of the options are deemed to be restricted securities for purposes of the Securities Act.

Item 16. Exhibits and Financial Statement Schedules

(a) Exhibits.

The exhibits to the Registration Statement are listed in the Exhibit Index below and incorporated by reference herein.

Exhibit Number	Exhibit Description

3.1	Amended and Restated Certificate of Formation of Heart Test Laboratories, Inc. (incorporated by reference to Exhibit 3.1 to the Company’s Registration Statement on Form S-1, filed with the SEC on May 17, 2022).

3.2	Certificate of Designations, Number, Voting Power, Preferences and Rights of Series C Convertible Preferred Stock of Heart Test Laboratories, Inc. (incorporated by reference to Exhibit 3.2 to the Company’s Registration Statement on Form S-1, filed with the SEC on May 17, 2022).

Exhibit Number	Exhibit Description

3.3	Second Amended and Restated Bylaws of Heart Test Laboratories, Inc. (incorporated by reference to Exhibit 3.3 to the Company’s Registration Statement on Form S-1, filed with the SEC on May 17, 2022).

3.4	Form of Certificate of Amendment to Amended and Restated Certificate of Formation of Heart Test Laboratories, Inc. (incorporated by reference to Exhibit 3.4 to Amendment No. 1 to the Company’s Registration Statement on Form S-1, filed with the SEC on June 6, 2022).

3.5	Certificate of Amendment to Amended and Restated Certificate of Formation of Heart Test Laboratories, Inc., as amended (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K, filed with the SEC June 23, 2022).

4.1	Form of Registration Rights Agreement by and among Heart Test Laboratories, Inc. and the parties listed as signatories thereto related to the Series C Preferred Stock (incorporated by reference to Exhibit 4.3 to the Company’s Registration Statement on Form S-1, filed with the SEC on May 17, 2022).

4.2	Form of Bridge Warrant (incorporated by reference to Exhibit 4.4 to the Company’s Registration Statement on Form S-1, filed with the SEC on May 17, 2022).

4.3	Form of $1M Lender Warrant and $1.5M Lender Warrant (incorporated by reference to Exhibit 4.6 to the Company’s Registration Statement on Form S-1, filed with the SEC on May 17, 2022).

4.4	Form of Investor Warrant (incorporated by reference to Exhibit 4.7 to the Company’s Registration Statement on Form S-1, filed with the SEC on May 17, 2022).

4.5	Representative’s Warrant Agreement issued June 17, 2022 (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed June 23, 2022).

4.6	Warrant Agent Agreement dated June 17, 2022 between Heart Test Laboratories, Inc. and American Stock Transfer & Trust Company, LLC (incorporated by reference to Exhibit 4.2 to the Company’s Current Report on Form 8-K, filed with the SEC on June 23, 2022).

4.7	Form of Certificated Warrant (incorporated by reference to Exhibit 4.10 to Amendment No. 2 to the Company’s Registration Statement on Form S-1, filed with the SEC on June 10, 2022).

4.8	Amendment No. 1 to Bridge Warrants dated September 8, 2022 (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K, filed with the SEC on September 9, 2022).

4.9	Form of Amendment No. 2 to Bridge Warrants dated February 3, 2023 (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K, filed with the SEC on February 3, 2022).

4.10	Form of Amended and Restated Warrant to Purchase Common Stock, as amended through February 3, 2023 (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K, filed with the SEC on February 22, 2023).

4.11	Form of Pre-Funded Warrant, issued pursuant to Amendment No. 2 to Warrants to Purchase Common Stock (incorporated by reference to Exhibit 4.2 to the Company’s Current Report on Form 8-K/A, filed with the SEC on March 14, 2023).

4.12**	Form of Warrant

4.13**	Form of Pre-Funded Warrant

5.1**	Opinion of Foley Shechter Ablovatskiy LLP.

Exhibit Number	Exhibit Description

10.1	MyoVista Technology Agreement, by and between Heart Test Laboratories, Inc. and Guangren “Gary” Chen, dated December 31, 2013 (incorporated by reference to Exhibit 10.1 to the Company’s Registration Statement on Form S-1, filed with the SEC on May 17, 2022)

10.2	First Amendment of MyoVista Technology Agreement by and between Heart Test Laboratories, Inc. and Guangren “Gary” Chen, dated March 13, 2017 (incorporated by reference to Exhibit 10.2 to the Company’s Registration Statement on Form S-1, filed with the SEC on May 17, 2022)

10.3	Master Assignment by and between Heart Test Laboratories, Inc. and Guangren “Gary” Chen, dated January 1, 2014 (incorporated by reference to Exhibit 10.3 to the Company’s Registration Statement on Form S-1, filed with the SEC on May 17, 2022).

10.4	Security Agreement and Pledge by and between Heart Test Laboratories, Inc. and Guangren “Gary” Chen, dated March 14, 2014 (incorporated by reference to Exhibit 10.4 to the Company’s Registration Statement on Form S-1, filed with the SEC on May 17, 2022).

10.5	Evaluation, Option and License Agreement by and between Heart Test Laboratories, Inc. and The University Court of The University of Glasgow, dated June 2, 2015 (incorporated by reference to Exhibit 10.5 to the Company’s Registration Statement on Form S-1, filed with the SEC on May 17, 2022).

10.6	Exercise of Option Agreement by and between Heart Test Laboratories, Inc. and The University Court of The University of Glasgow, dated December 23, 2015 (incorporated by reference to Exhibit 10.6 to the Company’s Registration Statement on Form S-1, filed with the SEC on May 17, 2022).

10.7	$130K Note by and between Heart Test Laboratories, Inc. and Front Range Ventures, LLC, dated August 12, 2019 (incorporated by reference to Exhibit 10.7 to the Company’s Registration Statement on Form S-1, filed with the SEC on May 17, 2022).

10.8	$1M Loan and Security Agreement by and among Heart Test Laboratories, Inc., Front Range Ventures, LLC and John Q. Adams, Sr., dated April 24, 2020 (incorporated by reference to Exhibit 10.8 to the Company’s Registration Statement on Form S-1, filed with the SEC on May 17, 2022).

10.9	Amendment No. 1 to the $1M Loan and Security Agreement, dated September 30, 2021 (incorporated by reference to Exhibit 10.9 to the Company’s Registration Statement on Form S-1, filed with the SEC on May 17, 2022).

10.10	Amendment No. 2 to the $1M Loan and Security Agreement, dated November 3, 2021 (incorporated by reference to Exhibit 10.10 to the Company’s Registration Statement on Form S-1, filed with the SEC on May 17, 2022).

10.11	Form of $1.5M Note (incorporated by reference to Exhibit 10.11 to the Company’s Registration Statement on Form S-1, filed with the SEC on May 17, 2022).

10.12	Form of Amendment No. 1 to the Form of $1.5M Note by and among Heart Test Laboratories, Inc. and the Requisite Noteholders, dated November 2, 2021 (incorporated by reference to Exhibit 10.12 to the Company’s Registration Statement on Form S-1, filed with the SEC on May 17, 2022).

10.13	Form of Securities Purchase Agreement by and between Heart Test Laboratories, Inc. and Purchasers listed as signatories thereto, dated December 22, 2021 (incorporated by reference to Exhibit 10.13 to our Registration Statement on Form S-1, filed with the SEC on May 17, 2022).

10.14	Consulting Agreement by and between Heart Test Laboratories, Inc. and Kyngstone Limited, Inc., dated June 25, 2013 (incorporated by reference to Exhibit 10.15 to the Company’s Registration Statement on Form S-1, filed with the SEC on May 17, 2022).

Exhibit Number	Exhibit Description

10.15	FRV Side Letter by and between Heart Test Laboratories, Inc. and Front Range Ventures, LLC, dated April 10, 2019 (incorporated by reference to Exhibit 10.16 to Amendment No. 1 to the Company’s Registration Statement on Form S-1, filed with the SEC on June 6, 2022).

10.16†	Amended and Restated Employment Agreement by and between Heart Test Laboratories, Inc. and Mark Hilz, dated April 5, 2022 (incorporated by reference to Exhibit 10.17 to the Company’s Registration Statement on Form S-1, filed with the SEC on May 17, 2022).

10.17†	Employment Agreement by and between Heart Test Laboratories, Inc. and Andrew Simpson, dated April 5, 2022 (incorporated by reference to Exhibit 10.18 to the Company’s Registration Statement on Form S-1, filed with the SEC on May 17, 2022).

10.18	Form of Amendment No. 3 to the $1M Loan and Security Agreement, dated May 2022 (incorporated by reference to Exhibit 10.19 to the Company’s Registration Statement on Form S-1, filed with the SEC on May 17, 2022).

10.19	Form of Amendment No. 2 to the Form of $1.5M Note by and among Heart Test Laboratories, Inc. and the Requisite Noteholders, dated May 2022 (incorporated by reference to Exhibit 10.20 to the Company’s Registration Statement on Form S-1, filed with the SEC on May 17, 2022).

10.20	Form of Time-Based Vesting Nonstatutory Stock Option Agreement of Heart Test Laboratories, Inc. (incorporated by reference to Exhibit 10.21 to the Company’s Registration Statement on Form S-1, filed with the SEC on May 17, 2022).

10.21	Form of Performance-Based Vesting Nonstatutory Stock Option Agreement of Heart Test Laboratories, Inc (incorporated by reference to Exhibit 10.22 to the Company’s Registration Statement on Form S-1, filed with the SEC on May 17, 2022).

10.22	Amendment No. 4 to the $1M Loan and Security Agreement, dated January 24, 2023 (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed with the SEC on January 24, 2023).

10.23	Purchase Agreement, dated as of March 10, 2023, by and between the Company and Lincoln Park (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K, filed with the SEC on March 10, 2023).

10.24	Registration Rights Agreement, dated as of March 10, 2023, by and between the Company and Lincoln Park (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K, filed with the SEC on March 13, 2023).

10.25†	Heart Test Laboratories, Inc. 2023 Equity Incentive Plan (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K, filed with the SEC on March 16, 2023).

10.26†	Form of the Company’s Incentive Stock Option Agreement under the Company’s 2023 Equity Incentive Plan (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K, filed with the SEC on March 23, 2023).

10.27†	Form of the Company’s Non-Qualified Stock Option Agreement under the Company’s 2023 Equity Incentive Plan (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K, filed with the SEC on March 23, 2023).

10.28**	Form of Warrant Agency Agreement.

Exhibit Number	Exhibit Description

23.1**	Consent of Haskell & White LLP.

23.2**	Consent of Foley Shechter Ablovatskiy LLP (included in Exhibit 5.1).

24.1**	Power of Attorney (contained on the signature page hereto).

107**	Filing Fee Table.

*	Filed herewith.
**	To be filed by amendment
†	Management contract or compensatory plan or arrangement.

(b) Financial Statement Schedules

All financial statement schedules are omitted because the information called for is not required or is shown either in the financial statements or in the notes thereto.

Item 17. Undertakings

The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

i. To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended (the “Securities Act”);

ii. To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission (the “SEC”) pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

iii. To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement; provided, however, that paragraphs (a)(1)(i), (ii) and (iii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the SEC by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that are incorporated by reference in this registration statement or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of this registration statement.

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability under the Securities Act, to any purchaser:

i. Each prospectus filed by the registrant pursuant to Rule 424 (b)(3) shall be deemed to be part of this registration statement as of the date the filed prospectus was deemed part of and included in this registration statement;

ii. Each prospectus required to be filed pursuant to Rule 424 (b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii) or (x) for the purpose of providing the information required by Section 10(a) of the Securities Act, shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; and

iii. Each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5) That, for the purpose of determining liability of the registrant under the Securities Act, to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

i. Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

ii. Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

iii. The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

iv. Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(6) That, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(7) Insofar as indemnification for liabilities arising under the Securities Act, may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-1 and has duly caused this registration statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Southlake, State of Texas on May     , 2023.

Heart Test Laboratories, Inc.

By:
Name: Andrew Simpson
Title: President, Chief Executive Officer and Chairman of the Board of Directors

POWER OF ATTORNEY

The undersigned officers and directors of Heart Test Laboratories, Inc. hereby constitute and appoint each of Andrew Simpson, Mark Hilz and Danielle Watson with full power of substitution, each of them singly our true and lawful attorneys-in-fact and agents to take any actions to enable the Company to comply with the Securities Act, and any rules, regulations and requirements of the SEC, in connection with this registration statement on Form S-1, including the power and authority to sign for us in our names in the capacities indicated below any and all further amendments to this registration statement and any other registration statement filed pursuant to the provisions of Rule 462 under the Securities Act.

Pursuant to the requirements of the Securities Act, this amendment to the registration statement on Form S-1 has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title Date

Andrew Simpson	President, Chief Executive Officer and Chairman of the Board of Directors (Principal Executive Officer)	May , 2023

Danielle Watson	Chief Financial Officer and Treasurer (Principal Financial and Accounting Officer)	May , 2023

Mark Hilz	Chief Operating Officer, Secretary and Director	May , 2023

Bruce Bent	Director	May , 2023

David R. Wells	Director	May , 2023

Brian Szymczak	Director	May , 2023